


13001782

Taubman Centers, Inc.
2012 Annual Report


BALANCE

TAUBMAN CENTERS creates extraordinary retail environments for communities, shoppers, merchants and investors. Our portfolio of regional and super regional malls, located in major markets from coast to coast, is the most productive in the publicly held U.S. regional mall industry. We delight customers and build shareholder value through the intensive management of our existing properties, acquisitions, and the highly selective development of new shopping destinations.

"Sustainable success in any endeavor requires balance.

That's especially true in our business. For us, developing and managing productive retail properties is both an art and a science. We create and operate our dominant shopping destinations with equal parts planning and passion. Taubman properties are designed to maximize the opportunities for both shoppers and retailers. And we make our investment decisions carefully balancing today's costs against tomorrow's returns.

For more than six decades – the last 20 years as a public company – we've gotten the balance just about right."

– ROBERT S. TAUBMAN

COMPARISON OF CUMULATIVE SHAREHOLDER RETURN

The graph below displays the cumulative total returns on a $100 investment in each of our Common Stock, the MSCI US REIT Index, the FTSE NAREIT Equity Retail Index, the S&P Composite – 500 Stock Index and the S&P 400 MidCap Index for the period December 31, 2002 through December 31, 2012 (assuming in all cases, the reinvestment of dividends). During 2012, Taubman Centers' shareowners enjoyed a 29.7 percent total shareholder return. Over the 10-year period ended December 31, 2012, total shareholder return was 21.8 percent.

The company's 10-year compound annual shareholder return was the highest in the publicly held U.S. regional mall industry and placed the company fourth of the 85 U.S. REITs that have operated during this period.



Taubman Centers, Inc.
FTSE NAREIT Equity Retail Index
MSCI US REIT Index
S&P MidCap 400 Index
S&P 500 Index

720.64 21.8%
554.69
437.07
368.90 367.54
311.54 12.0%
297.80
299.07 11.6%
272.21 10.5%
244.70
203.29
198.29
198.57 7.1%
134.00
100.00

Compound Annual Growth Rate

02 03 04 05 06 07 08 09 10 11 12

A LETTER FROM
ROBERT S. TAUBMAN
Chairman of the Board,
President & Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
APR 1 5 2013
WASH, D.C.
193
SECTION



For Taubman Centers, 2012 was an outstanding year.

Performance was driven by a balance of contributions from both internal and external sources of growth. Our core properties produced tremendous results and we made substantial progress on our development pipeline that will fuel our company's growth for years to come.

Since Taubman Centers' IPO in November 1992, total shareholder return has been about 17 percent compounded annually. In the more recent 10-year period ending December 31, 2012, total annual shareholder return was nearly 22 percent, the best performance among all publicly held U.S. regional mall REITs. And I'm especially proud to report that during 2012 our shareholders were rewarded with a total return of 29.7 percent, comparing very favorably to the MSCI US REIT Index's 17.7 percent and the S&P 500 Index's 15.9 percent.

SOLID CONTRIBUTIONS FROM THE CORE

Starting with the critical metric of average tenant sales per square foot, the company's properties achieved historic results of $688 in 2012, an increase of 7.3 percent over the comparable portfolio in 2011. This was another record for Taubman Centers and the publicly held U.S. regional mall industry. Tenants doing business in our space enjoy average sales per square foot $120 higher than our closest competitor. That's one of the reasons such point-of-difference merchants as Diesel, MAC, Restoration Hardware, Gap, Victoria's Secret and D&G opened their first U.S. mall locations in Taubman centers. In fact, many of the first Apple stores were opened in Taubman shopping centers.

Great, unique merchants are the most important reason that over the 10-year period ended December 31, 2012, the compounded annual growth of our tenant sales per square foot has been 5.1 percent. As a comparison, the core Consumer Price Index compounded annual growth over this same 10-year period was just 1.9 percent. This massive outperformance in sales growth has led to compounded annual Adjusted Funds from Operations growth of approximately 6 percent over the same period.

Reflecting the positive retailer sentiment in our centers, leased space was 93.4 percent at year end, up 1 percent from 92.4 percent on December 31, 2011. Ending occupancy in our centers was 91.8 percent on December 31, 2012 – the highest in our history – up a solid 1.1 percent from 90.7 percent on December 31, 2011. Including temporary in-line tenants with leases of one year or less, ending occupancy was 96.6 percent, the best combined occupancy number in our history.

Average rent per square foot for the year was a record $46.69, up 3.3 percent from $45.22 in 2011.

Capitalizing on the aggressive management of our costs and strong tenant sales performance over the last several years, Net Operating Income (NOI) excluding lease cancellation income increased 7.2 percent in 2012. This is the highest NOI growth rate we've achieved in 10 years.

ACCELERATING EXTERNAL GROWTH

Complementing the strong performance of our core assets, we continued in 2012 to make progress on all four prongs of our external growth strategy: development of traditional regional mall properties; development of outlet centers; acquisitions; and Asia expansion.

DEVELOPMENT

In the first quarter of 2012 we celebrated the opening of City Creek Center in Salt Lake City, Utah. Anchored by Nordstrom and Macy's, City Creek Center is the retail component of City Creek, a 23-acre, mixed-use development on three blocks including hotel, offices, and residential space in the heart of downtown Salt Lake City. The center has been enthusiastically embraced by the community and is off to a great start.

We're very proud that City Creek Center was named "Best Retail Development" for 2012 at the prestigious International Property Awards in London. The center won for the entire Americas region, which includes the U.S., Canada, Central and South America, and the Caribbean.

City Creek Center was the first enclosed regional shopping center to open in the United States in six years. It should come as no surprise that our company would have the confidence to lead the industry out of this period of inactivity. Development is in our DNA and we're one of very few companies with the history, people, capital, and credibility able to sponsor a large-scale retail project.

In the last decade, about 40 new regional malls were built in the U.S. About 18 to 20 would have met our standards, and we built nine of those. We think only 15 to 20 new regional malls will be built this decade. About half of those – seven to ten – will meet our quality standards. Of these, we are expecting to build at least five.

We are well on our way, as in addition to City Creek Center, during 2012 we broke ground on two new regional malls and one outlet center:

- The Mall at University Town Center is an 880,000 square foot traditional two-level enclosed mall in Sarasota, Florida, anchored by Saks Fifth Avenue, Dillard's and Macy's. The center, opening on October 16, 2014, will feature more than 100 specialty stores and restaurants, over half of which will be new to the market.

ADJUSTED FUNDS FROM OPERATIONS / DIVIDENDS PER SHARE ($)

Taubman Centers' Adjusted Funds from Operations[1] in 2012 was $3.34 per share – the highest recorded in our history. Over the last decade, Adjusted Funds from Operations grew at a 5.9 percent compound annual rate. Over the 10-year period ended December 31, 2012, Taubman Centers' dividend has grown 76.2 percent – a compounded annual growth rate of 6.5 percent. Since the company went public in 1992 it has never reduced its common dividend and has increased its dividend 16 times.

[1] Adjusted Funds from Operations excludes charges and gains on redemption of preferred stock and equity, gains or losses on extinguishment of debt, PRC taxes on sale of Taubman TCBL assets, acquisition costs, Westfarms litigation settlements, and certain restructuring and impairment charges. See Notes and Reconciliations page at the end of this report.

[2] Excludes special dividend of $0.1834 per share paid in December, 2010.

[3] The annualized amount of the first quarter 2013 regular dividend is $2.00.

- The Mall of San Juan, the island of Puerto Rico's first luxury retail venue, is a 650,000 square foot two-level shopping center featuring the first Saks Fifth Avenue and Nordstrom in the Caribbean. Approximately 60 percent of the center's 100 stores and restaurants are expected to be new to the island. The center is scheduled to open on March 26, 2015.

- Taubman Prestige Outlets Chesterfield is located in the western St. Louis suburban city of Chesterfield, Missouri. The center's initial phase will feature 310,000 square feet of space with approximately 80 stores. This open-air property, opening on August 2, 2013, will join our very successful Dolphin Mall and Great Lakes Crossing Outlets as our third outlet venue. The center further diversifies our portfolio, building on our core capabilities and responding to the needs of our retailers.

ACQUISITIONS

On the acquisition front, for the second year in a row we were able to invest more than a half billion dollars. We are pleased to be able to increase our ownership in two very high performing assets located in Florida:

- In December, we acquired an additional 49.9 percent interest in International Plaza in Tampa for $437 million. This brings the company's ownership in the center to 100 percent.

- Also in December, we acquired an additional 25 percent interest in Waterside Shops in Naples for $78 million, bringing the company's ownership in the center to 50 percent.


Adjusted FFO per share
Dividends per share
2.00
2.16
2.36
2.65
2.88
3.08
3.06
2.86
2.84
3.34
1.050
1.095
1.160
1.290
1.540
1.660
1.660
1.683[2]
1.763
1.850[3]
03
04
05
06
07
08
09
10
11
12

TAUBMAN ASIA

As anticipated, in 2012, we dramatically expanded our presence and capabilities in Asia. With offices in Hong Kong, Beijing, Shanghai, and Seoul, we now believe we have the ability to source, build, and operate in China and South Korea. Underpinning our confidence was the successful opening of the IFC project in Seoul. At its opening in August, the 430,000 square foot retail center was 100 percent leased. IFC Mall is part of a 5.4 million square-foot mixed-use project and we're delighted with the initial results.

As a result, we have been able to accelerate our investment opportunities. In the last eight months Taubman Asia has announced three new projects:

- Hanam Union Square, located just east of Seoul, will be a 1.7 million square foot western-style shopping center. We're joint venturing with Shinsegae Group, South Korea's largest retailer, to build, lease, and manage the shopping center. Scheduled for a 2016 opening, this will be the largest shopping center in Korea.
- Xi'an Saigao City Plaza will be an over one million square foot shopping center located in Xi'an, China. We will be joint venturing with Wangfujing, one of China's largest department store chains, and together we will own a controlling interest in and manage the shopping center. The center is scheduled to open in 2015 and is part of a 5.9 million square foot mixed-use project, which includes two hotels, a residential tower, two serviced apartment towers and an office building.
- Zhengzhou Vancouver Times Square will be an approximately one million square foot multi-level shopping center located in Zhengzhou, China. Zhengzhou is home to a number of major industries and the headquarters of Foxconn, the manufacturer of many of Apple's products. This is a second joint venture with Wangfujing, and together we'll own a majority interest and manage the center, which is scheduled to open in 2015.

STRENGTHENING OUR BALANCE SHEET

Key to our growth will be maintaining a strong balance sheet with significant flexibility. We will continue to find ways to secure capital whenever we believe it is favorably priced. In 2012, we issued over $400 million in common and preferred stock and completed more than $850 million of refinancings. In addition, in March 2013, we completed a $170 million preferred stock offering. At 6.25 percent coupon, this is the lowest coupon ever for an unrated REIT.

Our solid performance and strong financial position made it possible to once again grow Taubman Centers' dividend by 2.8 percent in March 2012. In March 2013, we announced an additional 8.1 dividend increase. Since our public offering in 1992, Taubman Centers' dividend has been increased 16 times, achieving a 4.2 percent compounded annual growth rate.

LOOKING FORWARD

As we look to the future, our company is well positioned for continued growth from our core properties and our growing development pipeline. With the global economic environment improving at a slow but steady pace, we're confident we'll see our share of attractive opportunities to put both our capital and capabilities to work in the U.S. and Asia. As we make these important investment and resource decisions, we'll be guided by all we have learned and achieved over six decades of economic cycles.

Our impressive record of success gives us that confidence to strike the right balance between the realities of risk with the promises of reward.

The company's outstanding performance in 2012 would not have been possible without the dedication of the talented women and men of Taubman Centers, the leadership of our Board of Directors, and the support of our shareowners. Thank you for all your contributions.

Sincerely,

ROBERT S. TAUBMAN
Chairman of the Board,
President & Chief Executive Officer

CITY CREEK CENTER – SALT LAKE CITY, UTAH

City Creek Center – conceived to complement and enliven Sale Lake City's downtown commercial, residential and leisure offerings - opened in March 2012. The center is the retail centerpiece of one of the most ambitious urban mixed-use redevelopment projects in the United States and was the first enclosed regional shopping center to open in the U.S. since 2006.


SWAROVSKI

RETAIL COMPONENT OF XI'AN SAIGAO CITY PLAZA – XI'AN, CHINA

Xi'an Saigao City Plaza will be an over one million square foot shopping center located in Xi'an, China. We will be joint venturing with Wangfujing, and together we will own a controlling interest in and manage the shopping center. The center is scheduled to open in 2015 and is part of a 5.9 million square feet mixed-use project, which includes two hotels, a residential tower, two serviced apartment towers and an office building.


SAIGAO CITY
PLAZA

RISK | REWARD

"We're confident developing new properties will continue to be a differentiating strategy for us. Throughout our history, knowing when to take that risk has created tremendous value for our shareowners."

– LISA A. PAYNE



A LETTER FROM
LISA A. PAYNE
Vice Chairman,
Chief Financial Officer

Nothing ventured, nothing gained.

That's not a generally accepted accounting phrase. But it does capture the essence of a question we ask ourselves every day: How do we best deploy our capital to create value and maximize return on investment?

In determining the best course, it helps to be able to call upon the expertise and confidence that come from our 63-year history of developing extraordinarily productive retail properties. Because we've had a lot of experience balancing risk and reward, we've enjoyed consistently strong returns on our investments.

One clear indication of our success is the fact that of the approximately $2 billion of capital investment we've made in development projects since 2001, our unlevered Internal Rate of Return (IRR) has been


27.2
64.6
6.4
1.8
Common Stock and Operating Partnership Equity
Fixed Debt
Floating Debt
Preferred Stock

BALANCE SHEET COMPOSITION (%)

At December 31, 2012 our debt to total market capitalization stood at just 33.6 percent, as compared to the sector average of 47.9 percent. With our conservative balance sheet management, we maintain the financial flexibility to fund new investments and protect our liquidity from volatile capital markets. We typically place moderate leverage on our assets, reducing risk and increasing the likelihood that we will generate excess proceeds from refinancing activity.

over 16 percent, based on a terminal cap rate of 5 percent. Assuming 50 percent leverage, the IRR would have been approximately 22 percent. And on average, the centers we've developed since 2001 are at least equal in quality to our portfolio average.

I remember 10 years ago addressing investor concerns regarding these now highly productive assets as they emerged from our development pipeline. Many of the same concerns are being expressed today with our current crop of new projects. But we're confident developing new properties will continue to be a differentiating strategy for us. Throughout our history, knowing when to take that risk has created tremendous value for our shareowners.

We estimate that about 40 percent of our current share price can be attributed to the developments that have come online since 2001. And because the asset value of our properties increases over time, as we refinance our centers we are able to fund new development with internal sources of capital. During 2012, our share of property refinancings generated excess proceeds of more than $215 million.

Consider that in our 20 years as a public company we've nearly quintupled our total market cap and more than quintupled our net equity. During that time we have issued only $350 million of common equity – including equity issued for acquisitions and net of buybacks. Yet we've increased our dividend 16 times and reduced our payout ratio from 104 percent to 55 percent.

In March 2013 we finalized an increase to our primary line of credit to $1.1 billion, up from $650 million, with an accordion feature that increases the borrowing capacity to as much as $1.5 billion if fully exercised. This provides us additional financial flexibility to fund our operations and development pipeline.

Also in March 2013, we completed a $170 million 6.25 percent preferred stock offering. The net proceeds were used to reduce outstanding borrowings under our revolving lines of credit.

We feel very comfortable with our ability to fund all our capital needs. In fact, if we elected to not raise *any* capital through the sale of joint venture interests or sell common equity at any point during the development cycle of our current pipeline, our analysis shows our debt to market cap would be roughly 40 percent.

At December 31, 2012, our debt to total market capitalization stood at 33.6 percent, down nearly 5 percent compared to the same period last year. As we fund our development pipeline over the next few years, we're committed to maintaining our strong balance sheet. At year-end, it was one of the most conservative in the publicly held U.S. regional mall industry. We believe our balance sheet will continue to be a key competitive advantage that allows us to respond to opportunities.

We expect to act prudently to maintain that balance sheet we've worked so hard over 20 years to create. Successfully balancing risk and reward is something we've done with confidence for more than six decades.

LISA A. PAYNE
Vice Chairman,
Chief Financial Officer

HANAM UNION SQUARE – HANAM, GYEONGGI PROVINCE, SOUTH KOREA

Hanam Union Square, located just east of Seoul, will be a 1.7 million square foot western-style shopping center. We're joint venturing with Shinsegae Group, South Korea's largest retailer, to build, lease, and manage the shopping center. Scheduled for a 2016 opening, this will be the largest shopping center in Korea.



THE MALL OF SAN JUAN – SAN JUAN, PUERTO RICO

In September 2012, we broke ground on the The Mall of San Juan, the island of Puerto Rico's first luxury development. The 650,000 square foot, two-level upscale shopping center will feature the first Saks Fifth Avenue and Nordstrom in the Caribbean and approximately 100 stores and restaurants, 60 percent of which are expected to be new to the island. The Mall of San Juan will be the dominant upscale shopping destination for the entire island of Puerto Rico. The center will open on March 26, 2015.


CUSTOMER SERVICE

TODAY | TOMORROW

"For merchants and developers, it's always been about keeping things fresh, balancing the timeless elements of retailing with the best of contemporary fashion, technology and environment. That requires making the right investments today to ensure a brighter tomorrow."

– WILLIAM S. TAUBMAN

TENANT SALES PER SQUARE FOOT ($)[1]

Tenant sales per square foot is the most important measure of the quality of regional mall assets. The higher the retailers' sales, the higher the rents those retailers can pay, which translates to greater rewards to the landlord and its shareholders. Once again in 2012, Taubman led the publicly held U.S. regional mall industry with sales per square foot of $688, another record for the company and for the publicly held U.S. regional mall industry. Over the last decade, the compounded annual growth of our tenant sales per square foot has been 5.1 percent, more than two and half times greater than the 1.9 percent compounded annual growth of the core Consumer Price Index.

[1] See Notes and Reconciliations page at the end of this report for properties included and excluded.



A LETTER FROM
WILLIAM S. TAUBMAN
Chief Operating Officer

Nothing ever stays the same.

Nowhere is that more the case than in retailing. Not long ago, there were no Apple stores and online shopping was just an emerging concept. Like fashion, retailing is constantly changing to meet the needs and address the tastes of the ever-more-demanding consumer.

Since our founding in 1950, we've operated with the mind-set of a retailer, and we've been willing to invest in our properties to keep them fresh and appealing to customers. That's been the approach that guides our core investment decisions.

We're constantly balancing the opportunities to maximize NOI for today with the need to invest for growth years down the road.


441
466
508
529
555
533
502
564
641
688
03
04
05
06
07
08
09
10
11
12

Since 2000, we have renovated, expanded or built from scratch over 80 percent of our centers. We're constantly reinvesting in our centers in order to make the environments compelling and enhance them as real destinations. It's critical to offer enough key brands to excite customers and keep them coming back. We have the shortest lease terms in the industry so we turn our stores more often, keeping the properties refreshed with appealing new offerings and providing our customers an exciting atmosphere.

Throughout our history we have pioneered innovations that become the industry standard, including the earliest two-level centers, the first food courts, the first multiplex theatres, the first ring road traffic systems, and the first column-free store design. We're always working on ways to improve our customer experience and differentiate our centers. And we believe new technologies will bring us that opportunity.

Today the best retailers touch their customers seamlessly whether through e-commerce, catalogues, direct mail or brick and mortar. Brick and mortar enables retailers to holistically present and establish their brands, and create an interactive human experience that uniquely inspires customers. Retailers are using technology to improve the customer experience at all levels... from the front of the house, to the logistics chain, to products, design, and assortment, to the efficiency of the manufacturing process and pricing, to customer knowledge and service. Social media platforms also enhance the connectivity of the customer and retailer. And in this omnichannel world, the brand is more important than ever.

For merchants and developers, it's always been about keeping things fresh, balancing the timeless elements of retailing with the best of contemporary fashion, technology and environment. That requires making the right investments today to ensure a brighter tomorrow.

WILLIAM S. TAUBMAN
Chief Operating Officer

LEASED SPACE AND OCCUPANCY (%)

The world's greatest merchants want to do business in the most productive retail environments in the U.S., and our occupancy and leased space percentages reflect the attractiveness of our shopping centers. Despite ups and downs in the economy, our leased space percentage has remained consistent. Occupancy for our centers at December 31, 2012 was 91.8 percent, up 1.1 percent from last year. Temporary tenants comprised an additional 4.8 percent, bringing the total to 96.6 percent – the highest combined occupancy number we've ever had. Leased space was 93.4 percent, up 1 percent from last year – another reflection of the positive retailer sentiment in our centers.

	03	04	05	06	07	08	09	10	11	12
Leased Space	89.8	90.7	91.7	92.5	93.8	92.0	91.6	92.0	92.4	**93.4**
Ending Occupancy	87.4	89.6	90.0	91.3	91.2	90.5	89.8	90.1	90.7	**91.8**

THE MALL AT UNIVERSITY TOWN CENTER – SARASOTA, FLORIDA

In October 2012, we broke ground on The Mall at University Town Center, a two-level enclosed mall in Sarasota, Florida, anchored by Saks Fifth Avenue, Dillard's and Macy's. The 880,000 square foot center will include more than 100 specialty stores and restaurants, approximately half of which are anticipated to be new to the market. Located at I-75 and University Parkway, the area's most heavily traveled interchange, The Mall at University Town Center will be the dominant fashion shopping destination in the growing Sarasota region. The center will open on October 16, 2014.


Saks
Fifth
Avenue
macy's

2012 Portfolio

USA

CORPORATE HEADQUARTERS
Bloomfield Hills, MI

CORPORATE OFFICE
New York, NY

ARIZONA MILLS
Tempe, AZ
arizonamills.com

BEVERLY CENTER
Los Angeles, CA
beverlycenter.com

SHOPS AT CHARLESTON PLACE
Charleston, SC
(Leasing services)

CHERRY CREEK SHOPPING CENTER
Denver, CO
shopcherrycreek.com

CITY CREEK CENTER
Salt Lake City, UT
shopcitycreekcenter.com

THE SHOPS AT CRYSTALS
Las Vegas, NV (Leasing services)
crystalsatcitycenter.com

DOLPHIN MALL
Miami, FL
shopdolphinmall.com

FAIR OAKS
Fairfax, VA
shopfairoaksmall.com

FAIRLANE TOWN CENTER
Dearborn, MI
shopfairlane.com

THE GARDENS ON EL PASEO
AND EL PASEO VILLAGE
Palm Desert, CA
thegardensonelpaseo.com

GREAT LAKES CROSSING OUTLETS
Auburn Hills, MI
greatlakescrossingoutlets.com

THE MALL AT GREEN HILLS
Nashville, TN
themallatgreenhills.com

INTERNATIONAL PLAZA
Tampa, FL
shopinternationalplaza.com

MACARTHUR CENTER
Norfolk, VA
shopmacarthur.com

THE MALL AT MILLENIA
Orlando, FL
mallatmillenia.com

NORTHLAKE MALL
Charlotte, NC
shopnorthlake.com

THE MALL AT PARTRIDGE CREEK
Clinton Township, MI
shoppartridgecreek.com



MAP KEY
■ Owned centers
● Leasing and/or management services
★ Projects under construction or expected to begin construction
▲ Corporate Offices

THE MALL OF SAN JUAN
San Juan, Puerto Rico
themallofsanjuan.com

THE MALL AT SHORT HILLS
Short Hills, NJ
shopshorthills.com

STAMFORD TOWN CENTER
Stamford, CT
shopstamfordtowncenter.com

STONY POINT FASHION PARK
Richmond, VA
shopstonypoint.com

SUNVALLEY
Concord, CA
shopsunvalley.com

TAUBMAN PRESTIGE OUTLETS CHESTERFIELD
Chesterfield, MO
taubmanprestigeoutletschesterfield.com

TWELVE OAKS MALL
Novi, MI
shoptwelveoaks.com

THE MALL AT UNIVERSITY TOWN CENTER
Sarasota, FL
themallatuniversitytowncenter.com

WATERSIDE SHOPS
Naples, FL
watersideshops.com

THE MALL AT WELLINGTON GREEN
Palm Beach County, FL
shopwellingtongreen.com

WESTFARMS
West Hartford, CT
shopwestfarms.com

THE SHOPS AT WILLOW BEND
Plano, TX
shopwillowbend.com

ASIA

TAUBMAN ASIA REGIONAL HEADQUARTERS
Hong Kong

CORPORATE OFFICES
Beijing, China
Shanghai, China
Seoul, South Korea

HANAM UNION SQUARE
Hanam, South Korea

IFC MALL
Yeouido, Seoul, South Korea
(Leasing and management services)
ifcseoul.com

XI'AN SAIGAO CITY PLAZA (Retail Component)
Xi'an, China

ZHENGZHOU VANCOUVER TIMES SQUARE
Zhengzhou, China



2012 Taubman Centers, Inc.
Form 10-K

2012 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission File No. 1-11530

TAUBMAN CENTERS, INC.

(Exact name of registrant as specified in its charter)

Michigan	38-2033632
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan	48304-2324
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (248) 258-6800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange
6.5% Series J Cumulative Redeemable Preferred Stock, No Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the 57,367,778 shares of Common Stock held by non-affiliates of the registrant as of June 30, 2012 was $4.4 billion, based upon the closing price of $77.16 per share on the New York Stock Exchange composite tape on June 29, 2012. (For this computation, the registrant has excluded the market value of all shares of its Common Stock held by directors of the registrant and certain other shareholders; such exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the registrant.) As of February 22, 2013, there were outstanding 63,346,242 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual shareholders meeting to be held in 2013 are incorporated by reference into Part III.

PAGE INTENTIONALLY LEFT BLANK

TAUBMAN CENTERS, INC.
CONTENTS

PART I

Item 1. BUSINESS.

The following discussion of our business contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our expectations or beliefs concerning future events. We caution that although forward-looking statements reflect our good faith beliefs and reasonable judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC, and in particular those set forth under "Risk Factors" in this Annual Report on Form 10-K. The forward-looking statements included in this report are made as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

The Company

Taubman Centers, Inc. (TCO) is a Michigan corporation that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of our real estate properties. In this report, the terms "we", "us" and "our" refer to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require.

We own, lease, acquire, dispose of, develop, expand, and manage regional and super-regional shopping centers and interests therein. Our owned portfolio as of December 31, 2012 consisted of 24 urban and suburban shopping centers in 12 states. The Consolidated Businesses consist of shopping centers and entities that are controlled by ownership or contractual agreements, The Taubman Company LLC (Manager), and Taubman Properties Asia LLC and its subsidiaries (Taubman Asia). Shopping centers owned through joint ventures that are not controlled by us but over which we have significant influence (Unconsolidated Joint Ventures) are accounted for under the equity method. See the table on pages 22 and 23 of this report for information regarding the centers.

Taubman Asia, which is the platform for our expansion into China and South Korea, is headquartered in Hong Kong.

We operate as a REIT under the Internal Revenue Code of 1986, as amended (the Code). In order to satisfy the provisions of the Code applicable to REITs, we must distribute to our shareowners at least 90% of our REIT taxable income prior to net capital gains and meet certain other requirements. The Operating Partnership's partnership agreement provides that the Operating Partnership will distribute, at a minimum, sufficient amounts to its partners such that our pro rata share will enable us to pay shareowner dividends (including capital gains dividends that may be required upon the Operating Partnership's sale of an asset) that will satisfy the REIT provisions of the Code.

Recent Developments

For a discussion of business developments that occurred in 2012, see "Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)."

The Shopping Center Business

There are several types of retail shopping centers, varying primarily by size and marketing strategy. Retail shopping centers range from neighborhood centers of less than 100,000 square feet of gross leasable area (GLA) to regional and super-regional shopping centers. Retail shopping centers in excess of 400,000 square feet of GLA are generally referred to as "regional" shopping centers, while those centers having in excess of 800,000 square feet of GLA are generally referred to as "super-regional" shopping centers. In this Annual Report on Form 10-K, the term "regional shopping centers" refers to both regional and super-regional shopping centers. The term "GLA" refers to gross retail space, including anchors and mall tenant areas, and the term "Mall GLA" refers to gross retail space, excluding anchors. The term "anchor" refers to a department store or other large retail store. The term "mall tenants" refers to stores (other than anchors) that lease space in shopping centers.

Business of the Company

We are engaged in the ownership, leasing, acquisition, disposition, development, expansion, and management of regional shopping centers and interests therein. We own interests in 24 centers as of December 31, 2012.

The centers:

- are strategically located in major metropolitan areas, many in communities that are among the most affluent in the country, including Charlotte, Dallas, Denver, Detroit, Los Angeles, Miami, Nashville, New York City, Orlando, Phoenix, Salt Lake City, San Francisco, Tampa, and Washington, D.C.;

- range in size between 236,000 and 1.6 million square feet of GLA and between 186,000 and 646,000 square feet of Mall GLA with an average of 1,100,000 and 500,000 square feet, respectively. The smallest center has approximately 60 stores, and the largest has over 200 stores with an average of 150 stores per center. Of the 24 centers, 18 are super-regional shopping centers;

- have approximately 3,000 stores operated by their mall tenants under approximately 850 trade names;

- have 67 anchors, operating under 14 trade names;

- lease approximately 95% of leased Mall GLA to national chains, including subsidiaries or divisions of Forever 21 (Forever 21, For Love 21, and XXI Forever), The Gap (Gap, Gap Kids, Baby Gap, Banana Republic, Old Navy, and others), and Limited Brands (Bath & Body Works/White Barn Candle, Pink, Victoria's Secret, and others); and

- are among the highest quality centers in the United States public regional mall industry as measured by our high portfolio average of mall tenants' sales per square foot. In 2012, our mall tenants reported average sales per square foot of $688, which is a record for our Company.

The most important factor affecting the revenues generated by the centers is leasing to mall tenants (including temporary tenants and specialty retailers), which represents approximately 90% of revenues. Anchors account for less than 10% of revenues because many own their stores and, in general, those that lease their stores do so at rates substantially lower than those in effect for mall tenants.

Our portfolio is concentrated in highly productive super-regional shopping centers. Of our 24 owned centers, 22 had annual rent rolls at December 31, 2012 over $10 million. We believe that this level of productivity is indicative of the centers' strong competitive positions and is, in significant part, attributable to our business strategy and philosophy. We believe that large shopping centers (including regional and especially super-regional shopping centers) are the least susceptible to direct competition because (among other reasons) anchors and large specialty retail stores do not find it economically attractive to open additional stores in the immediate vicinity of an existing location for fear of competing with themselves. In addition to the advantage of size, we believe that the centers' success can be attributed in part to their other physical characteristics, such as design, layout, and amenities.

Business Strategy And Philosophy

We believe that the regional shopping center business is not simply a real estate development business, but rather an operating business in which a retailing approach to the on-going management and leasing of the centers is essential. Thus we:

- offer retailers a location where they can maximize their profitability;
- offer a large, diverse selection of retail stores in each center to give customers a broad selection of consumer goods and variety of price ranges;
- endeavor to increase overall mall tenants' sales by leasing space to a constantly changing mix of tenants, thereby increasing rents;
- seek to anticipate trends in the retailing industry and emphasize ongoing introductions of new retail concepts into our centers. Due in part to this strategy, a number of successful retail trade names have opened their first mall stores in the centers. In addition, we have brought to the centers "new to the market" retailers. We believe that the execution of this leasing strategy is an important element in building and maintaining customer loyalty and increasing mall productivity; and
- provide innovative initiatives, including those that utilize technology and the Internet, to increase revenues, enhance the shopping experience, build customer loyalty, and increase tenant sales. Our Taubman website program connects shoppers to each of our individual center brands through desktop and mobile devices. We have a robust email program reaching our most loyal customers weekly and our social media sites offer retailers and customers an immediate geo-targeted communication vehicle.

The centers compete for retail consumer spending through diverse, in-depth presentations of predominantly fashion merchandise in an environment intended to facilitate customer shopping. Many of our centers include stores that target high-end customers, and such stores may also attract other retailers to come to the center. However, each center is individually merchandised in light of the demographics of its potential customers within convenient driving distance. When necessary, we consider rebranding existing centers in order to maximize customer loyalty, increase tenant sales, and achieve greater profitability.

Our leasing strategy involves assembling a diverse mix of mall tenants in each of the centers in order to attract customers, thereby generating higher sales by mall tenants. High sales by mall tenants make the centers attractive to prospective tenants, thereby increasing the rental rates that prospective tenants are willing to pay. We implement an active leasing strategy to increase the centers' productivity and to set minimum rents at higher levels. Elements of this strategy include renegotiating existing leases and leasing space to prospective tenants that would enhance a center's retail mix.

Since 2005, an increased number of our tenants are paying a fixed Common Area Maintenance (CAM) charge, with typically a fixed increase over the term of the lease, rather than the traditional net lease structure where a tenant pays their share of CAM. This allows the retailer greater predictability of their costs. While some pricing risk has shifted to the landlord, cost savings can have a positive impact on our profitability. Approximately 74% of our tenants in 2012 (including those with gross leases or paying a percentage of their sales) effectively pay a fixed charge for CAM. As a result there is significantly less matching of CAM income with CAM expenditures, which can vary considerably from period to period.

Potential For Growth

Our principal objective is to enhance shareowner value. We seek to maximize the financial results of our core assets, while also pursuing a growth strategy that primarily has included an active new center development program. Our internally generated funds and distributions from operating centers and other investing activities, augmented by use of our existing revolving lines of credit, provide resources to maintain our current operations and assets, and pay dividends. Generally, our need to access the capital markets is limited to refinancing debt obligations at maturity and funding major capital investments. From time to time, we also may access the equity markets to raise additional funds or refinance existing obligations on a strategic basis.

Internal Growth

As noted in "Business Strategy and Philosophy" above in detail, our core business strategy is to maintain a portfolio of properties that deliver above-market profitable growth by providing targeted retailers with the best opportunity to do business in each market and targeted shoppers with the best local shopping experience for their needs.

We expect that over time a significant portion of our future growth will come from our existing core portfolio and business. We have always had a culture of intensively managing our assets and maximizing the rents from tenants.

Another potential element of growth over time is the strategic expansion and redevelopment of existing properties to update and enhance their market positions by replacing or adding new anchor stores, increasing mall tenant space, or rebranding centers. Most of the centers have been designed to accommodate expansions. Expansion projects can be as significant as new shopping center construction in terms of scope and cost, requiring governmental and existing anchor store approvals, design and engineering activities, including rerouting utilities, providing additional parking areas or decking, acquiring additional land, and relocating anchors and mall tenants (all of which must take place with a minimum of disruption to existing tenants and customers).

In 2011, a 25,000 square foot Crate & Barrel store opened on land previously vacated by Lord & Taylor at The Shops at Willow Bend (Willow Bend). In 2012, a new 12,000 square foot Restoration Hardware opened next door at Willow Bend.

In 2010, we began construction at The Mall at Short Hills (Short Hills) to accommodate new stores, upgrade common areas and add tenant space. We built a new 40,000 square foot two-level XXI Forever, which utilizes about 33,000 square feet of existing basement level space. XXI Forever opened in the fourth quarter of 2011.

In 2010, the success of the existing value and outlet retailers and consumer demand for more fashion outlet options led to the renaming and rebranding of Great Lakes Crossing as an outlet shopping center (outlet). The center was renamed Great Lakes Crossing Outlets. At 1.4 million square feet of GLA, the fully-enclosed Great Lakes Crossing Outlets is the largest outlet center in Michigan, including about 185 retail and dining options.

External Growth

We are focused on four areas of external growth: U.S. traditional center development, outlets, Asia, and acquisitions. With growth in population, we expect that there will be demand for new centers over the next 10 years. We have recently announced and/or begun construction on six shopping centers in the United States and Asia and we continue to work on and evaluate various development possibilities for additional new centers.

- *Development of New U.S. Traditional and Outlet Centers*

City Creek Center, a mixed-use project in Salt Lake City, Utah, opened in March 2012. The 0.6 million square foot retail component of the center, which we own subject to a participating lease, includes Macy's and Nordstrom as anchors. City Creek Reserve, Inc. (CCRI), an affiliate of the LDS Church, is the participating lessor and provided all of the construction financing. See "MD&A – Liquidity and Capital Resources – Capital Spending" regarding additional information on City Creek Center.

Our United States development currently includes three projects that have begun construction: a new outlet mall in Chesterfield, Missouri and new regional malls in Sarasota, Florida and San Juan, Puerto Rico. We will be responsible for the development, management, and leasing of these centers.

Taubman Prestige Outlets Chesterfield, our project in the St. Louis market, is under construction. We have a 90% ownership interest in the project and expect to open the first phase (0.3 million square feet) of the open-air outlet shopping center in August 2013.

In Sarasota, The Mall at University Town Center is under construction and we are funding our 50% share of the project. The 0.9 million square foot center will be anchored by Saks Fifth Avenue, Macy's, and Dillard's, and is expected to open in October 2014.

We have begun construction on The Mall of San Juan in San Juan, Puerto Rico and are targeting a spring 2015 opening. We have an 80% ownership interest in the 0.7 million square foot center, which will be anchored by the Caribbean's first Nordstrom and Saks Fifth Avenue. The casino and hotel being developed by the landowner will connect to and are expected to open with the center.

While we attempt to maximize external growth through the development of new centers, we also prudently manage the risks associated with development. We generally do not acquire land early in the development process. Instead, we generally acquire options on land or form partnerships with landowners holding potentially attractive development sites. We typically exercise the options only once we are prepared to begin construction. The pre-construction phase for a regional center typically extends over several years and the time to obtain anchor commitments, zoning and regulatory approvals, and public financing arrangements can vary significantly from project to project. In addition, we generally do not begin construction until a sufficient number of anchor stores or significant tenants have agreed to operate in the shopping center, such that we are confident that the projected tenant sales and rents from Mall GLA are sufficient to earn a return on invested capital in excess of our cost of capital. Having historically followed these principles, our experience indicates that, on average, less than 10% of the costs of the development of a regional shopping center will be incurred prior to the construction period. However, no assurance can be given that we will continue to be able to so limit pre-construction costs.

While we will continue to evaluate development projects using criteria, including financial criteria for rates of return, similar to those employed in the past, no assurances can be given that the adherence to these criteria will produce comparable results in the future. In addition, the costs of shopping center development opportunities that are explored but ultimately abandoned will, to some extent, diminish the overall return on development projects taken as a whole. See "MD&A – Liquidity and Capital Resources – Capital Spending" for further discussion of our development activities.

- *Asia*

Taubman Asia is responsible for our operations and future expansion into the Asia-Pacific region, focusing on China and South Korea. Taubman Asia is engaged in projects that leverage our strong retail planning, design, and operational capabilities.

We are growing our business in Asia with a systematic approach. We provide leasing and management services for IFC Mall in Yeouido, Seoul, South Korea. In August 2012, the 0.4 million square foot mall opened 100% leased with over 100 stores.

In August 2012, we announced our first joint-venture with Beijing Wangfujing Department Store (Group) Co., Ltd (Wangfujing), one of China's largest department store chains. The joint venture will own a 60% controlling interest in and manage a shopping center to be located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. We will beneficially own a 30% interest in the shopping center, which is scheduled to open in 2015. The center is part of a 5.9 million square foot mixed-use project, which includes two hotels, a residential tower, two serviced apartment towers and an office building. We are investing in the retail portion only, which will be over 1.0 million square feet with over half of that in mall specialty stores.

In February 2013, we announced a second joint venture with Wangfujing. This joint venture will manage and own a 65% majority interest in Zhengzhou Vancouver Times Square, a shopping center in Zhengzhou, China. We will beneficially own a 32% interest in the 1.0 million square foot shopping center, which is scheduled to open in 2015.

In August 2012, we invested in a 1.7 million square foot shopping mall in Hanam Gyeonggi Province, South Korea in which we agreed to partner with Shinsegae Group, South Korea's largest retailer. We will beneficially own a 30% interest in the the center, which is scheduled to open in 2016.

We attempt to manage risks for our Asia developments through similar means as those mentioned previously under "Development of New U.S. Traditional and Outlet Centers". However, in Asia, our projects are expected to have lower initial rates of return at stabilization than those expected in the U.S. With the high sales growth rates in that region, we generally expect that returns on our investments are forecasted to equal those earned in the U.S. by the seventh or eighth year.

See "MD&A - Results of Operations - Taubman Asia" for further details regarding our activities in Asia.

- *Strategic Acquisitions*

We expect attractive opportunities to acquire existing centers, or interests in existing centers, from other companies to continue to be scarce and expensive. However, we continue to look for assets where we can add significant value or that would be strategic to the rest of our portfolio. Our objective is to acquire existing centers only when they are compatible with the quality of our portfolio (or can be redeveloped to that level). We also may acquire additional interests in centers currently in our portfolio.

In December 2012, we acquired an additional 49.9% interest in International Plaza, located in Tampa, Florida, bringing our ownership in the shopping center to 100%.

Also in December 2012, we acquired an additional 25% interest in Waterside Shops, which brought our ownership interest in the center to 50% on a pari passu basis with an affiliate of the Forbes Company.

In December 2011, we purchased The Mall at Green Hills in Nashville, Tennessee and The Gardens on El Paseo and El Paseo Village in Palm Desert, California from affiliates of Davis Street Properties, LLC.

See "MD&A - Results of Operations - Acquisitions" for further details regarding the assets acquired.

Rental Rates

As leases have expired in the centers, we have generally been able to rent the available space, either to the existing tenant or a new tenant, at rental rates that are higher than those of the expired leases. Generally, center revenues have increased as older leases rolled over or were terminated early and replaced with new leases negotiated at current rental rates that were usually higher than the average rates for existing leases. Average rent per square foot statistics reflect the contractual rental terms of the lease currently in effect and include the impact of rental concessions. In periods of increasing sales, such as we are experiencing now, rents on new leases will generally tend to rise. In periods of slower growth or declining sales, rents on new leases will grow more slowly or will decline for the opposite reason, as tenants' expectations of future growth become less optimistic.

The following table contains certain information regarding average mall tenant minimum rent per square foot of our Consolidated Businesses and Unconsolidated Joint Ventures at the comparable centers (centers that had been owned and open for the current and preceding year):

	2012	2011	2010	2009	2008
Average rent per square foot:					
Consolidated Businesses	$ 47.28	$ 45.53	$ 43.63	$ 43.69	$ 43.95
Unconsolidated Joint Ventures	**45.44**	**44.58**	**43.73**	**44.49**	**44.61**
Combined	46.69	45.22	43.66	43.95	44.15

See "MD&A – Rental Rates and Occupancy" for information regarding opening and closing rents per square foot for our centers.

Lease Expirations

The following table shows scheduled lease expirations for mall tenants based on information available as of December 31, 2012 for the next ten years for all owned centers in operation at that date:

	Tenants 10,000 square feet or less [1]				Total [1][2]			
Lease Expiration Year	Number of Leases Expiring	Leased Area in Square Footage	Annualized Base Rent Under Expiring Leases Per Square Foot [3]	Percent of Total Leased Square Footage Represented by Expiring Leases	Number of Leases Expiring	Leased Area in Square Footage	Annualized Base Rent Under Expiring Leases Per Square Foot [3]	Percent of Total Leased Square Footage Represented by Expiring Leases
2013 [4]	**212**	**574,363**	**$ 42.57**	7.5%	**219**	**698,902**	**$ 36.71**	**5.9%**
2014	338	790,764	43.80	10.4%	353	1,220,593	35.61	10.2%
2015	**362**	**937,181**	**43.42**	**12.3%**	**376**	**1,263,576**	**37.62**	**10.6%**
2016	363	892,656	48.76	11.7%	375	1,254,495	38.49	10.5%
2017	**340**	**870,464**	**54.51**	**11.4%**	**364**	**1,496,188**	**39.47**	**12.6%**
2018	231	727,681	53.99	9.5%	253	1,315,753	38.53	11.0%
2019	**189**	**566,377**	**56.50**	**7.4%**	**201**	**759,086**	**50.20**	**6.4%**
2020	143	416,544	62.29	5.5%	160	861,840	43.80	7.2%
2021	**220**	**624,593**	**65.86**	**8.2%**	**241**	**1,009,664**	**53.79**	**8.5%**
2022	263	731,092	60.96	9.6%	294	1,178,471	48.14	9.9%

(1) Excludes rents from temporary in-line tenants.
(2) In addition to tenants with spaces 10,000 square feet or less, includes tenants with spaces over 10,000 square feet and value and outlet center anchors. Excludes rents from regional mall anchors and temporary in-line tenants.
(3) Weighted average of the annualized contractual rent per square foot as of the end of the reporting period.
(4) Excludes leases that expire in 2013 for which renewal leases or leases with replacement tenants have been executed as of December 31, 2012.

We believe that the information in the table is not necessarily indicative of what will occur in the future because of several factors, but principally because of early lease terminations at the centers. For example, the average remaining term of the leases that were terminated during the period 2007 to 2012 was approximately one year. The average term of leases signed was approximately eight years during both 2012 and 2011.

In addition, mall tenants at the centers may seek the protection of the bankruptcy laws, which could result in the termination of such tenants' leases and thus cause a reduction in cash flow. In 2012, tenants representing 0.7% of leases filed for bankruptcy during the year compared to 1.5% in 2011. This statistic has ranged from 0.7% to 3.9% of leases per year over the last five years. The annual provision for losses on accounts receivable represents 0.2% of total revenues in 2012 and has ranged from 0.2% to 0.9% over the last five years.

Occupancy

Occupancy statistics include value and outlet center anchors. Comparable center statistics for 2012 exclude The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, and City Creek Center.

	2012	2011	2010	2009	2008
All Centers:					
Ending occupancy	91.8%	90.7%	90.1%	89.8%	90.5%
Average occupancy	90.3	88.8	88.8	89.4	90.5
Leased space	93.4	92.4	92.0	91.6	92.0
Comparable Centers:					
Ending occupancy	91.6%	90.6%	90.1%	89.8%	90.5%
Average occupancy	90.3	88.8	88.8	89.4	90.5
Leased space	93.2	92.3	92.0	91.6	92.0

Major Tenants

No single retail company represents 10% or more of our Mall GLA or revenues. The combined operations of Forever 21 accounted for under 6% of Mall GLA as of December 31, 2012 and less than 4% of 2012 minimum rent. No other single retail company accounted for more than 4% of Mall GLA as of December 31, 2012 or 3% of 2012 minimum rent.

The following table shows the ten mall tenants who occupy the most Mall GLA at our centers and their square footage as of December 31, 2012:

Tenant	# of Stores	Square Footage	% of Mall GLA
Forever 21 (Forever 21, For Love 21, XXI Forever)	21	609,516	5.4%
The Gap (Gap, Gap Kids, Baby Gap, Banana Republic, Old Navy, and others)	48	434,172	3.8
Limited Brands (Bath & Body Works/White Barn Candle, Pink, Victoria's Secret, and others)	49	297,808	2.6
H&M	15	281,748	2.5
Abercrombie & Fitch (Abercrombie & Fitch, Hollister, and others)	34	247,931	2.2
Williams-Sonoma (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, and others)	28	214,615	1.9
Ann Taylor (Ann Taylor, Ann Taylor Loft, and others)	35	191,191	1.7
Foot Locker (Foot Locker, Lady Foot Locker, Champs Sports, Foot Action USA, and others)	42	180,936	1.6
Express (Express, Express Men)	20	167,034	1.5
Urban Outfitters (Anthropologie, Anthropologie Accessories, Free People, Urban Outfitters)	20	161,572	1.4

Competition

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. We compete with other major real estate investors with significant capital for attractive investment opportunities. See "Risk Factors" for further details of our competitive business.

Seasonality

The regional shopping center industry is seasonal in nature, with mall tenant sales highest in the fourth quarter due to the Christmas season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school period. See "MD&A – Seasonality" for further discussion.

Environmental Matters

See "Risk Factors" regarding discussion of environmental matters.

Financial Information about Geographic Areas

We have not had material revenues attributable to foreign countries in the last three years. We also do not have material long-lived assets located in foreign countries, as our investments in Asia are accounted for as equity method investments.

Personnel

We have engaged the Manager to provide real estate management, acquisition, development, leasing, and administrative services required by us and our properties in the United States. Taubman Asia Management Limited (TAM) and certain other affiliates provide similar services for third parties in China and South Korea as well as Taubman Asia.

As of December 31, 2012, the Manager, TAM, and certain other affiliates had 665 full-time employees.

Available Information

The Company makes available free of charge through its website at www.taubman.com all reports it electronically files with, or furnishes to, the Securities Exchange Commission (the "SEC"), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those reports, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

Item 1A. RISK FACTORS.

The economic performance and value of our shopping centers are dependent on many factors.

The economic performance and value of our shopping centers are dependent on various factors. Additionally, these same factors will influence our decision whether to go forward on the development of new centers and may affect the ultimate economic performance and value of projects under construction. Adverse changes in the economic performance and value of our shopping centers would adversely affect our income and cash available to pay dividends.

Such factors include:

- changes in the global, national, regional, and/or local economic and geopolitical climates. Changes such as the recent global economic and financial market downturn caused or may in the future cause, among other things, a significant tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer confidence and net worth;

- changes in mall tenant sales performance of our centers, which over the long term are the single most important determinant of revenues of the shopping centers because mall tenants provide approximately 90% of these revenues and because mall tenant sales determine the amount of rent, percentage rent, and recoverable expenses that mall tenants can afford to pay;

- availability and cost of financing. While current interest rates are historically low, it is uncertain how long such rates will continue;

- the public perception of the safety of customers at our shopping centers;

- legal liabilities;

- changes in government regulations; and

- changes in real estate zoning and tax laws.

These factors may ultimately impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in impairment charges, which may be material to our financial condition or results of operations. See "MD&A – Results of Operations – Application of Critical Accounting Policies: *Valuation of Shopping Centers*" for additional information regarding impairment testing.

In addition, the value and performance of our shopping centers may be adversely affected by certain other factors discussed below including the state of the capital markets, unscheduled closings or bankruptcies of our tenants, competition, uninsured losses, and environmental liabilities.

We are in a competitive business.

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. The existence of competing shopping centers could have a material adverse impact on our ability to lease space and on the level of rents that can be achieved. In addition, retailers at our properties face continued competition from shopping via the Internet, lifestyle centers, outlet malls, wholesale and discount shopping clubs, and television shopping networks. Competition of this type could adversely affect our revenues and cash available for distribution to shareowners. Further, as new technologies emerge, the relationship among customers, retailers, and shopping centers are evolving on a rapid basis and it is critical that we adapt to such new technologies and relationships on a timely basis. For example, a small but increasing number of tenants utilize our shopping centers as showrooms or as part of an omni-channel strategy (allowing customers to shop seamlessly through various sales channels). As a result, customers may make purchases during or immediately after visiting our shopping centers, with such sales not being captured currently in our tenant sales figures or monetized in our minimum or percentage rents.

We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms, and private and institutional investors. This competition may impair our ability to acquire or develop suitable properties on favorable terms in the future.

The bankruptcy, early termination, or closing of our tenants and anchors could adversely affect us.

We could be adversely affected by the bankruptcy, early termination, or closing of tenants and anchors. The bankruptcy of a mall tenant could result in the termination of its lease, which would lower the amount of cash generated by that mall. In addition, if a department store operating as an anchor at one of our shopping centers were to go into bankruptcy and cease operating, we may experience difficulty and delay in replacing the anchor. In addition, the anchor's closing may lead to reduced customer traffic and lower mall tenant sales. As a result, we may also experience difficulty or delay in leasing spaces in areas adjacent to the vacant anchor space. The early termination or closing of mall tenants or anchors for reasons other than bankruptcy could have a similar impact on the operations of our centers, although in the case of early terminations we may benefit in the short-term from lease cancellation income. (See "MD&A – Rental Rates and Occupancy").

Our investments are subject to credit and market risk.

We occasionally extend credit to third parties in connection with the sale of land or other transactions. We also have occasionally made investments in marketable and other equity securities. We are exposed to risk in the event the values of our investments and/or our loans decrease due to overall market conditions, business failure, and/or other nonperformance by the investees or counterparties.

Our real estate investments are relatively illiquid.

We may be limited in our ability to vary our portfolio in response to changes in economic, market, or other conditions by restrictions on transfer imposed by our partners or lenders. In addition, under TRG's partnership agreement, upon the sale of a center or TRG's interest in a center, TRG may be required to distribute to its partners all of the cash proceeds received by TRG from such sale. If TRG made such a distribution, the sale proceeds would not be available to finance TRG's activities, and the sale of a center may result in a decrease in funds generated by continuing operations and in distributions to TRG's partners, including us. Further, pursuant to TRG's partnership agreement, TRG may not dispose or encumber certain of its centers or its interest in such centers without the consent of a majority-in-interest of its partners other than us.

We may acquire or develop new properties (including outlet properties), and these activities are subject to various risks.

We actively pursue development and acquisition activities as opportunities arise, and these activities are subject to the following risks:

- the pre-construction phase for a new project often extends over several years, and the time to obtain landowner, anchor, and tenant commitments, zoning and regulatory approvals, and public financing can vary significantly from project to project;
- we may not be able to obtain the necessary zoning, governmental approvals, or anchor or tenant commitments for a project, or we may determine that the expected return on a project is not sufficient; if we abandon our development activities with respect to a particular project, we may incur a loss on our investment;
- construction and other project costs may exceed our original estimates because of increases in material and labor costs, delays, and costs to obtain anchor and tenant commitments;
- we may not be able to obtain financing or to refinance construction loans, which are generally recourse to TRG;
- occupancy rates and rents, as well as occupancy costs and expenses, at a completed project or an acquired property may not meet our projections, and the costs of development activities that we explore but ultimately abandon will, to some extent, diminish the overall return on our completed development projects; and
- we may have difficulty in integrating acquired operations, including restructuring and realigning activities, personnel, and technologies.

We currently have multiple projects under development in the U.S. and Asia for which we will be providing development, leasing and certain other services. Although we believe we have adequate resources and the ability to perform all responsibilities, certain risks described above may be magnified due to the higher level of activity.

Certain of our projects under development represent the retail portion of larger mixed-use projects. As a result, there may be certain additional risks associated with such projects, including:

- Increased time to obtain necessary permits and approvals;
- Increased uncertainty regarding shared infrastructure and common area costs; and
- Impact on sales and performance of the retail center from delays in opening of other uses and or/the performance of such uses.

In addition, global economic and market conditions may reduce viable development and acquisition opportunities that meet our unlevered return requirements.

Our business activities and pursuit of new opportunities in Asia may pose risks.

We have offices in Hong Kong, Seoul, Beijing, and Shanghai and we are pursuing and evaluating investment opportunities in various South Korea and China markets. We have announced three joint ventures to develop shopping centers in Asia. In addition, we are currently providing leasing and management services for a retail project in Seoul, South Korea. In addition to the general risks related to development activities described in the preceding section, our international activities are subject to unique risks, including:

- adverse effects of changes in exchange rates for foreign currencies;
- changes in and/or difficulties in operating in foreign political environments;
- difficulties in operating with foreign vendors and joint venture and business partners;
- difficulties of complying with a wide variety of foreign laws including laws affecting funding, corporate governance, property ownership restrictions, development activities, operations, anti-corruption, taxes, and litigation;
- changes in and/or difficulties in complying with applicable laws and regulations in the United States that affect foreign operations, including the Foreign Corrupt Practices Act;
- difficulties in managing international operations, including difficulties that arise from ambiguities in contracts written in foreign languages and difficulties that arise in enforcing such contracts;
- differing lending practices;
- differing employment and labor issues;
- obstacles to the repatriation of earnings and cash;
- obstacles to hiring appropriately trained staff; and
- differences in cultures including adapting practices and strategies that have been successful in the U.S. regional mall business to retail needs and expectations in new markets.

In regards to foreign currency, our projects in China and South Korea will require investments and may require debt financing denominated in foreign currencies, with the possibility that such investments will be greater than anticipated depending on changes in exchange rates. Similarly, these projects will generate returns on or of capital in foreign currencies that could ultimately be less than anticipated as a result of exchange rates. As part of investing in these projects, we are implementing appropriate risk management policies and practices, which may include the hedging of foreign currency risks. We cannot provide assurance that such policies and practices will be successful and/or that the applicable accounting for foreign currency hedges will be favorable to any particular period's results of operations. Foreign currency hedges could be economically beneficial to us, but could have unfavorable accounting impacts, depending on the qualification of the hedges for hedge accounting treatment.

As we expand our international activities and levels of investment, these risks could increase in significance and adversely affect our financial returns on international projects and services and overall financial condition. We have put in place policies, practices, and systems for mitigating some of these international risks, although we cannot provide assurance that we will be entirely successful in doing so.

Capital markets may limit our sources of funds for financing activities.

Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets. This could have an impact on our flexibility to react to changing economic and business conditions. A lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing and the proceeds may be materially adversely impacted by such market conditions.

We are obligated to comply with financial and other covenants that could affect our operating activities.

Certain loan agreements contain various restrictive covenants, including a minimum net worth requirement, a maximum payout ratio on distributions, a minimum debt yield ratio, a minimum fixed charges coverage ratio, minimum interest coverage ratios, and a maximum leverage ratio, the latter being the most restrictive. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. In addition, failure to meet certain of these financial covenants could cause an event of default under and/or accelerate some or all of such indebtedness which could have a material effect on us.

Our hedging interest rate protection arrangements may not effectively limit our interest rate risk exposure.

We manage our exposure to interest rate risk through a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt. Our use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose us to additional risks, including that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. We might be subject to additional costs, such as transaction fees or breakage costs, if we terminate these arrangements.

Some of our potential losses may not be covered by insurance.

We carry liability, fire, flood, earthquake, extended coverage, and rental loss insurance on each of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, which generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

In November 2002, Congress passed the "Terrorism Risk Insurance Act of 2002" (TRIA), which required insurance companies to offer terrorism coverage to all existing insured companies for an additional cost. As a result, our property insurance policies are currently provided without a sub-limit for terrorism, eliminating the need for separate terrorism insurance policies.

In 2007, Congress extended the expiration date of TRIA by seven years to December 31, 2014. There are specific provisions in our loans that address terrorism insurance. Simply stated, in most loans, we are obligated to maintain terrorism insurance, but there are limits on the amounts we are required to spend to obtain such coverage. If a terrorist event occurs, the cost of terrorism insurance coverage would be likely to increase, which could result in our having less coverage than we have currently. Our inability to obtain such coverage or to do so only at greatly increased costs may also negatively impact the availability and cost of future financings.

We may be subject to liabilities for environmental matters.

All of the centers presently owned by us (not including option interests in certain pre-development projects) have been subject to environmental assessments. We are not aware of any environmental liability relating to the centers or any other property in which we have or had an interest (whether as an owner or operator) that we believe would have a material adverse effect on our business, assets, or results of operations. No assurances can be given, however, that all environmental liabilities have been identified by us or that no prior owner or operator, or any occupant of our properties has created an environmental condition not known to us. Moreover, no assurances can be given that (1) future laws, ordinances, or regulations will not impose any material environmental liability or that (2) the current environmental condition of the centers will not be affected by tenants and occupants of the centers, by the condition of properties in the vicinity of the centers (such as the presence of underground storage tanks), or by third parties unrelated to us.

We hold investments in joint ventures in which we do not control all decisions, and we may have conflicts of interest with our joint venture partners.

Some of our shopping centers are partially owned by non-affiliated partners through joint venture arrangements. As a result, we do not control all decisions regarding those shopping centers and may be required to take actions that are in the interest of the joint venture partners but not our best interests. Accordingly, we may not be able to favorably resolve any issues that arise with respect to such decisions, or we may have to provide financial or other inducements to our joint venture partners to obtain such resolution.

For joint ventures that we do not manage, we do not control decisions as to the design or operation of internal controls over accounting and financial reporting, including those relating to maintenance of accounting records, authorization of receipts and disbursements, selection and application of accounting policies, reviews of period-end financial reporting, and safeguarding of assets. Therefore, we are exposed to increased risk that such controls may not be designed or operating effectively, which could ultimately affect the accuracy of financial information related to these joint ventures as prepared by our joint venture partners.

Various restrictive provisions and rights govern sales or transfers of interests in our joint ventures. These may work to our disadvantage because, among other things, we may be required to make decisions as to the purchase or sale of interests in our joint ventures at a time that is disadvantageous to us.

The bankruptcy of our joint venture partners could adversely affect us.

The profitability of shopping centers held in a joint venture could also be adversely affected by the bankruptcy of one of the joint venture partners if, because of certain provisions of the bankruptcy laws, we were unable to make important decisions in a timely fashion or became subject to additional liabilities.

We may not be able to maintain our status as a REIT.

We may not be able to maintain our status as a REIT for federal income tax purposes with the result that the income distributed to shareowners would not be deductible in computing taxable income and instead would be subject to tax at regular corporate rates. We may also be subject to the alternative minimum tax if we fail to maintain our status as a REIT. Any such corporate tax liability would be substantial and would reduce the amount of cash available for distribution to our shareowners which, in turn, could have a material adverse impact on the value of, or trading price for, our shares. Although we believe we are organized and operate in a manner to maintain our REIT qualification, many of the REIT requirements of the Internal Revenue Code of 1986, as amended (the Code), are very complex and have limited judicial or administrative interpretations. Changes in tax laws or regulations or new administrative interpretations and court decisions may also affect our ability to maintain REIT status in the future. If we do not maintain our REIT status in any year, we may be unable to elect to be treated as a REIT for the next four taxable years.

Although we currently intend to maintain our status as a REIT, future economic, market, legal, tax, or other considerations may cause us to determine that it would be in our and our shareowners' best interests to revoke our REIT election. If we revoke our REIT election, we will not be able to elect REIT status for the next four taxable years.

We may be subject to taxes even if we qualify as a REIT.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state, local, and foreign taxes on our income and property. For example, we will be subject to federal income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions. The need to avoid prohibited transactions could cause us to forego or defer sales of assets that non-REITs otherwise would have sold or that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries will be subject to federal, and state corporate income tax, and to the extent there are foreign operations certain foreign taxes. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by the taxable REIT subsidiaries if the economic arrangements among the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Finally, some state, local, and foreign jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income, because not all states, localities, and foreign jurisdictions follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state, local, and foreign taxes, we will have less cash available for distributions to our shareowners.

The lower tax rate on certain dividends from non-REIT "C" corporations may cause investors to prefer to hold stock in non-REIT "C" corporations.

Beginning with the 2013 taxable year, the maximum tax rate (including the Medicare tax surcharge of 3.8%) on certain corporate dividends received by individuals is 23.8%, up from 15% in 2012, but less than the maximum income tax rate of 39.6% applicable to ordinary income. This rate differential continues to substantially reduce the so-called "double taxation" (that is, taxation at both the corporate and shareowner levels) that applies to non-REIT "C" corporations but does not generally apply to REITs. Dividends from a REIT do not qualify for the favorable tax rate applicable to dividends from non-REIT "C" corporations unless the dividends are attributable to income that has already been subjected to the corporate income tax, such as income from a prior year that the REIT did not distribute and dividend income received by the REIT from a taxable REIT subsidiary or other fully taxable "C" corporation. Although REITs, unlike non-REIT "C" corporations, have the ability to designate certain dividends as capital gain dividends subject to the favorable rates applicable to capital gain, the application of reduced dividend rates to non-REIT "C" corporation dividends may still cause individual investors to view stock in non-REIT "C" corporations as more attractive than shares in REITs, which may negatively affect the value of our shares.

Our ownership limitations and other provisions of our articles of incorporation and bylaws generally prohibit the acquisition of more than 8.23% of the value of our capital stock and may otherwise hinder any attempt to acquire us.

Various provisions of our articles of incorporation and bylaws could have the effect of discouraging a third party from accumulating a large block of our stock and making offers to acquire us, and of inhibiting a change in control, all of which could adversely affect our shareowners' ability to receive a premium for their shares in connection with such a transaction. In addition to customary anti-takeover provisions, as detailed below, our articles of incorporation contain REIT-specific restrictions on the ownership and transfer of our capital stock which also serve similar anti-takeover purposes.

Under our Restated Articles of Incorporation, in general, no shareowner may own more than 8.23% (the "General Ownership Limit") in value of our "Capital Stock" (which term refers to the common stock, preferred stock and Excess Stock, as defined below). Our Board of Directors has the authority to allow a "look through entity" to own up to 9.9% in value of the Capital Stock (Look Through Entity Limit), provided that after application of certain constructive ownership rules under the Internal Revenue Code and rules regarding beneficial ownership under the Michigan Business Corporation Act, no individual would constructively or beneficially own more than the General Ownership Limit. A look through entity is an entity (other than a qualified trust under Section 401(a) of the Internal Revenue Code, certain other tax-exempt entities described in the Articles, or an entity that owns 10% or more of the equity of any tenant from which we or TRG directly or indirectly receives or accrues rent from real property) whose beneficial owners, rather than the entity, would be treated as owning the capital stock owned by such entity.

The Articles provide that if the transfer of any shares of Capital Stock or a change in our capital structure would cause any person (Purported Transferee) to own Capital Stock in excess of the General Ownership Limit or the Look Through Entity Limit, then the transfer is to be treated as invalid from the outset, and the shares in excess of the applicable ownership limit automatically acquire the status of "Excess Stock." A Purported Transferee of Excess Stock acquires no rights to shares of Excess Stock. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by our Board of Directors (each, a "Designated Charity"). An agent designated from time to time by the Board (each, a "Designated Agent") will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, take delivery of the certificates evidencing the shares that have become Excess Stock, and receive any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity. A Purported Transferee must notify us of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person's ownership of the capital stock we request.

These ownership limitations will not be automatically removed even if the REIT requirements are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased because, in addition to preserving our status as a REIT, the effect of such ownership limit is to prevent any person from acquiring unilateral control of us. Changes in the ownership limits cannot be made by our Board of Directors and would require an amendment to our articles. Currently, amendments to our articles require the affirmative vote of holders owning not less than two-thirds of the outstanding capital stock entitled to vote.

A. Alfred Taubman, Robert Taubman, William Taubman, and Gayle Taubman Kalisman (Taubman Family) may be deemed under SEC rules of attribution to beneficially own 26%, 29%, 28%, and 25% of our stock that is entitled to vote on shareowner matters (Voting Stock) as of December 31, 2012. However, the combined Taubman Family ownership of Voting Stock includes 24,127,588 shares of the 25,327,699 shares of Series B Preferred Stock outstanding or 95% of the total outstanding and 1,211,275 shares of the 63,310,148 shares of common stock outstanding or 2% of the total outstanding as of December 31, 2012. The Series B Preferred Stock is convertible into shares of common stock at a ratio of 14,000 shares of Series B Preferred Stock to one share of common stock, and therefore one share of Series B Preferred Stock has a value of 1/14,000ths of the value of one share of common stock. Accordingly, the foregoing ownership of Voting Stock does not violate the ownership limitations set forth in our charter.

Members of the Taubman family have the power to vote a significant number of the shares of our capital stock entitled to vote.

Based on information contained in filings made with the SEC, as of December 31, 2012, A. Alfred Taubman and the members of his family have the power to vote approximately 29% of the outstanding shares of our common stock and our Series B Preferred Stock, considered together as a single class, and approximately 95% of our outstanding Series B preferred stock. Our shares of common stock and our Series B Preferred Stock vote together as a single class on all matters generally submitted to a vote of our shareowners, and the holders of the Series B preferred stock have certain rights to nominate up to four individuals for election to our board of directors and other class voting rights. Mr. Taubman's son, Robert S. Taubman, serves as our Chairman of the Board, President and Chief Executive Officer. Mr. Taubman's son, William S. Taubman, serves as our Chief Operating Officer and one of our directors. These individuals occupy the same positions with the Manager. As a result, Mr. A. Alfred Taubman and the members of his family may exercise significant influence with respect to the election of our board of directors, the outcome of any corporate transaction or other matter submitted to our shareowners for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our articles of incorporation impose a limitation on the ownership of our outstanding capital stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of capital stock entitled to vote on such matter, Mr. A. Alfred Taubman and the members of his family, as a practical matter, have the power to prevent a change in control of our company.

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

- general market and economic conditions;
- actual or anticipated variations in our operating results, funds from operations, cash flows, liquidity or distributions;
- changes in our earnings estimates or those of analysts;
- publication of research reports about us, the real estate industry generally or the regional mall industry, and recommendations by financial analysts with respect to us or other REITs;
- adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;
- the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms and our ability to re-lease space as leases expire;
- increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;
- changes in market valuations of similar companies;
- adverse market reaction to any securities we may issue or additional debt we incur in the future;
- additions or departures of key management personnel;
- actions by institutional shareholders;
- adverse market reaction to the risks we are taking in relation to our new developments and capital uses;
- speculation in the press or investment community; and
- continuing high levels of volatility in the capital and credit markets.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

Our shareholders will experience dilution as a result of equity offerings and they may experience further dilution if we issue additional common stock.

We issued common equity, both common shares and TRG partnership units, that had a dilutive effect on our earnings per diluted share and funds from operations per diluted share for the years ended December 31, 2012 and December 31, 2011. Additionally, we are not restricted from issuing additional shares of our common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Any additional future issuances of common stock will reduce the percentage of our common stock owned by investors who do not participate in future issuances. In most circumstances, shareholders will not be entitled to vote on whether or not we issue additional common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our shareholders may experience dilution in both the book value and fair value of their shares. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur, and this could materially and adversely affect our ability to raise capital through future offerings of equity or equity-related securities.

Our ability to pay dividends on our stock may be limited.

Because we conduct all of our operations through TRG or its subsidiaries, our ability to pay dividends on our stock will depend almost entirely on payments and dividends received on our interests in TRG. Additionally, the terms of some of the debt to which TRG is a party limits its ability to make some types of payments and other dividends to us. This in turn limits our ability to make some types of payments, including payment of dividends on our stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay dividends on our stock in one or more periods beyond what is required for REIT purposes.

Our ability to pay dividends is further limited by the requirements of Michigan law.

Our ability to pay dividends on our stock is further limited by the laws of Michigan. Under the Michigan Business Corporation Act, a Michigan corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareowners whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of our preferred stock then outstanding.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on our stock.

Our governing documents do not limit us from incurring additional indebtedness and other liabilities; however, certain loan covenants include certain restrictions regarding future indebtedness. As of December 31, 2012, we had $3.0 billion of consolidated indebtedness outstanding, and our beneficial interest in both our consolidated debt and the debt of our unconsolidated joint ventures was $3.6 billion. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends.

We may change the distribution policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount, and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions, or other limitations under our indebtedness and preferred shares, the annual dividend requirements under the REIT provisions of the Internal Revenue Code, state law and such other factors as our board of directors deems relevant. Further, we have regularly issued new shares of common stock as compensation to our employees, and we have periodically issued new shares pursuant to public offerings or acquisitions. Any future issuances may substantially increase the cash required to pay dividends at current or higher levels. Our actual dividend payable will be determined by our board of directors based upon the circumstances at the time of declaration. Although we have regularly paid dividends on a quarterly basis on our common and preferred stock in the past, we do not guarantee we will continue to do so in the future. Any change in our dividend policy could have a material adverse effect on the market price of our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 2. PROPERTIES.

Ownership

The following table sets forth certain information about each of the centers. The table includes only centers in operation at December 31, 2012. Centers are owned in fee other than Beverly Center (Beverly), Cherry Creek Shopping Center (Cherry Creek), City Creek Center, International Plaza, MacArthur Center, and certain outparcel land at The Mall at Green Hills, which are held under ground leases expiring between 2042 and 2104.

Certain of the centers are partially owned through joint ventures. Generally, our joint venture partners have ongoing rights with regard to the disposition of our interest in the joint ventures, as well as the approval of certain major matters.

Center	Anchors	Sq. Ft of GLA/ Mall GLA as of 12/31/12		Year Opened/ Expanded	Year Acquired	Ownership % as of 12/31/12	
Consolidated Businesses:							
Beverly Center	Bloomingdale's, Macy's	869,000		1982		100%	
Los Angeles, CA		561,000					
Cherry Creek Shopping Center	Macy's, Neiman Marcus, Nordstrom	1,034,000	(1)	1990/1998		50%	
Denver, CO		543,000					
City Creek Center	Macy's, Nordstrom	629,000		2012		100%	
Salt Lake City, UT		349,000					
Dolphin Mall	Bass Pro Shops Outdoor World,	1,390,000		2001/2007		100%	
Miami, FL	Bloomingdale's Outlet, Burlington Coat Factory	646,000					
	Cobb Theatres, Dave & Buster's,						
	Lord & Taylor Outlet, Marshalls,						
	Neiman Marcus-Last Call, Off 5th Saks,						
	The Sports Authority						
Fairlane Town Center	JCPenney, Macy's, Sears	1,386,000	(2)	1976/1978/		100%	
Dearborn, MI		589,000		1980/2000			
(Detroit Metropolitan Area)							
The Gardens on El Paseo/ El Paseo Village	Saks Fifth Avenue	236,000		1998/2010	2011	100%	
Palm Desert, CA		186,000					
Great Lakes Crossing Outlets	AMC Theatres, Bass Pro Shops Outdoor World,	1,353,000		1998		100%	
Auburn Hills, MI	Lord & Taylor Outlet, Neiman Marcus-Last Call,	534,000					
(Detroit Metropolitan Area)	Off 5th Saks						
The Mall at Green Hills	Dillard's, Macy's, Nordstrom	867,000		1955/2011	2011	100%	
Nashville, TN		355,000					
International Plaza	Dillard's, Neiman Marcus, Nordstrom	1,203,000	(3)	2001		100%	(4)
Tampa, FL		582,000					
MacArthur Center	Dillard's, Nordstrom	932,000		1999		95%	
Norfolk, VA		519,000					
Northlake Mall	Belk, Dick's Sporting Goods,	1,070,000		2005		100%	
Charlotte, NC	Dillard's, Macy's	464,000					
The Mall at Partridge Creek	Nordstrom, Carson's (formerly Parisian)	609,000		2007/2008		100%	
Clinton Township, MI		375,000					
(Detroit Metropolitan Area)							
The Mall at Short Hills	Bloomingdale's, Macy's, Neiman Marcus,	1,370,000		1980/1994/		100%	
Short Hills, NJ	Nordstrom, Saks Fifth Avenue	548,000		1995			
Stony Point Fashion Park	Dillard's, Dick's Sporting Goods,	668,000		2003		100%	
Richmond, VA	Saks Fifth Avenue	302,000					
Twelve Oaks Mall	JCPenney, Lord & Taylor, Macy's,	1,513,000		1977/1978/		100%	
Novi, MI	Nordstrom, Sears	549,000		2007/2008			
(Detroit Metropolitan Area)							
The Mall at Wellington Green	City Furniture & Ashley Furniture Home Store,	1,272,000		2001/2003		90%	
Wellington, FL	Dillard's, JCPenney, Macy's, Nordstrom	459,000					
(Palm Beach County)							
The Shops at Willow Bend	Dillard's, Macy's, Neiman Marcus	1,261,000	(5)	2001/2004		100%	
Plano, TX		522,000					
(Dallas Metropolitan Area)							
	Total GLA	17,662,000					
	Total Mall GLA	8,083,000					
	TRG% of Total GLA	16,971,000					
	TRG% of Total Mall GLA	7,740,000					

Center	Anchors	Sq. Ft of GLA/Mall GLA as of 12/31/12	Year Opened/ Expanded	Year Acquired	Ownership % as of 12/31/12
Unconsolidated Joint Ventures:					
Arizona Mills	GameWorks, Harkins Cinemas,	1,220,000	1997		50%
Tempe, AZ	JCPenney Outlet, Neiman Marcus-Last Call,	551,000			
(Phoenix Metropolitan Area)	Off 5th Saks				
Fair Oaks	JCPenney, Lord & Taylor,	1,566,000	1980/1987/		50%
Fairfax, VA	Macy's (two locations), Sears	562,000	1988/2000		
(Washington, DC Metropolitan Area)					
The Mall at Millenia	Bloomingdale's, Macy's, Neiman Marcus	1,118,000	2002		50%
Orlando, FL		518,000			
Stamford Town Center	Macy's, Saks Fifth Avenue	767,000 (6)	1982/2007		50%
Stamford, CT		444,000			
Sunvalley	JCPenney, Macy's (two locations), Sears	1,335,000	1967/1981	2002	50%
Concord, CA		495,000			
(San Francisco Metropolitan Area)					
Waterside Shops	Nordstrom, Saks Fifth Avenue	336,000	1992/2006/	2003	50% (4)
Naples, FL		196,000	2008		
Westfarms	JCPenney, Lord & Taylor, Macy's,	1,281,000	1974/1983/		79%
West Hartford, CT	Macy's Men's Store/Furniture Gallery,	511,000	1997		
	Nordstrom				
	Total GLA	7,623,000			
	Total Mall GLA	3,277,000			
	TRG% of Total GLA	4,183,000			
	TRG% of Total Mall GLA	1,787,000			
	Grand Total GLA	**25,285,000**			
	Grand Total Mall GLA	**11,360,000**			
	TRG% of Total GLA	**21,154,000**			
	TRG% of Total Mall GLA	**9,527,000**			

(1) GLA includes the former Saks Fifth Avenue store, which closed in March 2011.
(2) GLA includes the former Lord & Taylor store, which closed in June 2006.
(3) GLA includes the former Robb & Stucky store, which closed in May 2011.
(4) In 2012, we acquired an additional 50% interest in International Plaza and an additional 25% interest in Waterside Shops.
(5) GLA includes the former Saks Fifth Avenue store, which closed in August 2010.
(6) In February 2013, Saks Fifth Avenue announced that it plans to close this location in early 2014.

Anchors

The following table summarizes certain information regarding the anchors at the operating centers (excluding the value and outlet centers) as of December 31, 2012:

Name	Number of Anchor Stores	12/31/12 GLA (in thousands of square feet)	% of GLA
Belk	1	180	0.8%
City Furniture and Ashley Furniture Home Store	1	140	0.7%
Dick's Sporting Goods	2	159	0.7%
Dillard's	7	1,522	7.1%
JCPenney (1)	6	1,096	5.1%
Lord & Taylor (2)	3	397	1.9%
Macy's			
Bloomingdale's	3	614	
Macy's	17	3,565	
Macy's Men's Store/Furniture Gallery	1	80	
Total	21	4,259	20.0%
Neiman Marcus (3)	5	556	2.6%
Nordstrom	11	1,564	7.3%
Carson's (4)	1	116	0.5%
Saks (5)	5	373	1.7%
Sears	4	911	4.3%
Total	67	11,273	52.9% (6)

(1) Excludes one JCPenney Outlet store at a value center.
(2) Excludes two Lord & Taylor Outlet stores at value and outlet centers.
(3) Excludes three Neiman Marcus-Last Call stores at value and outlet centers.
(4) In January 2013, the name of the Parisian store at The Mall at Partridge Creek was changed to Carson's.
(5) Excludes three Off 5th Saks stores at value and outlet centers. Also in February 2013, Saks Fifth Avenue announced that it plans to close its store located at Stamford Town Center in early 2014.
(6) Percentages in table may not add due to rounding.

Mortgage Debt

The following table sets forth certain information regarding the mortgages encumbering the centers as of December 31, 2012. All mortgage debt in the table below is nonrecourse to the Operating Partnership except for debt encumbering Dolphin Mall (Dolphin), Fairlane Town Center (Fairlane), and Twelve Oaks. The Operating Partnership has guaranteed the payment of all or a portion of the principal and interest on the mortgage debt of these three centers, all of which are wholly owned. See "MD&A – Liquidity and Capital Resources – Loan Commitments and Guarantees" for more information on guarantees and covenants.

Centers Consolidated in TCO's Financial Statements	Stated Interest Rate	Principal Balance as of 12/31/12 (thousands)	Annual Debt Service (thousands)	Maturity Date	Balance Due on Maturity (thousands)	Earliest Prepayment Date
Beverly Center	**5.28%**	**$ 310,468**	**$ 23,101 (1)**	**2/11/2014**	**$ 303,277**	**30 Days Notice (2)**
Cherry Creek Shopping Center (50%)	5.24%	280,000	Interest Only	6/8/2016	280,000	30 Days Notice (2)
Dolphin Mall	**LIBOR+1.75%**	**250,000 (3)**	**Interest Only**	**1/29/2015 (3)**	**250,000**	**2 Days Notice (4)**
El Paseo Village	4.42% (5)	16,698 (5)	1,024 (1)	12/6/2015	15,565	30 Days Notice (6)
Fairlane Town Center	**LIBOR+1.75%**	**60,000 (3)**	**Interest Only**	**1/29/2015 (3)**	**60,000**	**2 Days Notice (4)**
The Gardens on El Paseo	6.10% (7)	85,336 (7)	Interest Only	6/11/2016	81,480	30 Days Notice (2)
Great Lakes Crossing Outlets	**5.25%**	**126,036**	**10,006 (1)**	**3/11/2013 (8)**	**125,507**	**30 Days Notice (2)**
The Mall at Green Hills	6.89% (9)	108,284 (9)	8,685 (1)	12/1/2013	105,045	30 Days Notice (10)
International Plaza	**4.85%**	**325,000**	**Interest Only (11)**	**12/1/2021**	**285,503**	**4/1/2015 (10)**
MacArthur Center (95%)	LIBOR+2.35% (12)	130,567	7,951 (12)	9/1/2020	117,234	9/1/2015 (13)
Northlake Mall	**5.41%**	**215,500**	**Interest Only**	**2/6/2016**	**215,500**	**30 Days Notice (14)**
The Mall at Partridge Creek	6.15%	80,222	6,031 (1)	7/6/2020	70,433	30 Days Notice (2)
The Mall at Short Hills	**5.47%**	**540,000**	**Interest Only**	**12/14/2015**	**540,000**	**30 Days Notice (10)**
Stony Point Fashion Park	6.24%	101,644	8,488 (1)	6/1/2014	98,585	30 Days Notice (14)
Twelve Oaks Mall	**LIBOR+1.75%**	**85,000 (3)**	**Interest Only**	**1/29/2015 (3)**	**85,000**	**2 Days Notice (4)**
The Mall at Wellington Green (90%)	5.44%	200,000	Interest Only	5/6/2015	200,000	30 Days Notice (14)
<u>Other Consolidated Secured Debt</u>						
TRG Credit Facility	LIBOR+1.40% (15)	37,275	Interest Only	4/30/2014	37,275	At Any Time (4)
<u>Centers Owned by Unconsolidated Joint Ventures/TRG's % Ownership</u>						
Arizona Mills (50%)	5.76%	169,754	12,268 (1)	7/1/2020	147,702	30 Days Notice (2)
Fair Oaks (50%)	**LIBOR+1.70% (16)**	**275,000**	**Interest Only (16)**	**7/13/2018**	**257,516**	**3 Days Notice (17)**
The Mall at Millenia (50%)	4.00%	350,000	Interest Only (18)	10/15/2024	293,748	1/15/2013 (19)
Sunvalley (50%)	**4.44%**	**189,262**	**11,471 (1)**	**9/1/2022**	**153,642**	**10/17/2014 (2)**
Taubman Land Associates (50%)	3.84%	23,964	1,349 (1)	11/1/2022	19,001	1/11/2015 (20)
Waterside Shops (50%)	**5.54%**	**165,000**	**Interest Only**	**10/7/2016**	**165,000**	**30 Days Notice (21)**
Westfarms (79%)	4.50%	317,877	19,457 (1)	7/1/2022	256,944	10 Days Notice (19)

(1) Amortizing principal based on 30 years.
(2) No defeasance deposit required if paid within three months of maturity date.
(3) Sub facility in $650 million secured revolving line of credit. The facility has a one-year extension option.
(4) Prepayment can be made without penalty.
(5) Debt includes $0.2 million of purchase accounting premium from December 2011 acquisition, which reduces the stated rate on the debt of 4.42% to an effective rate of 3.87%.
(6) No defeasance deposit required if paid within two months of maturity date.
(7) Debt includes $3.9 million of purchase accounting premium from December 2011 acquisition, which reduces the stated rate on the debt of 6.10% to an effective rate of 4.52%.
(8) In January 2013, a 10-year, $225 million non-recourse refinancing was completed on Great Lakes Crossing Outlets. The payments on the loan, which bears interest at a stated rate of 3.60%, are based on amortizing principal over 30 years. The existing $126 million, 5.25% fixed rate loan, which was scheduled to mature in March 2013, was paid off and the approximately $100 million of excess proceeds were used to pay down the revolving lines of credit.
(9) Debt includes $2.0 million of purchase accounting premium from December 2011 acquisition, which reduces the stated rate on the debt of 6.89% to an effective rate of 4.73%.
(10) Debt may be prepaid with a prepayment penalty equal to greater of yield maintenance or 1% of principal prepaid. No prepayment penalty is due if prepaid within three months of maturity date. 30 days notice required.
(11) The loan is interest only until January 2015 at which time monthly principal payments are due based on a 30 year amortization.
(12) The debt is swapped to an effective rate of 4.99% to the maturity date. Amortizing principal based on a 7% interest rate and 30 year amortization.
(13) From September 2015 through August 2017 debt may be prepaid with a prepayment penalty of 2% on principal prepaid. From September 2017 through August 2019 the prepayment penalty drops to 1% of principal prepaid, and on September 2019 it changes to 0.5% of principal prepaid until March 2020 when it can be prepaid without penalty.

(14)No defeasance deposit required if paid within four months of maturity date.
(15)The facility is a $65 million revolving line of credit and is secured by an indirect interest in 40% of Short Hills.
(16)The debt is swapped to an effective rate of 4.10% thru April 2018. The loan is interest only until August 2014 at which time monthly principal payments are due based on a 7.5% interest rate and 25 year amortization.
(17)If loan is prepaid before mid-July 2013 the prepayment fee is 0.25% of prepaid amount. There is no prepayment thereafter.
(18)The loan is interest only until November 2016 at which time monthly principal payments are due based on a 30 year amortization. At our option on or before April 30, 2016, provided that The Mall at Millenia meets a required NOI for calendar year 2015, the interest only period may be extended until maturity.
(19)Debt may be prepaid with a prepayment penalty equal to greater of modified yield maintenance or 1% of principal prepaid. No prepayment penalty is due if prepaid within three months of maturity date. 10 days notice is required.
(20)No defeasance deposit required if paid within five months of maturity date.
(21)No defeasance deposit required if paid within six months of maturity date.

For additional information regarding the centers and their operations, see the responses to Item 1 of this report.

Item 3. LEGAL PROCEEDINGS.

See "Note 15 – Commitments and Contingencies – Litigation" to our consolidated financial statements for information regarding outstanding litigation. While management does not believe that an adverse outcome in the lawsuits or litigation described would have a material adverse effect on our financial condition, there can be no assurance that adverse outcomes would not have material effects on our results of operations for any particular period.

Item 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

The common stock of Taubman Centers, Inc. is listed and traded on the New York Stock Exchange (Symbol: TCO). As of February 22, 2013, the 63,346,242 outstanding shares of Common Stock were held by 472 holders of record. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers, and other financial institutions. The closing price per share of the Common Stock on the New York Stock Exchange on February 22, 2013 was $77.12.

The following table presents the dividends declared on our Common Stock and the range of closing share prices of our Common Stock for each quarter of 2012 and 2011:

	Market Quotations		
2012 Quarter Ended	High	Low	Dividends
March 31	$ 72.95	$ 62.03	$ 0.4625
June 30	78.79	70.71	0.4625
September 30	81.34	75.17	0.4625
December 31	80.42	74.61	0.4625

	Market Quotations		
2011 Quarter Ended	High	Low	Dividends
March 31	$ 55.48	$ 49.96	$ 0.4375
June 30	60.57	53.02	0.4375
September 30	62.53	48.71	0.4375
December 31	62.71	48.27	0.4500

The restrictions on our ability to pay dividends on our Common Stock are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends."

Shareowner Return Performance Graph

The following line graph sets forth the cumulative total returns on a $100 investment in each of our Common Stock, the MSCI US REIT Index, the FTSE NAREIT Equity Retail Index, the S&P 500, and the S&P 400 MidCap Index for the period December 31, 2007 through December 31, 2012 (assuming in all cases, the reinvestment of dividends):

COMPARISON OF CUMULATIVE TOTAL RETURN



200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
Taubman Centers Inc.
MSCI US REIT Index
FTSE NAREIT Equity Retail Index
S&P 500
S&P 400 MidCap Index
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Taubman Centers Inc.	**$ 100.00**	**$ 53.95**	**$ 81.03**	**$ 118.92**	**$ 150.92**	**$ 196.07**
MSCI US REIT Index	100.00	62.03	79.78	102.50	111.41	131.20
FTSE NAREIT Equity Retail Index	**100.00**	**51.64**	**65.67**	**87.61**	**98.30**	**124.59**
S&P 500	100.00	63.00	79.67	91.68	93.61	108.59
S&P 400 MidCap Index	**100.00**	**63.77**	**87.60**	**110.94**	**109.02**	**128.51**

Note: The stock performance shown on the graph above is not necessarily indicative of future price performance.

Item 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial data and should be read in conjunction with the financial statements and notes thereto and MD&A included in this report.

	Year Ended December 31				
	2012	2011	2010	2009	2008
			(in thousands)		
STATEMENT OF OPERATIONS DATA:					
Rents, recoveries, and other shopping center revenues	$ 747,974	$ 644,918	$ 626,427	$ 637,458	$ 639,058
Income from continuing operations	157,817	141,399	122,606	104,463	7,274
Discontinued operations [1]		145,999	(20,279)	(183,624)	(15,326)
Net income (loss) [2]	157,817	287,398	102,327	(79,161)	(8,052)
Net (income) loss attributable to noncontrolling interests [3]	(51,643)	(94,527)	(38,459)	25,649	(62,527)
Distributions to participating securities of TRG	(1,612)	(1,536)	(1,635)	(1,560)	(1,446)
Preferred dividends	(21,051)	(14,634)	(14,634)	(14,634)	(14,634)
Net income (loss) attributable to Taubman Centers, Inc. common shareowners	83,511	176,701	47,599	(69,706)	(86,659)
Net income (loss) per common share – diluted	1.37	3.03	0.86	(1.30)	(1.64)
Dividends declared per common share [4]	1.85	1.76	1.68	1.66	1.66
Weighted average number of common shares outstanding – basic	59,884,455	56,899,966	54,569,618	53,239,279	52,866,050
Weighted average number of common shares outstanding – diluted	61,376,444	58,529,089	55,702,813	53,986,656	52,866,050
Number of common shares outstanding at end of period	63,310,148	58,022,475	54,696,054	54,321,586	53,018,987
Ownership percentage of TRG at end of period	71%	69%	68%	67%	67%
BALANCE SHEET DATA:					
Real estate before accumulated depreciation	4,246,000	4,020,954	3,528,297	3,496,853	3,699,480
Total assets	3,268,495	3,336,792	2,546,873	2,606,853	2,974,982
Total debt	2,952,030	3,145,602	2,656,560	2,691,019	2,796,821
SUPPLEMENTAL INFORMATION [5]:					
Funds from Operations attributable to TCO [2][6]	197,671	285,400	160,138	144,220	81,274
Mall tenant sales [7][8]	6,008,265	5,164,916	4,619,896	4,185,996	4,536,500
Sales per square foot [7][8][9][10]	688	641	564	502	533
Number of shopping centers at end of period	24	23	23	23	23
Ending Mall GLA in thousands of square feet	11,360	11,009	10,942	10,946	10,937
Leased space [8][11]	93.4%	92.4%	92.0%	91.6%	92.0%
Ending occupancy [8]	91.8%	90.7%	90.1%	89.8%	90.5%
Average occupancy [8]	90.3%	88.8%	88.8%	89.4%	90.5%
Average base rent per square foot [8][9]:					
Consolidated businesses [8][12]	$ 47.28	$ 45.53	$ 43.63	$ 43.69	$ 43.95
Unconsolidated Joint Ventures [12]	45.44	44.58	43.73	44.49	44.61
Combined [8][12]	46.69	45.22	43.66	43.95	44.15

(1) Discontinued operations includes the operations of Regency Square and The Pier Shops. See "MD&A – Results of Operations –Dispositions/Discontinued Operations" for further information. In 2011, discontinued operations includes the gains on extinguishment of debt of $174.2 million related to the dispositions of The Pier Shops and Regency Square. In 2009, discontinued operations includes the $166.7 million (or $160.8 million at our share) impairment charges related to the write down of The Pier Shops and Regency Square to their fair values.

(2) Funds from Operations (FFO) is defined and discussed in "MD&A – Results of Operations – Use of Non-GAAP Measures." In 2012, net income and FFO include $6.4 million of charges upon redemption of Series G and H Cumulative Redeemable Preferred Stock, the $1.6 million loss on extinguishment of debt at The Mall at Millenia, and the $3.2 million PRC tax on sale of Taubman TCBL assets. See "MD&A – Results of Operations –Other Equity Transactions", "MD&A – Results of Operations –Debt Transactions" and "MD&A – Results of Operations –Taubman Asia" for further information. In 2011, net income and FFO include the gains on extinguishment of debt of $174.2 million related to the dispositions of The Pier Shops and Regency Square and $5.3 million of acquisition costs related to the acquisitions of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, and Taubman TCBL. See "MD&A – Results of Operations –Dispositions/Discontinued Operations" and "MD&A – Results of Operations –Acquisitions" for further information. In 2009, net loss includes and FFO excludes the $166.7 million (or $160.8 million at our share) impairment charges related to the write down of The Pier Shops and Regency Square to their fair values. In 2009, net loss and FFO include $30.4 million in charges related to the litigation settlements at Westfarms and a $2.5 million restructuring charge which primarily represented the cost of terminations of personnel. In 2008, net loss and FFO include the impairment charges of $126.3 million related to investments in our Oyster Bay and Sarasota projects.

(3) In 2009, we adopted the requirements of ASC Topic 810 as it relates to noncontrolling interests (formerly SFAS 160). Effective at that time it was no longer required that income be allocated to these interests, at a minimum, equal to their share of distributions.

(4) Amount excludes a special dividend of $0.1834 per share, which was declared in 2010 as a result of the taxation of capital gain incurred from a restructuring of the Company's ownership in International Plaza, including liquidation of the Operating Partnership's private REIT.

(5) All statistics for periods prior to 2012 exclude The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, and City Creek Center, except for those reported as of December 31, 2011.

(6) Reconciliations of net income (loss) attributable to TCO common shareowners to FFO for 2012, 2011, and 2010 are provided in "MD&A – Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations." For 2009, net loss attributable to TCO common shareowners of $69.7 million, deducting noncontrolling interests of $31.2 million and adding back depreciation and amortization of $154.3 million, impairment charges of $160.8 million, and distributions to participating securities of $1.6 million arrives at TRG's FFO of $215.8 million, of which TCO's share was $144.2 million. For 2008, net loss attributable to TCO common shareowners of $86.7 million, adding back depreciation and amortization of $154.8 million, noncontrolling interests of $52.7 million, and distributions to participating securities of $1.4 million arrives at TRG's FFO of $122.2 million, of which TCO's share was $81.3 million.

(7) Based on reports of sales furnished by mall tenants.

(8) Amounts in 2011, 2010, 2009, and 2008 exclude The Pier Shops and amounts in 2011, 2010, and 2009 exclude Regency Square. See "MD&A – Results of Operations –Dispositions/Discontinued Operations" for further information.

(9) See "MD&A – Rental Rates and Occupancy" for information regarding this statistic.

(10) For all periods presented, this amount represents sales per square foot of comparable centers, which are defined as all centers that were owned and opened for the entire current and preceding period.

(11) Leased space comprises both occupied space and space that is leased but not yet occupied.

(12) Amounts exclude spaces greater than 10,000 square feet.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our expectations or beliefs concerning future events and performance. Actual results may differ materially from those expected because of various risks and uncertainties. The forward-looking statements included in this report are made as of the date hereof. Except as required by law, we assume no obligation to update these forward looking statements, even if new information becomes available in the future. The following discussion should be read in conjunction with the accompanying consolidated financial statements of Taubman Centers, Inc. and the notes thereto, as well as "Risk Factors" elsewhere in this report.

General Background and Performance Measurement

Taubman Centers, Inc. (TCO) is a Michigan corporation that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of our real estate properties. In this report, the terms "we", "us", and "our" refer to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require. We own, manage, lease, acquire, dispose of, develop, and expand regional and super-regional shopping centers and interests therein. The Consolidated Businesses consist of shopping centers and entities that are controlled by ownership or contractual agreements, The Taubman Company LLC (Manager), and Taubman Properties Asia LLC and its subsidiaries (Taubman Asia). Shopping centers owned through joint ventures that are not controlled by us but over which we have significant influence (Unconsolidated Joint Ventures) are accounted for under the equity method.

References in this discussion to "beneficial interest" refer to our ownership or pro-rata share of the item being discussed. Also, the operations of the shopping centers are often best understood by measuring their performance as a whole, without regard to our ownership interest. Consequently, in addition to the discussion of the operations of the Consolidated Businesses, the operations of the Unconsolidated Joint Ventures are presented and discussed as a whole. The comparability of information used in measuring performance is affected by the opening of City Creek Center in March 2012, as well as the dispositions of The Pier Shops at Caesars (The Pier Shops) and Regency Square and the acquisitions of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village in 2011. Additional "comparable center" statistics that exclude City Creek Center, The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, The Pier Shops and Regency Square are provided to present the performance of comparable centers in our continuing operations. Comparable centers are generally defined as centers that were owned and open for the entire current and preceding period. The Pier Shops and Regency Square are excluded from all operating statistics. See "Results of Operations – Development," "Results of Operations – Acquisitions," and "Results of Operations – Dispositions/ Discontinued Operations," for background and information on operations of these centers.

Overall Summary of Management's Discussion and Analysis of Financial Condition and Results of Operations

Our primary source of revenue is from the leasing of space in our shopping centers. Generally these leases are long term, with our average lease term of new leases at approximately eight years during 2012 and 2011, excluding temporary leases. Therefore general economic trends most directly impact our tenants' sales and consequently their ability to perform under their existing lease agreements and expand into new locations as well as our ability to find new tenants for our shopping centers.

Our increase in sales per square foot growth moderated through the year and has now reached a more normalized level. For the fourth quarter of 2012, tenant sales per square foot increased 3.5% from the corresponding period in the prior year. For all of 2012, tenant sales per square foot were $688, a 7.3% increase from 2011 (see "Mall Tenant Sales and Center Revenues").

Ending occupancy was 91.6% for comparable centers at December 31, 2012, up 1.0% from 2011. We anticipate 2013 year-end occupancy will be up modestly from 2012. Rent per square foot increased 3.3% in 2012. We expect that average rents per square foot in 2013 will be up in comparison to 2012 by approximately 4% to 5%. The rents we are able to achieve are affected by economic trends and tenants' expectations thereof, as described under "Rental Rates and Occupancy." The spread between rents on openings and closings may not be indicative of future periods, as this statistic is not computed on comparable tenant spaces, and can vary significantly from period to period depending on the total amount, location, and average size of tenant space opening and closing in the period. Mall tenant sales, occupancy levels, and our resulting revenues are seasonal in nature (see "Seasonality").

Our analysis of our financial results begins under "Results of Operations" and we provide information about transactions that affected the periods presented or will affect operations in the future.

We have been active in developing and expanding our U.S. shopping center portfolio, including the opening of City Creek Center in 2012. We also have begun construction on our U.S. development projects, including Taubman Prestige Outlets Chesterfield, The Mall at University Town Center, and The Mall of San Juan (see "Liquidity and Capital Resources - Capital Spending - New Developments").

In 2012, we acquired an additional 49.9% interest in International Plaza as well as an additional 25% interest in Waterside Shops. The purchases of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village were completed in 2011 (see "Results of Operations - Acquisitions").

Dispositions of The Pier Shops and Regency Square were completed in November and December of 2011, respectively. Titles to the properties were transferred to the mortgage lenders. As a result, we were relieved of our $207.2 million of debt obligations plus accrued interest associated with the properties. See "Results of Operations – Dispositions/Discontinued Operations" for further discussion.

We also describe the current status of our efforts to broaden our growth in Asia with the opening of IFC Mall in South Korea, as well as our investments in new development projects, including the retail component of Xi'an Saigao City Plaza, Zhengzhou Vancouver Times Square, and Hanam Union Square (see "Results of Operations – Taubman Asia"). In 2012, we sold assets of the Taubman TCBL business that was acquired in 2011 (see "Results of Operations - Taubman Asia").

We have certain additional sources of income beyond our rental revenues, recoveries from tenants, and revenue from management, leasing, and development services. We disclose our share of these sources of income under "Results of Operations – Other Income." Expectations about general and administrative and pre-development expenses are discussed under "Results of Operations - Other Expenses."

We have been very active in managing our balance sheet, completing refinancings of The Mall at Millenia (Millenia), Sunvalley, Westfarms, and other financings in 2012 as outlined under "Results of Operations – Debt Transactions."

In 2012, we redeemed the Series G and H Cumulative Redeemable Preferred Stock (Series G and H Preferred Stock), completed a preferred stock offering of $192.5 million of 6.5% Series J Cumulative Redeemable Preferred Stock (Series J Preferred Stock), and a common equity offering of 2,875,000 common shares (see "Results of Operations - Other Equity Transactions").

As information useful to understanding our results, we have described the reasons for our use of non-GAAP measures such as Beneficial Interest in EBITDA and Funds from Operations (FFO) under "Results of Operations – Use of Non-GAAP Measures."

With all the preceding information as background, we then provide insight and explanations for variances in our financial results for 2012, 2011, and 2010 under "Comparison of 2012 to 2011" and "Comparison of 2011 to 2010." We then discuss our application of critical accounting policies and then provide reconciliations from net income and net income allocable to common shareowners to our non-GAAP measures.

Our discussion of sources and uses of capital resources under "Liquidity and Capital Resources" begins with a brief overview of our financial position as of December 31, 2012. We then discuss our capital activities and transactions that occurred in 2012. After that, analysis of specific operating, investing, and financing activities is provided in more detail.

Specific analysis of our fixed and floating rates and periods of interest rate risk exposure is provided under "Liquidity and Capital Resources – Beneficial Interest in Debt." Completing our analysis of our exposure to rates are the effects of changes in interest rates on our cash flows and fair values of debt contained under "Liquidity and Capital Resources – Sensitivity Analysis." Also see "Liquidity and Capital Resources – Loan Commitments and Guarantees" for a discussion of compliance with debt covenants.

In conducting our business, we enter into various contractual obligations, including those for debt, operating leases for land and office space, purchase obligations, and other long-term commitments. Detail of these obligations, including expected settlement periods, is contained under "Liquidity and Capital Resources – Contractual Obligations." Property-level debt represents the largest single class of obligations. Described under "Liquidity and Capital Resources – Loan Commitments and Guarantees" and "Liquidity and Capital Resources – Cash Tender Agreement and Other" are our significant guarantees and commitments.

Taubman Prestige Outlets Chesterfield, our project in the St. Louis market, is scheduled to open in August 2013. We also have development projects including The Mall at University Town Center, The Mall of San Juan, the retail component of Xi'an Saigao City Plaza, Zhengzhou Vancouver Times Square, and Hanam Union Square, all of which are expected to open over the next several years. We also provide information on our capital spending in 2012 and 2011, as well as planned capital spending for 2013 and spending scheduled for all projects through their anticipated openings (see "Liquidity and Capital Resources - Capital Spending").

Dividends and distributions are also significant uses of our capital resources. The factors considered when determining the amount of our dividends, including requirements arising because of our status as a REIT, are described under "Liquidity and Capital Resources – Dividends."

Mall Tenant Sales and Center Revenues

Our mall tenant sales per square foot growth has moderated through the year and has now reached a more normalized level. Our mall tenants reported a 3.5% increase in sales per square foot in the fourth quarter of 2012 compared to the corresponding period in the prior year. For all of 2012, our tenant sales increased 7.3% over 2011 to a new record level for our centers of $688 per square foot.

Over the long term, the level of mall tenant sales is the single most important determinant of revenues of the shopping centers because mall tenants provide approximately 90% of these revenues and mall tenant sales determine the amount of rent, percentage rent, and recoverable expenses, excluding utilities (together, total occupancy costs) that mall tenants can afford to pay. However, levels of mall tenant sales can be considerably more volatile in the short run than total occupancy costs, and may be impacted significantly, either positively or negatively, by the success or lack of success of a small number of tenants or even a single tenant.

We believe that the ability of tenants to pay occupancy costs and earn profits over long periods of time increases as tenant sales per square foot increase, whether through inflation or real growth in customer spending. Because most mall tenants have certain fixed expenses, the occupancy costs that they can afford to pay and still be profitable are a higher percentage of tenant sales at higher sales per square foot.

Tenant sales directly impact the amount of percentage rents certain tenants and anchors pay. The effects of increases or declines in tenant sales on our operations are moderated by the relatively minor share of total rents that percentage rents represent. Over the last five years, percentage rent as a share of total rent has ranged from 3% to 7%.

While tenant sales are critical over the long term, the high quality regional mall business has been a very stable business model with its diversity of income from thousands of tenants, its staggered lease maturities, and high proportion of fixed rent. However, a sustained trend in sales does impact, either negatively or positively, our ability to lease vacancies and negotiate rents at advantageous rates.

The following table summarizes occupancy costs, excluding utilities, for mall tenants as a percentage of mall tenant sales:

	2012	2011	2010
Mall tenant sales (in thousands)	$ 6,008,265	$ 5,164,916	$ 4,619,896
Sales per square foot	688	641	564
Consolidated Businesses:			
Minimum rents	8.1%	8.4%	9.1%
Percentage rents	0.6	0.5	0.4
Expense recoveries	4.1	4.5	5.0
Mall tenant occupancy costs as a percentage of mall tenant sales	12.8%	13.4%	14.5%
Unconsolidated Joint Ventures:			
Minimum rents	7.7%	7.9%	8.6%
Percentage rents	0.5	0.5	0.4
Expense recoveries	4.0	3.8	4.5
Mall tenant occupancy costs as a percentage of mall tenant sales	12.2%	12.2%	13.5%
Combined:			
Minimum rents	8.0%	8.2%	9.0%
Percentage rents	0.5	0.5	0.4
Expense recoveries	4.2	4.3	4.7
Mall tenant occupancy costs as a percentage of mall tenant sales	12.7%	13.0%	14.1%

Rental Rates and Occupancy

As leases have expired in the centers, we have generally been able to rent the available space, either to the existing tenant or a new tenant, at rental rates that are higher than those of the expired leases. Generally, center revenues have increased as older leases rolled over or were terminated early and replaced with new leases negotiated at current rental rates that were usually higher than the average rates for existing leases. Average rent per square foot statistics reflect the contractual rental terms of the lease currently in effect and include the impact of rental concessions. In periods of increasing sales, as we are experiencing now, rents on new leases will generally tend to rise. In periods of slower growth or declining sales, rents on new leases will grow more slowly or will decline for the opposite reason, as tenants' expectations of future growth become less optimistic. Average rent per square foot in 2013 is expected to be up about 4% to 5%. Rent per square foot information for centers in our Consolidated Businesses and Unconsolidated Joint Ventures follows:

	2012 (1)	2011 (1)	2010 (1)
Average rent per square foot:			
Consolidated Businesses	$ 47.28	$ 45.53	$ 43.63
Unconsolidated Joint Ventures	45.44	44.58	43.73
Combined	46.69	45.22	43.66
Opening base rent per square foot:			
Consolidated Businesses	$ 56.22	$ 59.31	$ 50.69
Unconsolidated Joint Ventures	54.95	45.42	47.16
Combined	55.92	56.20	49.69
Square feet of GLA opened:			
Consolidated Businesses	884,446	989,260	577,435
Unconsolidated Joint Ventures	278,651	285,919	228,075
Combined	1,163,097	1,275,179	805,510
Closing base rent per square foot:			
Consolidated Businesses	$ 46.23	$ 49.27	$ 46.27
Unconsolidated Joint Ventures	50.50	43.98	47.20
Combined	47.33	47.93	46.52
Square feet of GLA closed:			
Consolidated Businesses	868,028	1,013,284	647,982
Unconsolidated Joint Ventures	301,724	344,799	243,093
Combined	1,169,752	1,358,083	891,075
Releasing spread per square foot:			
Consolidated Businesses	$ 9.99	$ 10.04	$ 4.42
Unconsolidated Joint Ventures	4.45	1.44	(0.04)
Combined	8.59	8.27	3.17

(1) Opening and closing statistics exclude spaces greater than 10,000 square feet.

The spread between opening and closing rents may not be indicative of future periods, as this statistic is not computed on comparable tenant spaces, and can vary significantly from period to period depending on the total amount, location, and average size of tenant space opening and closing in the period.

Mall tenant ending occupancy, average occupancy, and leased space rates are as follows:

	2012	2011	2010
Ending occupancy - all centers	91.8%	90.7%	90.1%
Ending occupancy - comparable centers	91.6	90.6	90.1
Average occupancy - all centers	90.3	88.8	88.8
Average occupancy - comparable centers	90.3	88.8	88.8
Leased space - all centers	93.4	92.4	92.0
Leased space - comparable centers	93.2	92.3	92.0

We expect 2013 year-end occupancy will be up modestly from 2012. Temporary tenant leasing continues to be strong and ended the year at about 5.0% for comparable centers compared to 4.9% in 2011 and 5.0% in 2010. Temporary tenants, defined as those with lease terms less than or equal to a year, are not included in occupancy or leased space statistics. Tenant bankruptcy filings as a percentage of the total number of tenant leases was 0.7% in 2012, compared to 1.5% in 2011, and 0.7% in 2010.

Seasonality

The regional shopping center industry is seasonal in nature, with mall tenant sales highest in the fourth quarter due to the Christmas season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school period. While minimum rents and recoveries are generally not subject to seasonal factors, most leases are scheduled to expire in the first quarter, and the majority of new stores open in the second half of the year in anticipation of the Christmas selling season. Additionally, most percentage rents are recorded in the fourth quarter. Accordingly, revenues and occupancy levels are generally highest in the fourth quarter. Gains on sales of peripheral land and lease cancellation income may vary significantly from quarter to quarter.

	2012				
	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
	(in thousands, except occupancy and leased space data)				
Mall tenant sales [1]	**$ 6,008,265**	**$ 1,879,341**	**$ 1,378,384**	**$ 1,396,440**	**$ 1,354,100**
Revenues and gains on land sales and other nonoperating income from continuing operations:					
Consolidated Businesses	**748,251**	**209,732**	**189,595**	**179,536**	**169,388**
Unconsolidated Joint Ventures	282,154	79,619	70,453	66,764	65,318
Occupancy:					
Ending - comparable	91.6%	91.6%	90.4%	90.2%	89.5%
Average - comparable	**90.3**	**91.3**	**90.2**	**90.0**	**89.6**
Ending - all centers	91.8	91.8	90.4	90.1	89.5
Average - all centers	**90.3**	**91.4**	**90.1**	**89.9**	**89.7**
Leased Space:					
Comparable	**93.2%**	**93.2%**	**92.4%**	**92.2%**	**92.0%**
All Centers	93.4	93.4	92.6	92.3	91.9

(1) Based on reports of sales furnished by mall tenants.

Because the seasonality of sales contrasts with the generally fixed nature of minimum rents and recoveries, mall tenant occupancy costs (the sum of minimum rents, percentage rents, and expense recoveries, excluding utilities) as a percentage of sales are considerably higher in the first three quarters than they are in the fourth quarter.

	2012				
	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Consolidated Businesses:					
Minimum rents	8.1%	6.8%	8.8%	8.6%	8.7%
Percentage rents	**0.6**	**0.9**	**0.5**	**0.2**	**0.5**
Expense recoveries	4.1	3.9	4.7	4.3	4.0
Mall tenant occupancy costs	**12.8%**	**11.6%**	**14.0%**	**13.1%**	**13.2%**
Unconsolidated Joint Ventures:					
Minimum rents	**7.7%**	**6.3%**	**8.5%**	**8.5%**	**7.8%**
Percentage rents	0.5	0.7	0.5	0.3	0.5
Expense recoveries	**4.0**	**4.0**	**4.5**	**4.0**	**3.7**
Mall tenant occupancy costs	12.2%	11.0%	13.5%	12.8%	12.0%
Combined:					
Minimum rents	8.0%	6.7%	8.7%	8.6%	8.4%
Percentage rents	**0.5**	**0.9**	**0.5**	**0.2**	**0.5**
Expense recoveries	4.2	3.7	4.7	4.2	4.0
Mall tenant occupancy costs	**12.7%**	**11.3%**	**13.9%**	**13.0%**	**12.9%**

Results of Operations

In addition to the results and trends in our operations discussed in the preceding sections, the following sections discuss certain transactions that affected operations in the years ending 2012, 2011, and 2010, or are expected to affect operations in the future.

U.S. Development

City Creek Center, a mixed-use project in Salt Lake City, Utah, opened in March 2012. The center includes a retail component anchored by Macy's and Nordstrom. We own 0.6 million square feet of the retail space subject to a long-term participating lease. City Creek Reserve, Inc. (CCRI), an affiliate of the LDS Church, is the participating lessor and provided all of the construction financing. We own 100% of the leasehold interest in the retail buildings and property. CCRI has an option to purchase our interest at fair value at various points in time over the term of the lease. We expect our return to be approximately 12% at stabilization on our $76 million investment, of which $75 million was paid to CCRI upon opening of the retail center.

Our United States development currently includes three projects that are under construction: Taubman Prestige Outlets Chesterfield, which is scheduled to open in August 2013, The Mall at University Town Center, and The Mall of San Juan (see "Liquidity and Capital Resources - Capital Spending - New Developments"). In addition, we have projects under development in Asia (see Taubman Asia below).

U.S. Acquisitions

In December 2012, we acquired an additional 49.9% interest in International Plaza, located in Tampa, Florida, bringing our ownership in the shopping center to 100%. The $437 million purchase price for the outside partner's interest in the consolidated joint venture that owns the center consisted of $275 million of cash and approximately $162 million of beneficial interest in debt. The excess of the purchase price over the net book value of the interest acquired has been accounted for as a reduction of our shareholder equity.

Also in December 2012, we acquired an additional 25% interest in Waterside Shops, which brought our ownership interest in the center to 50%. The acquisition of the additional interest was accomplished by purchasing an affiliate of Oregon PERS' 50% interest in the center on a pari passu basis with an affiliate of the Forbes Company. The $155 million purchase price for Oregon PERS' interest in the center consisted of $72.5 million of cash and $82.5 million of beneficial interest in debt. Our share of the consideration for the additional interest was $77.5 million, which consisted of cash and beneficial interest in debt of $36.3 million and $41.3 million, respectively. After the acquisition, we continue to recognize our investment in Waterside Shops in Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet. Our share of the difference between the purchase price and the net book value of the additional interest in the Unconsolidated Joint Venture is estimated to be $52.7 million, which has been preliminarily allocated to land, buildings, improvements, and equipment. In addition, beneficial interest in debt was increased by a $3.9 million purchase accounting premium to record the debt at fair value. The Forbes Company will continue to lease and manage the center.

Based on the total combined consideration for the additional interests in these properties and estimates of the properties' combined net operating income (NOI) in 2013, the combined capitalization rate on the International Plaza and Waterside Shops acquisitions is about 4.6%.

In December 2011, we acquired The Mall at Green Hills in Nashville, Tennessee, and The Gardens on El Paseo and El Paseo Village in Palm Desert, California from affiliates of Davis Street Properties, LLC. The consideration for the properties was $560 million, excluding transaction costs. The consideration consisted of the assumption of $206 million of debt, $281.5 million in installment notes, and the issuance of 1.3 million of Operating Partnership units. The number of partnership units issued was determined based on a value of $55 per unit. The partnership units became eligible to be converted into common shares in December 2012. Prior to this date, holders had the ability to put the units back to us at the lesser of the current market price of Taubman Centers' common stock or $55 per share. The installment notes were secured by restricted cash, which was funded by borrowings under our revolving lines of credit, and were paid in full in February 2012. See "Note 2 - Acquisitions, Dispositions, and Development" for an allocation of the purchase price to the identifiable assets acquired and liabilities assumed at the dates of acquisition.

U.S. Dispositions/Discontinued Operations

In December 2011, the mortgage lender for Regency Square accepted a deed in lieu of foreclosure on the property. As a result, title to the property was transferred to the mortgage lender, and we were relieved of the $72.2 million of debt obligations plus accrued interest. In 2011, we recognized a $47.4 million non-cash accounting gain on extinguishment of the debt obligation representing the difference between the book value of the debt, interest payable and other obligations extinguished over the net book value of the property and other assets transferred as of the transfer date.

In November 2011, the mortgage lender for The Pier Shops completed the foreclosure on the property. As a result, title to the property was transferred to the mortgage lender and we were relieved of the $135 million of debt obligations plus accrued interest. In 2011, we recognized a $126.7 million non-cash accounting gain on extinguishment of the debt obligation representing the difference between the book value of the debt, interest payable and other obligations extinguished over the net book value of the property and other assets transferred as of the transfer date.

Financial results of The Pier Shops and Regency Square are classified in discontinued operations for all periods presented in the Consolidated Statement of Operations and Comprehensive Income.

Taubman Asia

In August 2012, IFC Mall in Yeouido, South Korea opened 100% leased with over 100 stores. We provide management and leasing services for the 0.4 million square foot mall. In 2011, we recognized the first installment of the leasing success fee and we recognized the second installment in the third quarter of 2012. We expect to recognize the final installment in 2013.

Also in August 2012, we announced a joint-venture with Beijing Wangfujing Department Store (Group) Co., Ltd (Wangfujing), one of China's largest department store chains to be located at Xi'an Saigao City Plaza (retail component of Xi'an Saigao City Plaza). As of December 31, 2012, we have invested $49.2 million in the project (see "Liquidity and Capital Resources - Capital Spending - New Developments").

In February 2013, we announced a second joint venture with Wangfujing, Zhengzhou Vancouver Times Square, a shopping center in Zhengzhou, China (see "Liquidity and Capital Resources - Capital Spending - New Developments").

In addition, in August 2012, we invested in a shopping mall project in Hanam, Gyeonggi Province, South Korea (Hanam Union Square) in which we have partnered with Shinsegae Group (Shinsegae), South Korea's largest retailer. We have invested $78.8 million as of December 31, 2012 (see "Liquidity and Capital Resources - Capital Spending - New Developments").

In December 2011, we acquired a 90% controlling interest in a Beijing-based retail real estate consultancy company in Mainland China. The new company was named Taubman TCBL and the total consideration for the transaction was $23.7 million, including $11.9 million of capital credited to the noncontrolling owners. In November 2012, we sold assets of the Taubman TCBL business to China Xintiandi, a subsidiary of Shui On Land for $15.5 million, an amount approximately equal to our investment in the business. As part of the sale, the non-controlling owners in Taubman TCBL relinquished the capital that was credited to them in connection with our 2011 acquisition of the company, including their 10% ownership interests in investments in China. In connection with the sale, we incurred the People's Republic of China (PRC) taxes of $3.2 million. We have offices in Beijing and Shanghai and the business will operate under the Taubman Asia platform. Approximately 40 employees were retained to develop our announced projects in China, as well as future investments.

Center Operations

For the year ended December 31, 2012, NOI excluding lease cancellation income was up 7.2% from 2011. We estimate that NOI of our comparable centers, excluding lease cancellation income, will be up at least 3% in 2013. We are estimating that our recoveries ratio will be roughly even with 2012. We expect increased tenant rents resulting from higher average rent per square foot with a modest increase in occupancy. See "Results of Operations – Use of Non-GAAP Measures" for the definition and discussion of NOI and see "Reconciliation of Net Income to Net Operating Income."

Management, Leasing and Development Services

Our management and leasing services to Woodfield Mall in Schaumburg, Illinois were terminated in November 2012. We expect net management, leasing, and development income to be in the range of $6 million to $9 million in 2013, including the final leasing success fee relating to IFC Mall in 2013 and the impact of the loss of the Woodfield Mall contract.

Other Income

We have certain additional sources of income beyond our rental revenues, recoveries from tenants, and revenues from management, leasing, and development services, as summarized in the following table. Shopping center related revenues include parking, sponsorship, and other income. Lease cancellation revenue is primarily dependent on the overall economy and performance of particular retailers in specific locations and can vary significantly. In 2010, lease cancellation income was high primarily due to two large payments. Our share of lease cancellation income from continuing operations over the last five years ranged from 2011's $2.6 million to 2010's $21.6 million. In 2013, we are currently estimating our share of lease cancellation income to be in the range of $3 million to $4 million. Gains on peripheral land sales can also vary significantly from year-to-year, depending on the results of negotiations with potential purchasers of land, as well as the economy and the timing of the transactions. In February 2013, we closed on a land sale with an approximately $0.8 million gain. We are not expecting any further sales in 2013.

	2012		2011		2010	
	Consolidated Businesses	Unconsolidated Joint Ventures	Consolidated Businesses	Unconsolidated Joint Ventures	Consolidated Businesses	Unconsolidated Joint Ventures
	(Operating Partnership's share in millions)					
Other income from continuing operations:						
Shopping center related revenues	$ 25.7	$ 3.1	$ 22.3	$ 2.7	$ 21.8	$ 2.8
Lease cancellation revenue	3.3	0.8	2.3	0.4	20.3	1.2
	$ 29.1	$ 3.8	$ 24.5	$ 3.1	$ 42.1	$ 4.1
Gains on land sales and other nonoperating income:						
Gains on sales of peripheral land			$ 0.5		$ 2.2	
Interest income	$ 0.3		0.7	$ 0.1	0.5	
	$ 0.3		$ 1.2	$ 0.1	$ 2.7	

(1) Amounts in this table may not add due to rounding.

Other Expenses

Beginning in 2013, we will classify certain Asia expenses in general and administrative expense, as opposed to pre-development expense. We are moving from mainly a pursuit and third party business to one that is primarily executing investments in new projects. This is consistent with the presentation of our U.S. business.

During 2012, we incurred $39.7 million of general and administrative expenses in the U.S. Our quarterly general and administrative expense run rate is now expected to be about $13 million, including U.S. and Asia costs.

We expense all costs relating to a potential development, including payroll, until it is considered probable the project will reach a successful conclusion. In 2012, our share of such expenses was $18.4 million. In 2013, we expect our share of this pre-development expense, including that for both the U.S. and Asia, to be about $13 to $14 million.

Debt Transactions

We completed a series of debt financings in the three-year period ending December 31, 2012 as follows:

	Date	Initial Loan Balance/Facility Amount	Stated Interest Rate	Maturity Date[1]
		(in millions)		
Taubman Land Associates	November 2012	$24	3.84%	November 2022
The Mall at Millenia [2]	October 2012	350	4.00%	October 2024
Sunvalley	August 2012	190	4.44%	September 2022
Westfarms	June 2012	320	4.50%	July 2022
TRG revolving credit facility	April 2012	65	LIBOR + 1.40%	April 2014
International Plaza	November 2011	325	4.85%	December 2021
Fair Oaks	July 2011	275	LIBOR + 1.70%[3]	July 2018
TRG revolving credit facility	July 2011	650	LIBOR + 1.75%	January 2015
MacArthur Center	September 2010	131	LIBOR + 2.35%[4]	September 2020
Arizona Mills	July 2010	175	5.76%	July 2020
The Mall at Partridge Creek	June 2010	83	6.15%	July 2020

(1) Excludes any options to extend the maturities (see the footnotes to our financial statements regarding extension options).
(2) Since the refinancing of this loan was earlier than allowed under the agreement, the joint venture incurred a $3.2 million defeasance charge, of which $1.6 million was our share.
(3) The loan has been swapped to an effective rate of 4.10% through April 2018.
(4) The loan is swapped to an effective rate of 4.99% for the entire term.

At December 31, 2012, borrowings under TRG's revolving credit facility are primary obligations of the entities owning Dolphin Mall, Fairlane Town Center, and Twelve Oaks Mall, which are collateral for the revolving line of credit. In January 2013, we refinanced our existing loan on Great Lakes Crossing Outlets with a new 10-year, $225 million loan with a stated fixed rate of 3.60% (see "Liquidity and Capital Resources").

In December 2012, we assumed $162 million of additional beneficial interest in debt as part of our purchase of an additional 49.9% interest in International Plaza. We have and will continue to consolidate International Plaza in our financial statements as a result of our controlling interest in the center. Therefore, the debt of International Plaza was already presented at 100% in our consolidated balance sheet for periods prior to the acquisition. Also in December 2012, we assumed $41.3 million of additional beneficial interest in debt as part of our purchase of an additional 25% interest in the Unconsolidated Joint Venture Waterside Shops (see "Results of Operations - Acquisitions").

In December 2011, we assumed $206 million of debt in relation to the acquisition of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village (see "Results of Operations - Acquisitions").

Other Equity Transactions

In August 2012, we issued $192.5 million of 6.5% Series J Preferred Stock. Proceeds from the issuance were used to redeem all of our $100 million 8.00% Series G Preferred Stock and $87 million 7.625% Series H Preferred Stock in September 2012. We recognized a $6.4 million charge representing the difference in the book values over the redemption amounts of the Series G and Series H Preferred Stock redeemed. This issuance and redemption will reduce our future annual preferred dividends paid by $2.1 million.

Also in August 2012, we sold 2,875,000 of our common shares. The proceeds were used to acquire an equal number of Operating Partnership units. The Operating Partnership paid all offering costs. The Operating Partnership used the net proceeds of $208.9 million to reduce outstanding borrowings under our revolving lines of credit.

In October 2011, we redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value. The $2.2 million excess of the book value over the redemption amount was reflected as a reduction in earnings allocated to the noncontrolling interests in 2011.

In June 2011, we sold 2,012,500 of our common shares. The proceeds were used to acquire an equal number of Operating Partnership units. The Operating Partnership paid all offering costs. The Operating Partnership used the net proceeds, after offering costs, of $112 million to reduce outstanding borrowings under our revolving lines of credit.

Use of Non-GAAP Measures

We use Net Operating Income (NOI) as an alternative measure to evaluate the operating performance of centers, both on individual and stabilized portfolio bases. We define NOI as property-level operating revenues (includes rental income excluding straight-line adjustments of minimum rent) less maintenance, taxes, utilities, promotion, ground rent (including straight-line adjustments), and other property operating expenses. Since NOI excludes general and administrative expenses, pre-development charges, interest income and expense, depreciation and amortization, impairment charges, restructuring charges, and gains from land and property dispositions, it provides a performance measure that, when compared period over period, reflects the revenues and expenses most directly associated with owning and operating rental properties, as well as the impact on their operations from trends in tenant sales, occupancy and rental rates, and operating costs. We also use NOI excluding lease cancellation income as an alternative measure because this income may vary significantly from period to period, which can affect comparability and trend analysis. We generally provide separate projections for expected NOI growth and our lease cancellation income.

The operating results in the following table include the supplemental earnings measures of Beneficial Interest in EBITDA and FFO. Beneficial Interest in EBITDA represents our share of the earnings before interest, income taxes, and depreciation and amortization of our consolidated and unconsolidated businesses. We believe Beneficial Interest in EBITDA provides a useful indicator of operating performance, as it is customary in the real estate and shopping center business to evaluate the performance of properties on a basis unaffected by capital structure.

The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (computed in accordance with Generally Accepted Accounting Principles (GAAP)), excluding gains (or losses) from extraordinary items and sales of properties and impairment write-downs of depreciable real estate, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is a useful supplemental measure of operating performance for REITs. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, we and most industry investors and analysts have considered presentations of operating results that exclude historical cost depreciation to be useful in evaluating the operating performance of REITs. We primarily use FFO in measuring performance and in formulating corporate goals and compensation.

We may also present adjusted versions of NOI, Beneficial Interest in EBITDA, and FFO when used by management to evaluate our operating performance when certain significant items have impacted our results that affect comparability with prior or future periods due to the nature or amounts of these items. In addition to the reasons noted above for each measure, we believe the disclosure of the adjusted items is similarly useful to investors and others to understand management's view on comparability of such measures between periods. In 2012, FFO was adjusted for the charge upon redemption of our Series G and H Preferred Stock, the PRC tax on sale of assets of Taubman TCBL, and the loss on extinguishment of debt related to the refinancing of Millenia. In 2011, FFO was adjusted for the gains on extinguishment of debt related to the disposition of The Pier Shops and Regency Square, acquisition costs related to The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, and Taubman TCBL, and our redemption of the Operating Partnership's Series F Preferred Equity. FFO was not adjusted in 2010.

Our presentations of NOI, Beneficial Interest in EBITDA, FFO, and adjusted versions of these measures, if any, are not necessarily comparable to the similarly titled measures of other REITs due to the fact that not all REITs use the same definitions. These measures should not be considered alternatives to net income or as an indicator of our operating performance. Additionally, these measures do not represent cash flows from operating, investing or financing activities as defined by GAAP. Reconciliations of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations, Net Income to Beneficial Interest in EBITDA, and Net Income to Net Operating Income are presented following "Application of Critical Accounting Policies."

Comparison of 2012 to 2011

The following table sets forth operating results for 2012 and 2011, showing the results of the Consolidated Businesses and Unconsolidated Joint Ventures:

	2012		2011	
	CONSOLIDATED BUSINESSES	UNCONSOLIDATED JOINT VENTURES AT 100%(1)	CONSOLIDATED BUSINESSES	UNCONSOLIDATED JOINT VENTURES AT 100%(1)
	(in millions)			
REVENUES:				
Minimum rents	$ 398.3	$ 161.8	$ 342.6	$ 155.7
Percentage rents	28.0	10.7	20.4	9.0
Expense recoveries	258.3	102.5	229.3	95.9
Management, leasing, and development services	31.8		25.6	
Other	31.6	7.1	27.1	5.8
Total revenues	$ 748.0	$ 282.1	$ 644.9	$ 266.5
EXPENSES:				
Maintenance, taxes, utilities, and promotion	$ 201.6	$ 73.0	$ 179.1	$ 67.9
Other operating	73.2	14.9	67.3	14.4
Management, leasing, and development services	27.4		12.0	
General and administrative	39.7		31.6	
Acquisition costs			5.3	
Interest expense (2)	142.6	68.8	122.3	61.0
Depreciation and amortization (3)	149.5	38.3	132.7	39.3
Total expenses	$ 634.0	$ 195.0	$ 550.2	$ 182.6
Nonoperating income	0.3	—	1.3	0.2
		$ 87.2		$ 84.0
Income from continuing operations before income tax expense and equity in income of Unconsolidated Joint Ventures	$ 114.3		$ 95.9	
Income tax expense	(5.0)		(0.6)	
Equity in income of Unconsolidated Joint Ventures (3)	48.5		46.1	
Income from continuing operations	$ 157.8		$ 141.4	
Discontinued operations(4):				
Gains on extinguishment of debt			174.2	
Other discontinued operations			(28.2)	
Net income	157.8		287.4	
Net income attributable to noncontrolling interests:				
Noncontrolling share of income of consolidated joint ventures	(11.9)		(14.4)	
TRG Series F preferred distributions			0.4	
Noncontrolling share of income of TRG - continuing operations	(39.7)		(36.2)	
Noncontrolling share of income of TRG- discontinued operations			(44.3)	
Distributions to participating securities of TRG	(1.6)		(1.5)	
Preferred stock dividends (5)	(21.1)		(14.6)	
Net income attributable to Taubman Centers, Inc. common shareowners	$ 83.5		$ 176.7	
SUPPLEMENTAL INFORMATION (6):				
EBITDA - 100%	$ 406.4	$ 194.3	$ 528.7	$ 184.3
EBITDA - outside partners' share	(38.3)	(87.2)	(37.7)	(83.6)
Beneficial interest in EBITDA	$ 368.2	$ 107.0	$ 491.0	$ 100.8
Beneficial interest expense (2)	(126.0)	(35.9)	(131.6)	(31.6)
Beneficial income tax expense	(4.9)		(0.6)	
Non-real estate depreciation	(2.7)		(2.6)	
Preferred dividends and distributions (5)	(21.1)		(14.3)	
Funds from Operations contribution	$ 213.5	$ 71.2	$ 341.9	$ 69.2

(1) With the exception of the Supplemental Information, amounts include 100% of the Unconsolidated Joint Ventures. Amounts are net of intercompany transactions. The Unconsolidated Joint Ventures are presented at 100% in order to allow for measurement of their performance as a whole, without regard to our ownership interest. In our consolidated financial statements, we account for investments in the Unconsolidated Joint Ventures under the equity method.

(2) Includes a charge related to the early extinguishment of debt at The Mall of Millenia in October 2012 of $3.2 million, of which TRG's share is $1.6 million.

(3) Amortization of our additional basis in the Operating Partnership included in depreciation and amortization was $4.9 million in both 2012 and 2011. Also, amortization of our additional basis included in equity in income of Unconsolidated Joint Ventures was $1.9 million in both 2012 and 2011.

(4) Includes the operations of The Pier Shops and Regency Square.

(5) See "Results of Operations - Other Equity Transactions" for information regarding the Preferred Stock that was redeemed during 2012.

(6) See "Results of Operations– Use of Non-GAAP Measures" for the definition and discussion of EBITDA and FFO.

(7) Amounts in this table may not add due to rounding.

Consolidated Businesses

Total revenues for the year ended December 31, 2012 were $748.0 million, a $103.1 million or 16.0% increase over 2011. Minimum rents increased by $55.7 million, the majority of which was due to non-comparable centers. Minimum rents also increased due to increases in average rent per square foot and average occupancy. Percentage rents increased primarily due to higher tenant sales. Expense recoveries increased primarily due to non-comparable centers, as well as an increase in fixed CAM revenue. Management, leasing, and development revenue increased primarily due to an increase in revenue related to Taubman Asia, partially offset by a one-time collection in 2011 of past due development fees for services provided in previous years on the Riverstone project in Songdo International Business District, Incheon, South Korea. Other income increased primarily due to an increase in sponsorship revenue and income from City Creek Center.

Total expenses were $634.0 million, an $83.8 million or 15.2% increase from 2011. Maintenance, taxes, utilities, and promotion expense increased due to non-comparable centers. Other operating expense increased primarily due to non-comparable centers and increased payroll expenses, and was partially offset by decreases in development charges. Management, leasing and development expenses increased primarily due to costs incurred by Taubman TCBL. General and administrative expense increased primarily due to increased compensation expense and professional fees. Interest expense increased primarily due to the non-comparable centers and the November 2011 refinancing of the International Plaza loan at a fixed interest rate higher than the previous floating rate, partially offset by the impact of lower borrowings due to the common share issuance. Depreciation expense increased primarily due to non-comparable centers, partially offset by changes in depreciable lives of tenant allowances in connection with early terminations in 2011.

In 2012, non-comparable centers contributed total operating revenues of $56.1 million, and incurred operating expenses, excluding interest, depreciation, and amortization, of $26.4 million. In 2011, non-comparable centers (excluding Regency and the Pier Shops) contributed total operating revenues of $0.9 million, and incurred operating expenses of $0.2 million.

Nonoperating income decreased by $1.0 million in 2012. There were no land sales in 2012, compared to $0.5 million in 2011. Income tax expense increased primarily as a result of the PRC tax on sale of assets of Taubman TCBL.

Unconsolidated Joint Ventures

Total revenues for the year ended December 31, 2012 were $282.1 million, a $15.6 million or 5.9% increase from 2011. Minimum rents increased primarily due to increases in average rent per square foot and average occupancy. Expense recoveries increased due to increased expenses and fixed CAM revenue as a result of higher occupancy, as well as higher property taxes. This was partially offset by a property tax refund received in the prior year.

Total expenses increased by $12.4 million or 6.8%, to $195.0 million for the year ended December 31, 2012. Maintenance, taxes, utilities, and promotion expense increased primarily due to increased property taxes and maintenance costs at certain centers, as well as the property tax refund received in the prior year. Interest expense increased due to the October 2012 refinancing of the Mall at Millenia which included the charge on the early extinguishment of its debt, the August 2012 refinancing of Sunvalley, the June 2012 refinancing of Westfarms, all at higher principal balances, and the July 2011 refinancing of the Fair Oaks loan at a higher rate.

As a result of the foregoing, income of the Unconsolidated Joint Ventures increased by $3.2 million to $87.2 million. Our equity in income of the Unconsolidated Joint Ventures was $48.5 million, a $2.4 million increase from 2011.

Net Income

Income from continuing operations increased by $16.4 million for the year ended December 31, 2012. The income from discontinued operations in 2011 included $174.2 million of gains on extinguishment of debt relating to the Pier Shops and Regency. Net income decreased by $129.6 million to $157.8 million from 2011 due to the 2011 gains on extinguishment of debt. After allocation of income to noncontrolling and preferred interests, the net income attributable to common shareowners for 2012 was $83.5 million compared to $176.7 million in 2011.

FFO and FFO per Share

Our FFO was $284.7 million for 2012 compared to $411.1 million for 2011. FFO per diluted share was $3.21 in 2012 compared to $4.86 in 2011. Adjusted FFO in 2012, which excludes charges upon redemption of the Series G and H Preferred Stock, the PRC tax on sale of assets of Taubman TCBL, and the loss on extinguishment of debt related to the Millenia refinancing was $295.8 million in 2012 compared to $240.0 million for 2011. Adjusted FFO in 2011 excludes acquisition costs, the Series F Preferred Equity redemption and the gains on extinguishment of debt. See "Results of Operations – Use of Non-GAAP Measures" for the definition of FFO and "Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations."

Comparison of 2011 to 2010

The following table sets forth operating results for 2011 and 2010, showing the results of the Consolidated Businesses and Unconsolidated Joint Ventures:

	2011		2010	
	CONSOLIDATED BUSINESSES	UNCONSOLIDATED JOINT VENTURES AT 100%(1)	CONSOLIDATED BUSINESSES	UNCONSOLIDATED JOINT VENTURES AT 100%(1)
	(in millions)			
REVENUES:				
Minimum rents	$ 342.6	$ 155.7	$ 327.6	$ 155.4
Percentage rents	20.4	9.0	13.1	6.6
Expense recoveries	229.3	95.9	225.1	100.6
Management, leasing, and development services	25.6		16.1	
Other	27.1	5.8	44.6	7.8
Total revenues	$ 644.9	$ 266.5	$ 626.4	$ 270.4
EXPENSES:				
Maintenance, taxes, utilities, and promotion	$ 179.1	$ 67.9	$ 177.7	$ 73.2
Other operating	67.3	14.4	57.4	14.4
Management, leasing, and development services	12.0		8.3	
General and administrative	31.6		30.2	
Acquisition Costs	5.3			
Interest expense	122.3	61.0	132.4	63.8
Depreciation and amortization (2)	132.7	39.3	145.3	38.2
Total expenses	$ 550.2	$ 182.6	$ 551.2	$ 189.7
Nonoperating income	1.3	0.2	2.7	—
		$ 84.0		$ 80.7
Income from continuing operations before income tax expense and equity in income of Unconsolidated Joint Ventures	$ 95.9		$ 77.9	
Income tax expense	(0.6)		(0.7)	
Equity in income of Unconsolidated Joint Ventures (2)	46.1		45.4	
Income from continuing operations	$ 141.4		$ 122.6	
Discontinued operations (3):				
Gain on extinguishment of debt	174.2			
Discontinued operations	(28.2)		(20.3)	
Net income (loss)	287.4		102.3	
Net (income) loss attributable to noncontrolling interests:				
Noncontrolling share of income of consolidated joint ventures from continuing operations	(14.4)		(9.8)	
TRG Series F preferred distributions (4)	0.4		(2.5)	
Noncontrolling share of income from continuing operations of TRG	(36.2)		(32.8)	
Noncontrolling share of loss from discontinued operations of TRG	(44.3)		6.6	
Distributions to participating securities of TRG	(1.5)		(1.6)	
Preferred stock dividends	(14.6)		(14.6)	
Net income (loss) attributable to Taubman Centers, Inc. common shareowners	$ 176.7		$ 47.6	
SUPPLEMENTAL INFORMATION (5):				
EBITDA - 100%	$ 528.7	$ 184.3	$ 364.2	$ 182.7
EBITDA - outside partners' share	(37.7)	(83.6)	(41.5)	(82.1)
Beneficial interest in EBITDA	$ 491.0	$ 100.8	$ 322.7	$ 100.7
Beneficial interest expense	(131.6)	(31.6)	(131.5)	(33.1)
Beneficial income tax expense	(0.6)		(0.7)	
Non-real estate depreciation	(2.6)		(3.7)	
Preferred dividends and distributions (4)	(14.3)		(17.1)	
Funds from Operations contribution	$ 341.9	$ 69.2	$ 169.7	$ 67.6

(1) With the exception of the Supplemental Information, amounts include 100% of the Unconsolidated Joint Ventures. Amounts are net of intercompany transactions. The Unconsolidated Joint Ventures are presented at 100% in order to allow for measurement of their performance as a whole, without regard to our ownership interest. In our consolidated financial statements, we account for investments in the Unconsolidated Joint Ventures under the equity method.

(2) Amortization of our additional basis in the Operating Partnership included in depreciation and amortization was $4.9 million in both 2011 and 2010. Also, amortization of our additional basis included in equity in income of Unconsolidated Joint Ventures was $1.9 million in both 2011 and 2010.

(3) Includes the operations of The Pier Shops and Regency Square.

(4) See "Results of Operations - Other Equity Transactions" for information regarding the Preferred Equity that was redeemed during 2011.

(5) See "Results of Operations– Use of Non-GAAP Measures" for the definition and discussion of EBITDA and FFO.

(6) Amounts in this table may not add due to rounding.

Consolidated Businesses

Total revenues for the year ended December 31, 2011 were $644.9 million, an $18.5 million or 3.0% decrease over 2010. Minimum rents increased by $15.0 million primarily due to an increase in rent per square foot due to tenant rollovers and lower rent relief. Percentage rents increased due to higher tenant sales. Expense recoveries increased primarily due to an increase in certain recoverable expenses and an increase in fixed CAM revenue. Management, leasing, and development revenue increased by $9.5 million to $25.6 million due to an incentive fee recognized in 2011 for our leasing progress at IFC Mall, Seoul, South Korea, along with a one-time collection of past due development fees for services provided in previous years on the Riverstone project in Songdo International Business District, Incheon, South Korea. Other income decreased primarily due to lower lease cancellation income.

Total expenses were $550.2 million, a $1.0 million or 0.2% decrease from 2010. Maintenance, taxes, utilities, and promotion expense increased primarily due to increased maintenance costs and marketing and promotion expenses, partially offset by decreased property taxes at certain centers. Other operating expense increased primarily due to increases in pre-development activities including costs related to the outlet joint venture formed in 2010 and costs related to our Asia pipeline. In 2011, we incurred our $22.7 million share of pre-development activities. Management, leasing, and development expense increased due to costs related to City Creek Center, which opened in March 2012, and costs of our services in South Korea. General and administrative expense increased primarily due to increases in travel and compensation expenses. In 2011, we incurred $5.3 million in costs related to the acquisitions of Taubman TCBL and The Mall at Green Hills and The Gardens on El Paseo and El Paseo Village (see "Results of Operations - Acquisitions"). Interest expense decreased primarily due to the change in interest rate on the International Plaza loan to a floating rate during the period the loan was extended. Depreciation expense was high in 2010 primarily due to changes in depreciable lives of tenant allowances in connection with early terminations. Depreciation in 2010 was also impacted by shortened useful lives of certain assets at one center as part of a construction project to build a new theater.

Nonoperating income decreased by $1.4 million in 2011. There were $0.5 million of gains on land sales in 2011, compared to $2.2 million in 2010.

Unconsolidated Joint Ventures

Total revenues for the year ended December 31, 2011 were $266.5 million, a $3.9 million or 1.4% decrease from 2010. Percentage rents increased due to higher tenant sales. Expense recoveries decreased primarily due to lower expenses and adjustments from prior estimated recoveries at certain centers. Other income decreased primarily due to lower lease cancellation income.

Total expenses decreased by $7.1 million or 3.7%, to $182.6 million for the year ended December 31, 2011. Maintenance, taxes, utilities, and promotion expenses decreased primarily due to decreased property taxes and reduced maintenance costs at certain centers. Interest expense decreased primarily due to the change in interest rate on the Fair Oaks loan to a floating rate for the period the loan was extended. Depreciation expense increased primarily due to an increase in depreciation on CAM assets.

As a result of the foregoing, income of the Unconsolidated Joint Ventures increased by $3.3 million million to $84.0 million. Our equity in income of the Unconsolidated Joint Ventures was $46.1 million, a $0.7 million increase from 2010.

Net Income

Income from continuing operations increased by $18.8 million for the year ended December 31, 2011. The income from discontinued operations in 2011 includes $174.2 million of gains on extinguishment of debt. Excluding these gains, the loss on discontinued operations increased by $7.9 million in 2010. Net income increased by $185.1 million to $287.4 million, primarily due to the gains on extinguishment of debt. After allocation of income to noncontrolling and preferred interests, the net income allocable to common shareowners for 2011 was $176.7 million compared to $47.6 million in 2010.

FFO and FFO per Share

Our FFO was $411.1 million for 2011 compared to $237.3 million for 2010. FFO per diluted share was $4.86 in 2011 compared to $2.86 in 2010. Adjusted FFO in 2011, which excludes acquisition costs, the Series F Preferred Equity redemption and the gains on extinguishment of debt, was $240.0 million in 2011 compared to $237.3 million for 2010. See "Results of Operations - Use of Non-GAAP Measures" for the definition of FFO and "Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations."

Application of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and disclosures. Some of these estimates and assumptions require application of difficult, subjective, and/or complex judgment, often about the effect of matters that are inherently uncertain and that may change in subsequent periods. We are required to make such estimates and assumptions when applying the following accounting policies.

Valuation of Shopping Centers

The viability of all projects under construction or development, including those owned by Unconsolidated Joint Ventures, are regularly evaluated under applicable accounting requirements, including requirements relating to abandonment of assets or changes in use. To the extent a project, or individual components of the project, are no longer considered to have value, the related capitalized costs are charged against operations. Additionally, all properties are reviewed for impairment on an individual basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment of a shopping center owned by consolidated entities is recognized when the sum of expected cash flows (undiscounted and without interest charges) is less than the carrying value of the property. Other than temporary impairment of an investment in an Unconsolidated Joint Venture is recognized when the carrying value is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discounted cash flow and other valuation techniques. The expected cash flows of a shopping center are dependent on estimates and other factors subject to change, including (1) changes in the national, regional, and/or local economic climates, (2) competition from other shopping centers, stores, clubs, mailings, and the internet, (3) increases in operating costs, (4) bankruptcy and/or other changes in the condition of third parties, including anchors and tenants, (5) expected holding period, and (6) availability of credit. These factors could cause our expected future cash flows from a shopping center to change, and, as a result, an impairment could be considered to have occurred. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

No impairment charges were recognized in 2012, 2011 or 2010. As of December 31, 2012, the consolidated net book value of our properties was $2.9 billion, representing over 85% of our consolidated assets. We also have varying ownership percentages in the properties of Unconsolidated Joint Ventures with a total combined net book value of $0.7 billion. These amounts include certain development costs that are described in the policy that follows.

Capitalization of Development Costs

In developing shopping centers, we typically obtain land or land options, zoning and regulatory approvals, anchor commitments, and financing arrangements during a process that may take several years and during which we may incur significant costs. We capitalize all development costs once it is considered probable that a project will reach a successful conclusion. Prior to this time, we expense all costs relating to a potential development, including payroll, and include these costs in Funds from Operations (see "Results of Operations – Use of Non-GAAP Measures").

On an ongoing basis, we continue to assess the probability of a project going forward and whether the asset is impaired. In addition, we also assess whether there are sufficient substantive development activities in a given period to support the capitalization of carrying costs, including interest capitalization.

Direct and indirect costs that are clearly related to the acquisition, development, construction, and improvement of properties are capitalized. Compensation costs are allocated based on actual time spent on a project. Costs incurred on real estate for ground leases, property taxes, insurance, and interest costs for qualifying assets are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress.

Many factors in the development of a shopping center are beyond our control, including (1) changes in the national, regional, global, and/or local economic climates, (2) competition from other shopping centers, stores, clubs, mailings, and the Internet, (3) availability and cost of financing, (4) changes in regulations, laws, and zoning, and (5) decisions made by third parties, including anchors. These factors could cause our assessment of the probability of a development project reaching a successful conclusion to change. If a project subsequently was considered less than probable of reaching a successful conclusion, a charge against operations for previously capitalized development costs would occur.

As of December 31, 2012, our beneficial interest in construction work in process was $213.5 million, representing our share of capitalized project costs for our current U.S. and Asia development projects (See "Liquidity and Capital Resources - Capital Spending"). We also had a $46.7 million balance of capitalized development pre-construction costs as of December 31, 2012, which consists primarily of approximately $40 million of land and site improvements relating to our Oyster Bay project. The balance also includes land for future development in Atlanta, Georgia.

Pre-development charges in 2012, 2011, and 2010 were $18.4 million, $22.7 million, and $16.0 million, respectively. Of these amounts, $0.2 million, $3.1 million, and $0.3 million related to projects with land under option in each of the respective periods.

We capitalized payroll costs of $5.9 million in connection with construction and development projects in 2012. Capitalized payroll costs were immaterial for 2011 and 2010.

Valuation of Accounts and Notes Receivable

Rents and expense recoveries from tenants are our principal source of income; they represent approximately 90% of our revenues. In generating this income, we will routinely have accounts receivable due from tenants. The collectibility of tenant receivables is affected by bankruptcies, changes in the economy, and the ability of the tenants to perform under the terms of their lease agreements. While we estimate potentially uncollectible receivables and provide for them through charges against income, actual experience may differ from those estimates. Also, if a tenant were not able to perform under the terms of its lease agreement, receivable balances not previously provided for may be required to be charged against operations. Bad debt expense was less than 1% of total revenues in 2012, while bankruptcy filings affected 0.7% of tenant leases during the year. The annual provision for losses on accounts receivable represents 0.2% of total revenues in 2012 and has ranged from 0.2% to 0.9% over the last five years.

Notes receivable at December 31, 2012 totaled $9.5 million, of which $8.5 million is a short-term note related to the disposition of assets of Taubman TCBL (see "Note 6 – Accounts and Notes Receivable"). Valuation of the recoverability of notes receivable is dependent on management's estimates of the collectibility of contractual principal and interest payments, which are inherently judgmental.

Valuation of Deferred Tax Assets

We currently have deferred tax assets, reflecting the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Our temporary differences primarily relate to deferred compensation, net operating loss carryforwards and depreciation. We reduce our deferred tax assets through valuation allowances to the amount where realization is more likely than not assured, considering all available evidence, including expected future taxable earnings. Expected future taxable earnings require certain significant judgments and estimates, including those relating to our management company's profitability, the timing and amounts of gains on land sales, the profitability of our Asian operations, and other factors affecting the results of operations of our taxable REIT subsidiaries. Changes in any of these factors could cause our estimates of the realization of deferred tax assets to change materially. As of December 31, 2012, we had a net federal, state, and foreign deferred tax asset of $3.7 million, after a valuation allowance of $1.0 million.

Valuations for Acquired Property and Intangibles

Upon acquisition of an investment property, including that of an additional interest in an asset already partially owned (unless it was already consolidated), we make an assessment of the valuation and composition of assets and liabilities acquired. These assessments consider fair values of the respective assets and liabilities and are determined based on estimated future cash flows using appropriate discount and capitalization rates and other commonly accepted valuation techniques. The estimated future cash flows that are used for this analysis reflect the historical operations of the property, known trends and changes expected in current market and economic conditions which would impact the property's operations, and our plans for such property. These estimates of cash flows and valuations are particularly important for the recording of the acquisition at fair value, and allocation of purchase price between land, building and improvements, and other identifiable intangibles. In December 2012, we acquired an additional 25% interest in Waterside Shops. Our share of the difference between the purchase price and the net book value of the additional interest in the Unconsolidated Joint Venture that owns Waterside Shops has been preliminarily allocated to the venture's land, buildings, improvements, and equipment, as well as its mortgage debt. In 2011, we acquired The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village. See "Note 2 - Acquisitions, Dispositions, and Development" for allocations of the purchase price to the identifiable assets acquired and liabilities assumed at the dates of acquisitions.

Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations

	2012			2011			2010		
	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit
Net income attributable to TCO common shareowners	$ 83.5	59,884,455	$ 1.39	$ 176.7	56,899,966	$ 3.11	$ 47.6	54,569,618	$ 0.87
Add impact of share-based compensation	0.7	1,491,989		0.9	1,629,123		0.3	1,133,195	
Net income attributable to TCO common shareowners - diluted	$ 84.2	61,376,444	1.37	$ 177.6	58,529,089	$ 3.03	$ 47.9	55,702,813	$ 0.86
Add depreciation of TCO's additional basis	6.9		0.11	6.9		0.12	6.9		0.12
Net income attributable to TCO common shareowners, excluding step-up depreciation	$ 91.1	61,376,444	$ 1.48	$ 184.5	58,529,089	$ 3.15	$ 54.8	55,702,813	$ 0.98
Add:									
Noncontrolling share of income of TRG - continuing operations	39.7	26,421,801		36.2	25,259,643		32.8	26,301,349	
Noncontrolling share of income (loss) of TRG - discontinued operations				44.3			(6.6)		
Distributions to participating securities	1.6	871,262		1.5	871,262		1.6	871,262	
Net income attributable to partnership unitholders and participating securities	$ 132.4	88,669,507	$ 1.49	$ 266.6	84,659,994	$ 3.15	$ 82.7	82,875,424	$ 1.00
Add (less) depreciation and amortization (1):									
Consolidated businesses at 100% - continuing operations	149.5		1.69	132.7		1.57	145.3		1.75
Consolidated businesses at 100% - discontinued operations				10.3		0.12	8.6		0.10
Depreciation of TCO's additional basis	(6.9)		(0.08)	(6.9)		(0.08)	(6.9)		(0.08)
Noncontrolling partners in consolidated joint ventures	(9.7)		(0.11)	(11.2)		(0.13)	(10.5)		(0.13)
Share of Unconsolidated Joint Ventures	22.7		0.26	23.1		0.27	22.2		0.27
Non-real estate depreciation	(2.7)		(0.03)	(2.6)		(0.03)	(3.7)		(0.04)
Less impact of share-based compensation	(0.7)		(0.01)	(0.9)		(0.01)	(0.3)		—
Funds from Operations	$ 284.7	88,669,507	$ 3.21	$ 411.1	84,659,994	$ 4.86	$ 237.3	82,875,424	$ 2.86
TCO's average ownership percentage of TRG	69.4%			69.3%			67.5%		
Funds from Operations attributable to TCO	$ 197.7		$ 3.21	$ 285.4		$ 4.86	$ 160.1		$ 2.86
Funds from Operations	284.7	88,669,507	$ 3.21	$ 411.1	84,659,994	$ 4.86	$ 237.3	82,875,424	$ 2.86
Series G and H Preferred Stock redemption charges	6.4		0.07						
Early extinguishment of debt on The Mall at Millenia	1.6		0.02						
PRC taxes on sale of Taubman TCBL assets	3.2		0.04						
Acquisition costs				5.3		0.06			
Series F Preferred Equity redemption				(2.2)		(0.03)			
Gains on extinguishment of debt				(174.2)		(2.06)			
Adjusted Funds from Operations	$ 295.8	88,669,507	$ 3.34	$ 240.0	84,659,994	$ 2.84	$ 237.3	82,875,424	$ 2.86
TCO's average ownership percentage of TRG	69.4%			69.3%			67.5%		
Adjusted Funds from Operations attributable to TCO	$ 205.4		$ 3.34	$ 166.9		$ 2.84	$ 160.1		$ 2.86

(1) Depreciation from continuing and discontinued operations includes $21.5 million, $17.6 million, and $14.4 million of mall tenant allowance amortization for the 2012, 2011, and 2010, respectively.
(2) Amounts in this table may not recalculate due to rounding.

Discontinued Operations of The Pier Shops and Regency Square: Reconciliations of Net Operating Income to Net Income (Loss)

	2011	2010		
	(in millions)			
		100%	TRG%	Outside Partner's Share
The Pier Shops [1], [2]:				
NOI	$ (0.8)	$ 4.2	$ 0.9	$ 3.4
Interest expense	(14.2)	(15.0)	(11.6)	(3.4)
Adjusted FFO	$ (15.0)	$ (10.7)	$ (10.7)	$ —
Gain on extinguishment of debt	126.7			
Depreciation and amortization	(7.6)	(6.6)	(6.6)	
Net income (loss)	$ 104.2	$ (17.4)	$ (17.4)	$ —
Regency Square [2]:				
NOI	$ 4.4	$ 4.5		
Interest expense	(7.3)	(5.4)		
Adjusted FFO	$ (2.9)	$ (0.9)		
Gain on extinguishment of debt	47.4			
Depreciation and amortization	(2.7)	(2.0)		
Net income (loss)	$ 41.8	$ (2.9)		

(1) We had a controlling, 77.5% ownership interest in The Pier Shops prior to the foreclosure on the property in November 2011. However, beginning in 2010, we allocated 100% of the losses and negative FFO impact of The Pier Shops' operations to TRG's unitholders in order to maintain the equity balance of The Pier Shops' 22.5% outside partner at zero. Prior to 2011, our presentation of these results included an allocation of 22.5% of The Pier Shops' interest expense and an equal amount of NOI to the outside partner (effectively, a net zero allocation of the net loss and negative FFO impact). In 2011, the presentation was simplified to allocate all components of net income to TRG's unitholders.

(2) Although we had stopped funding cash shortfalls of The Pier Shops and Regency Square, we continued to record the operations of these centers until titles for both properties were transferred to the mortgage lenders and the loan obligations were extinguished in the fourth quarter of 2011 (see "Results of Operations - Dispositions/Discontinued Operations").

(3) Amounts in this table may not add due to rounding.

Reconciliation of Net Income to Beneficial Interest in EBITDA

	2012	2011	2010
	(in millions, except as indicated)		
Net income	$ 157.8	$ 287.4	$ 102.3
Add (less) depreciation and amortization:			
Consolidated businesses at 100% - continuing operations	149.5	132.7	145.3
Consolidated businesses at 100% - discontinued operations		10.3	8.6
Noncontrolling partners in consolidated joint ventures	(9.7)	(11.2)	(10.5)
Share of Unconsolidated Joint Ventures	22.7	23.1	22.2
Add (less) interest expense and income tax expense:			
Interest expense:			
Consolidated businesses at 100% - continuing operations	142.6	122.3	132.4
Consolidated businesses at 100% - discontinued operations		21.4	20.3
Noncontrolling partners in consolidated joint ventures	(16.6)	(12.2)	(21.2)
Share of unconsolidated joint ventures	35.9	31.6	33.1
Share of income tax expense (1)	4.9	0.6	0.7
Less noncontrolling share of income of consolidated joint ventures	(11.9)	(14.4)	(9.8)
Beneficial interest in EBITDA	$ 475.2	$ 591.8	$ 423.4
TCO's average ownership percentage of TRG	69.4%	69.3%	67.5%
Beneficial interest in EBITDA allocable to TCO	$ 329.9	$ 410.5	$ 285.7

(1) Includes $3.2 million of PRC taxes in connection with the sale of assets of the Taubman TCBL business.
(2) Amounts in this table may not add due to rounding.

Reconciliation of Net Income to Net Operating Income

	2012	2011	2010
		(in millions)	
Net income	$ 157.8	$ 287.4	$ 102.3
Add (less) depreciation and amortization:			
Consolidated businesses at 100% - continuing operations	149.5	132.7	145.3
Consolidated businesses at 100% - discontinued operations		10.3	8.6
Noncontrolling partners in consolidated joint ventures	(9.7)	(11.2)	(10.5)
Share of Unconsolidated Joint Ventures	22.7	23.1	22.2
Add (less) interest expense and income tax expense:			
Interest expense:			
Consolidated businesses at 100% - continuing operations	142.6	122.3	132.4
Consolidated businesses at 100% - discontinued operations		21.4	20.3
Noncontrolling partners in consolidated joint ventures	(16.6)	(12.2)	(21.2)
Share of Unconsolidated Joint Ventures	35.9	31.6	33.1
Share of income tax expense [1]	4.9	0.6	0.7
Less noncontrolling share of income of consolidated joint ventures	(11.9)	(14.4)	(9.8)
Add EBITDA attributable to outside partners:			
EBITDA attributable to noncontrolling partners in consolidated joint ventures	38.3	37.7	41.5
EBITDA attributable to outside partners in Unconsolidated Joint Ventures	87.2	83.6	82.1
EBITDA at 100%	$ 600.7	$ 713.0	$ 547.0
Add (less) items excluded from shopping center Net Operating Income:			
General and administrative expenses	39.7	31.6	30.2
Management, leasing, and development services, net	(4.4)	(13.6)	(7.9)
Acquisition costs		5.3	
Gains on extinguishment of debt		(174.2)	
Gains on sales of peripheral land		(0.5)	(2.2)
Interest income	(0.3)	(0.9)	(0.6)
Straight-line of rents	(6.5)	(2.5)	(2.7)
Non-center specific operating expenses and other	31.4	33.0	24.3
Net Operating Income at 100% - all centers	$ 660.5	$ 591.2	$ 588.2
Less - Net Operating Income of non-comparable centers [2]	(29.7)	(4.1)	(8.4)
Net Operating Income at 100% - comparable centers	$ 630.8	$ 587.1	$ 579.8
Lease cancellation income	(4.9)	(3.2)	(23.5)
Net Operating Income at 100% - comparable centers excluding lease cancellation income [3]	$ 625.9	$ 583.9	$ 556.3

(1) Includes $3.2 million of PRC taxes in connection with the sale of assets of the Taubman TCBL business.

(2) Includes City Creek Center, The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village in 2012. Includes The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, The Pier Shops, and Regency Square in 2011. Includes The Pier Shops and Regency in 2010.

(3) See "Results of Operations - Use of Non-GAAP Measures" for a discussion of the use and utility of Net Operating Income excluding lease cancellation income as a performance measure.

(4) Amounts in this table may not add due to rounding.

Liquidity and Capital Resources

Our internally generated funds and distributions from operating centers and other investing activities, augmented by use of our existing revolving lines of credit, provide resources to maintain our current operations and assets and pay dividends. Generally, our need to access the capital markets is limited to refinancing maturing debt obligations and funding major capital investments. From time to time, we also may access the equity markets to raise additional funds or refinance existing obligations on a strategic basis. See "Capital Spending" for more details.

We are financed as of December 31, 2012 with property-specific secured debt and we have three unencumbered center properties (Willow Bend; Stamford Town Center, a 50% owned Unconsolidated Joint Venture property; and City Creek Center). Five loans were refinanced in 2012. For the terms of these new loans, see "Results of Operations – Debt Transactions."

As of December 31, 2012, we had a consolidated cash balance of $32.1 million. We also have secured revolving lines of credit of $650 million and $65 million as of December 31, 2012. After considering current loan balances and outstanding letters of credit, $279 million was available as of December 31, 2012 under these facilities. Thirteen banks participate in our $650 million revolving line of credit and the failure of one bank to fund a draw on our line does not negate the obligation of the other banks to fund their pro-rata shares. In 2013, we expect to refinance our primary revolving line of credit with a $1.1 billion unsecured line. This will provide us with additional financial flexibility to fund our operations and development pipeline. The facility will include an accordion feature that would increase the borrowing capacity to as much as $1.5 billion, if fully exercised. The new line will have a four-year term with a one-year extension option and pricing will be based on total corporate leverage. As of December 31, 2012, our leverage ratio would result in pricing of LIBOR plus 1.50% with a 0.25% facility fee. Under the new agreement, TRG will be the direct borrower, and the line will be guaranteed by the entities that own Dolphin Mall, Fairlane Town Center, Twelve Oaks Mall, and Willow Bend.

In January 2013, a 10-year, $225 million non-recourse refinancing was completed on Great Lakes Crossing Outlets. The payments on the loan, which bears interest at an all-in rate of 3.63%, are based on amortizing principal over 30 years. The loan may be defeased the earlier of three years after the January loan closing or two years from the securitization of the entire loan. The existing $126 million, 5.25% fixed rate loan, which was scheduled to mature in March 2013, was paid off and the excess proceeds of approximately $100 million were used to pay down the revolving lines of credit.

The $108.3 million loan on The Mall At Green Hills matures in December 2013. We expect to pay off the loan using our revolving line of credit to allow for financial flexibility as we continue to explore expansion opportunities at the center.

We plan to obtain financing on City Creek Center later this year. We expect financing proceeds to be in excess of our investment in the center.

Summaries of 2012 Capital, Debt, and Equity Activities and Transactions

In December 2012, we acquired an additional 49.9% in International Plaza, as well as an additional 25% interest in Waterside Shops (See "Results of Operations - Acquisitions").

In November 2012, we sold assets of the Taubman TCBL business. See "Results of Operations - Taubman Asia" for information regarding the sale of assets of Taubman TCBL.

In addition, see "Results of Operations - Other Equity Transactions" for information regarding the redemption of the Series G and H Preferred Stock and the stock offerings of 2,875,000 common shares and $192.5 million of Series J Preferred Stock in August 2012. Also, see "Results of Operations - Debt Transactions" for a summary of debt financings in 2012.

Also see our Consolidated Statement of Cash Flows for additional capital, debt, and equity transactions.

Operating Activities

Our net cash provided by operating activities was $324.3 million in 2012, compared to $270.2 million in 2011 and $264.6 million in 2010. See "Results of Operations" for descriptions of 2012, 2011, and 2010 transactions affecting operating cash flow.

Investing Activities

Net cash provided by investing activities was $126.3 million in 2012, compared to $368.3 million used in 2011 and $44.8 million used in 2010. Additions to properties in 2012 related primarily to the costs of the new centers under development, $75 million paid upon the opening of City Creek Center, tenant improvements at existing centers, and other capital items. Additions to properties in 2011 included the purchase of the space vacated by Saks Fifth Avenue at Cherry Creek, costs of the expansion at Short Hills, anchor replacement costs at Willow Bend, tenant allowances at existing centers, and other capital items. Additions to properties in 2010 related primarily to tenant allowances at existing centers and other capital items. A tabular presentation of 2012 and 2011 capital spending is shown in "Capital Spending."

Restricted cash in 2012 was used to repay the $281.5 million of installment notes that were issued as part of the consideration for the acquired centers in 2011 (See "Results of Operations - Acquisitions"), while additions to restricted cash in 2011 included cash drawn from our revolving line of credit that was used in February 2012 to repay the $281.5 million of installment notes.

In 2012, we received $4.4 million from the disposition of Taubman TCBL assets, with the remainder of the sales price being in the form of a receivable. In 2011, $11.5 million was paid for the acquisition of Taubman TCBL (see "Results of Operations - Taubman Asia"). In 2012, Taubman Asia invested $104.8 million for interests in three projects; Xi'an Saigao City Plaza, Zhengzhou Vancouver Times Square, and Hanam Union Square (see "Capital Spending - New Developments"). In 2011, Taubman Asia invested $20.9 million for an interest in the Hanam Union Square project.

Contributions to Unconsolidated Joint Ventures in 2012 of $5.5 million were related to the refinancings of Millenia and Taubman Land Associates (Sunvalley entity). Contributions to Unconsolidated Joint Ventures in 2010 included $3.6 million to fund our share of the settlement of the Westfarms litigation charges. In 2012, $36.3 million was paid to acquire an additional 25% in Waterside Shops. Distributions in excess of income from Unconsolidated Joint Ventures provided $220.7 million in 2012, compared to $17.6 million in 2011, and $32.8 million in 2010. The 2012 amount included $75 million, $31.7 million, and $110 million of excess proceeds from the Millenia, Sunvalley, and Westfarms refinancings, respectively. The 2011 amount included $11.1 million from the Fair Oaks refinancing, while the amount in 2010 included $21 million of excess proceeds from the Arizona Mills refinancings. Net proceeds from sales of peripheral land were $3.7 million and $3.1 million in 2011 and 2010, respectively. There were no land sales in 2012. During 2010, we issued $2.9 million in notes receivable, and in 2012, 2011, and 2010 received $6.0 million, $1.5 million, and $1.6 million in repayment, respectively.

Financing Activities

Net cash used in financing activities was $442.7 million in 2012 compared to $102.9 million provided in 2011 and $216.7 million used in 2010. Proceeds from the issuance of debt, net of payments and issuance costs, were $89.6 million in 2012 compared to $193.8 million in 2011. Proceeds in 2011 included the cash drawn on our revolving lines of credit to cash collateralize the installment notes issued in connection with the acquisitions of centers in 2011. These installment notes were repaid in February 2012 (see "Results of Operations - Acquisitions"). Payments of debt and issuance costs, net of proceeds from the issuance of debt, were $33.3 million in 2010.

In 2012 and 2011, $208.9 million and $112.0 million, respectively, were received from issuing new shares of common stock, net of offering costs. In addition, $6.5 million was paid in connection with incentive plans in 2012 compared to $2.6 million and $2.5 million in 2011 and 2010, respectively. In 2012, we used the $186.2 million of net proceeds from the issuance of Series J Preferred Stock to redeem the $187.0 million Series G and Series H Preferred Stock. In 2011, the Operating Partnership's Series F Preferred Equity was redeemed for $27.0 million (see "Note 14 – Common and Preferred Stock and Equity of TRG"). Borrowings of $275 million from our revolving line of credit were used to acquire the noncontrolling interest in International Plaza. Total dividends and distributions paid were $195.1 million, $210.6 million, and $185.6 million in 2012, 2011, and 2010, respectively.

Common dividends paid in 2010 included the special dividend paid in December 2010. Contributions from noncontrolling interests were $4.8 million in 2012 compared to $32.2 million in 2011, which included contributions to fund the paydown required with the International Plaza loan extension and the purchase of the space vacated by Saks Fifth Avenue at Cherry Creek.

Beneficial Interest in Debt

At December 31, 2012, the Operating Partnership's debt and its beneficial interest in the debt of its Consolidated Businesses and Unconsolidated Joint Ventures totaled $3,626.9 million, with an average interest rate of 4.67% excluding amortization of debt issuance costs and interest rate hedging costs. These costs are reported as interest expense in the results of operations. Interest expense includes non-cash amortization of premiums relating to acquisitions. On an annualized basis, this amortization of acquisition premiums is equal to 0.12% of the average all-in rate. Beneficial interest in debt includes debt used to fund development and expansion costs. Beneficial interest in construction work in progress totaled $267.9 million as of December 31, 2012, which includes $213.1 million of assets on which interest is being capitalized. The following table presents information about our beneficial interest in debt as of December 31, 2012:

	Amount	Interest Rate Including Spread
	(in millions)	
Fixed rate debt	$ 2,933.1	5.09% (1)
Floating rate debt:		
Swapped through April 2018	137.5	4.10%
Swapped through August 2020	124.0	4.99%
	261.5	4.52% (1)
Floating month to month	432.3	1.93% (1)
Total floating rate debt	$ 693.8	2.91% (1)
Total beneficial interest in debt	$ 3,626.9	4.67% (1)
Amortization of financing costs (2)		0.16%
Average all-in rate		4.84%

(1) Represents weighted average interest rate before amortization of financing costs.
(2) Financing costs include debt issuance costs and costs related to interest rate agreements of certain fixed rate debt.
(3) Amounts in table may not add due to rounding.

Sensitivity Analysis

We have exposure to interest rate risk on our debt obligations and interest rate instruments. We use derivative instruments primarily to manage exposure to interest rate risks inherent in variable rate debt and refinancings. We routinely use cap, swap, and treasury lock agreements to meet these objectives. Based on the Operating Partnership's beneficial interest in floating rate debt in effect at December 31, 2012, a one percent increase on this floating rate debt would decrease cash flows by approximately $4.3 million, and due to the effect of capitalized interest, decrease annual earnings by approximately $4 million. A one percent decrease in interest rates (or to zero percent for LIBOR rates that are below one percent) would increase cash flows by approximately $0.9 million and due to the effect of capitalized interest, increase annual earnings by approximately $0.8 million. Based on our consolidated debt and interest rates in effect at December 31, 2012, a one percent increase in interest rates would decrease the fair value of debt by approximately $73.9 million, while a one percent decrease in interest rates would increase the fair value of debt by approximately $77.6 million.

Contractual Obligations

In conducting our business, we enter into various contractual obligations, including those for debt, operating leases for land and office space, purchase obligations (primarily for construction), and other long-term commitments. Detail of these obligations as of December 31, 2012 for our consolidated businesses, including expected settlement periods, is contained below:

	Payments due by period				
	Total	Less than 1 year (2013)	1-3 years (2014-2015)	3-5 years (2016-2017)	More than 5 years (2018+)
			(in millions)		
Debt [1]	$ 2,946.0	$ 243.8	$ 1,602.1	$ 593.7	$ 506.4
Interest payments [1]	504.3	142.4	211.1	64.7	86.2
Operating leases	437.3	13.4	19.7	14.0	390.2
Purchase obligations:					
Planned capital spending [2]	502.2	210.8	291.4		
Other purchase obligations [3]	11.6	3.9	5.5	1.8	0.4
Other long-term liabilities and commitments [4]	62.7	2.6	3.0	3.4	53.7
Total	$ 4,464.0	$ 616.9	$ 2,132.7	$ 677.5	$ 1,036.9

(1) The settlement periods for debt do not consider extension options. Amounts relating to interest on floating rate debt are calculated based on the debt balances and interest rates as of December 31, 2012. Debt excludes $6.1 million in unamortized debt premiums related to the acquisitions of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village.

(2) This disclosure includes planned capital spending related to our consolidated businesses only. We have investments in Unconsolidated Joint Ventures through which material construction activities will be occurring. Refer to "Capital Spending - New Developments" for discussion of those projects.

(3) Excludes purchase agreements with cancellation provisions of 90 days or less.

(4) Other long-term liabilities consist of various accrued liabilities, most significantly assessment bond obligations and long-term incentive compensation, as well as energy contracts at certain centers.

(5) Amounts in this table may not add due to rounding.

Loan Commitments and Guarantees

Certain loan agreements contain various restrictive covenants, including a minimum net worth requirement, a maximum payout ratio on distributions, a minimum debt yield ratio, a minimum fixed charges coverage ratio, minimum interest coverage ratios, and a maximum leverage ratio, the latter being the most restrictive. We are in compliance with all of our covenants and loan obligations as of December 31, 2012. The maximum payout ratio on distributions covenant limits the payment of distributions generally to 95% of funds from operations, as defined in the loan agreements, except as required to maintain our tax status, pay preferred distributions, and for distributions related to the sale of certain assets. See "Note 8 – Notes Payable – Debt Covenants and Guarantees" to our consolidated financial statements for more details on loan guarantees.

Cash Tender Agreement

A. Alfred Taubman has the annual right to tender units of partnership interest in the Operating Partnership and cause us to purchase the tendered interests at a purchase price based on a market valuation of TCO on the trading date immediately preceding the date of the tender. See "Note 15 – Commitments and Contingencies – Cash Tender" to our consolidated financial statements for more details.

Capital Spending

Acquisitions of Additional Interests

In December 2012, we acquired an additional 49.9% interest in International Plaza, located in Tampa, Florida, which brought our ownership in the shopping center to 100%. Also in December 2012, we acquired an additional 25% interest in Waterside Shops, which brought our ownership in the shopping center to 50% (see "Results of Operations - Acquisitions").

New Developments

City Creek Center, a mixed-use project in Salt Lake City, Utah, opened in March 2012. At opening, we paid $75 million to CCRI and the $25 million letter of credit that was previously issued to CCRI to secure the payment was cancelled (see "Results of Operations - Development").

Our United States development currently includes three projects that have begun construction: Taubman Prestige Outlets Chesterfield, The Mall at University Town Center, and The Mall of San Juan. We have also made initial investments in two projects in Asia: Xi'an Saigao City Plaza and Hanam Union Square. In addition, in February 2013, we announced Zhengzhou Vancouver Times Square, a second project in China. Internally generated funds, excess proceeds from refinancings of maturing debt obligations, and borrowings under our revolving lines of credit would be sufficient to finance these projects, but we also expect construction loan financing to be available.

Taubman Prestige Outlets Chesterfield, our project in the St. Louis market, is under construction. We have a 90% ownership interest in the project and expect to open the 0.3 million square foot open-air outlet shopping center in August 2013. We will be responsible for management, leasing, and development of the center. Due to competitive pressures in the market, the return is uncertain. Total project costs are expected to be approximately $130 million for the first phase.

In Sarasota, The Mall at University Town Center is under construction and we are funding our 50% share of the project. We will be responsible for management, leasing, and development of the center. The 0.9 million square foot center will be anchored by Saks Fifth Avenue, Macy's, and Dillard's, and is expected to open in October 2014. We expect an 8% to 8.5% unlevered return on our share of the approximately $315 million total project cost.

The Mall of San Juan is under construction in San Juan, Puerto Rico. The 0.7 million square foot center will be anchored by the Caribbean's first Nordstrom and Saks Fifth Avenue. We now expect a spring 2015 opening. We will be responsible for management, leasing, and development of the center. The casino and hotel being developed by the landowner will connect to and are expected to open with the center. We are expecting an 8% to 8.5% unlevered return on our 80% share of the approximately $405 million total project cost.

In 2012, we entered into a joint-venture with Beijing Wangfujing Department Store (Group) Co., Ltd (Wangfujing), one of China's largest department store chains. The joint venture will own a 60% controlling interest in and manage a shopping center to be located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. It is scheduled to open in 2015 and is part of a 5.9 million square foot mixed-use project. We are investing in the retail portion only, which will be over 1.0 million square feet with over half of that in mall specialty stores. We have invested $49.2 million for an interest in the project as of December 31, 2012. Our total anticipated investment will be approximately $115 million for a 30% equity interest. We are expecting a 6% to 6.5% unlevered return at stabilization. Sales growth rates are expected to be in excess of 10%.

In 2013, we announced a second joint venture with Wangfujing that will own a majority interest in and manage a shopping center to be located in Zhengzhou, China. Currently under construction, the approximately 1.0 million square feet shopping mall, Zhengzhou Vancouver Times Square, is scheduled to open in 2015. Our total anticipated investment will be somewhat over $100 million for a 32% equity interest. We are expecting a 6% to 6.5% unlevered return at stabilization.

Combined with shorter lease terms than the U.S., returns on our investments in China are expected to equal those earned in the U.S. by the seventh or eighth year

We have invested in a 1.7 million square foot shopping mall project in Hanam, Gyeonggi Province, South Korea (Hanam Union Square) in which Taubman Asia has partnered with Shinsegae Group (Shinsegae), South Korea's largest retailer. The center is scheduled to open in 2016. As of December 31, 2012, we have invested $78.8 million for an interest in the project. Our total anticipated investment including capitalized interest will be about $330 million for a 30% equity interest in the retail portion of the project. We are considering bringing in a financial partner for as much as 50% of our share. We are expecting a 7% to 7.5% unlevered return at stabilization.

2012 and 2011 Capital Spending

Capital spending for routine maintenance of the shopping centers is generally recovered from tenants. Capital spending during 2012, excluding acquisitions, is summarized in the following table:

	2012 (1)			
	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	(in millions)			
New development projects - U.S. (2)	$ 168.7	$ 154.3	$ 5.9	$ 5.9
New development projects - Asia (3)			107.4	107.4
Existing Centers:				
Projects with incremental GLA or anchor replacement	3.4	3.4		
Projects with no incremental GLA and other	5.8	5.0	2.6	1.3
Mall tenant allowances	23.6	22.6	8.7	4.3
Asset replacement costs reimbursable by tenants	29.7	25.5	17.9	10.0
Corporate office improvements, technology, equipment, and other	2.2	2.2		
Total	$ 233.3	$ 213.1	$ 142.5	$ 129.0

(1) Costs are net of intercompany profits and are computed on an accrual basis.
(2) Includes the $75 million paid at opening of City Creek Center and costs related to The Mall of San Juan, Taubman Prestige Outlets Chesterfield, and The Mall at University Town Center.
(3) Includes costs related to the retail component of Xi'an Saigao City Plaza, Hanam Union Square, and Zhengzhou Vancouver Times Square. Asia spending is included at our beneficial interest in both the Unconsolidated Joint Ventures and Beneficial Interest in Unconsolidated Joint Ventures columns.
(4) Amounts in this table may not add due to rounding.

The following table presents a reconciliation of the Consolidated Businesses' capital spending shown above (on an accrual basis) to additions to properties (on a cash basis) as presented in our Consolidated Statement of Cash Flows for the year ended December 31, 2012:

	(in millions)
Consolidated Businesses' capital spending	$ 233.3
Differences between cash and accrual basis and other	14.3
Additions to properties	$ 247.6

Capital spending during 2011, excluding acquisitions, is summarized in the following table:

	2011 (1)			
	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	(in millions)			
Existing Centers:				
Projects with incremental GLA or anchor replacement (2)	$ 24.3	$ 19.3		
Projects with no incremental GLA and other	6.8	5.8	$ 3.3	$ 1.7
Mall tenant allowances (3)	31.9	29.8	11.5	6.6
Asset replacement costs reimbursable by tenants	11.6	10.3	7.1	4.1
Corporate office improvements, technology, equipment, and other	1.3	1.3		
Total	$ 76.0	$ 66.5	$ 21.9	$ 12.4

(1) Costs are net of intercompany profits and are computed on an accrual basis.
(2) Includes costs to acquire the building that was vacated by Saks Fifth Avenue at Cherry Creek in March 2011, costs of the expansion of Short Hills, and anchor replacement costs at Willow Bend.
(3) Excludes initial lease-up costs.
(4) Amounts in this table may not add due to rounding.

Our share of mall tenant allowances per square foot leased, committed under contracts during the year, excluding new developments and expansion space, was $16.62 in 2012 and $23.80 in 2011. In the past five years, average tenant allowances per square foot have ranged from a low of $16.62 in 2012 and a high of $37.56 in 2010. Average tenant allowances per square foot can vary significantly from year to year due to the type, size, and location of tenants signed. Our share of capitalized leasing and tenant coordination costs excluding new developments was $7.4 million and $7.8 million in 2012 and 2011, respectively, or $4.56 and $6.03, in 2012 and 2011, respectively, per square foot leased.

Planned Capital Spending

The following table summarizes planned capital spending for 2013:

	2013 [1]			
	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	(in millions)			
New development projects - U.S. [2]	$ 157.9	$ 150.5	$ 167.3	$ 83.6
New development projects - Asia [3]			57.7	57.7
Existing Centers:				
Projects with no incremental GLA and other	6.3	5.0	0.1	0.1
Mall tenant allowances	16.4	15.4	5.2	2.9
Asset replacement costs reimbursable by tenants	25.2	18.0	24.7	13.2
Corporate office improvements, technology, equipment, and other	4.9	4.9		
Total	$ 210.8	$ 193.7	$ 255.0	$ 157.5

(1) Costs are net of intercompany profits and are computed on an accrual basis.

(2) Includes costs related to The Mall at San Juan, Taubman Prestige Outlets Chesterfield, and The Mall at University Town Center.

(3) Includes costs related to the retail component of Xi'an Saigao City Plaza, Hanam Union Square, and Zhengzhou Vancouver Times Square. Asia spending is included at our beneficial interest in both the Unconsolidated Joint Ventures and Beneficial Interest in Unconsolidated Joint Ventures columns.

(4) Amounts in this table may not add due to rounding.

We anticipate that our share of costs incurred for new center development projects included in the table above will be $390 million, $260 million, and $60 million in 2014, 2015 and 2016, respectively.

Disclosures regarding planned capital spending, including estimates regarding timing of openings, capital expenditures, occupancy, and returns on new developments are forward-looking statements and certain significant factors could cause the actual results to differ materially, including but not limited to (1) actual results of negotiations with anchors, tenants, and contractors, (2) timing and outcome of litigation and entitlement processes, (3) changes in the scope, number, and valuation of projects, (4) cost overruns, (5) timing of expenditures, (6) availability of and cost of financing and other financing considerations, (7) actual time to start construction and complete projects, (8) changes in economic climate, (9) competition from others attracting tenants and customers, (10) increases in operating costs, (11) timing of tenant openings, (12) early lease terminations and bankruptcies and (13) fluctuations in foreign currency exchange rates. In addition, estimates of capital spending will change as new projects are approved by our board of directors.

Dividends

We pay regular quarterly dividends to our common and preferred shareowners. Dividends to our common shareowners are at the discretion of the Board of Directors and depend on the cash available to us, our financial condition, capital and other requirements, and such other factors as the Board of Directors deems relevant. To qualify as a REIT, we must distribute at least 90% of our REIT taxable income prior to net capital gains to our shareowners, as well as meet certain other requirements. We must pay these distributions in the taxable year the income is recognized, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareowners of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareowners on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid. Preferred dividends accrue regardless of whether earnings, cash availability, or contractual obligations were to prohibit the current payment of dividends.

The annual determination of our common dividends is based on anticipated Funds from Operations available after preferred dividends and our REIT taxable income, as well as assessments of annual capital spending, financing considerations, and other appropriate factors.

Any inability of the Operating Partnership or its Joint Ventures to secure financing as required to fund maturing debts, capital expenditures, and changes in working capital, including development activities and expansions, may require the utilization of cash to satisfy such obligations, thereby possibly reducing distributions to partners of the Operating Partnership and funds available to us for the payment of dividends.

On November 30, 2012, we declared a quarterly dividend of $0.4625 per common share and $0.40625 per share on our Series J Preferred Stock, both of which were paid on December 31, 2012 to shareowners of record on December 17, 2012.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this Item is included in this report at Item 7 under the caption "Liquidity and Capital Resources."

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements of Taubman Centers, Inc. and the Reports of Independent Registered Public Accounting Firm thereon are filed pursuant to this Item 8 and are included in this report at Item 15.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods prescribed by the SEC, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting accompanies the Company's financial statements included in Item 15 of this annual report.

Report of the Independent Registered Public Accounting Firm

The report issued by the Company's independent registered public accounting firm, KPMG LLP, accompanies the Company's financial statements included in Item 15 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the Company's fourth quarter 2012 evaluation of such internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION.

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by this item is hereby incorporated by reference to the material appearing in the 2013 Proxy Statement under the captions "Proposal 1 – Election of Directors," "Board Matters – Committees of the Board," "Board Matters – Corporate Governance," "Executive Officers," and "Additional Information – Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11. EXECUTIVE COMPENSATION.

The information required by this item is hereby incorporated by reference to the material appearing in the 2013 Proxy Statement under the captions "Board Matters – Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Named Executive Officer Compensation Tables."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding the Company's current and prior equity compensation plans as of December 31, 2012:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
The Taubman Company 2008 Omnibus Long-Term Incentive Plan: (1)			2,084,572 (1)
Options	40,000	$ 24.74	
Performance Share Units (2)	886,866	(3)	
Restricted Share Units	322,305	(3)	
1992 Incentive Option Plan (4)	649,802	43.60	
	1,898,973		2,084,572
Equity compensation plan not approved by security holders -			
Non-Employee Directors' Deferred Compensation Plan (5)	79,877	(6)	(7)
	1,978,850	$ 42.50	2,084,572

(1) Under The Taubman Company 2008 Omnibus Long-Term Incentive Plan (as amended), directors, officers, employees, and other service providers of the Company may receive restricted shares, restricted share units, restricted units of limited partnership in TRG ("TRG Units"), restricted TRG Units, options to purchase common stock or TRG Units, share appreciation rights, unrestricted shares of common stock or TRG Units, and other awards to acquire up to an aggregate of 8,500,000 shares of common stock or TRG Units. No further awards will be made under the 1992 Incentive Option Plan.

(2) Amount represents 164,094 and 98,646 performance share units (PSU) at their maximum payout ratio of 300% and 400%, respectively. This amount may overstate dilution to the extent actual performance is different than such assumption. The actual number of PSU that may ultimately vest will range from 0-300% and 0-400% based on the Company's market performance relative to that of a peer group.

(3) Excludes restricted stock units and performance share units issued under the Omnibus Plan because they are converted into common stock on a one-for-one basis at no additional cost.

(4) Under the 1992 Incentive Option Plan, employees received TRG Units upon the exercise of their vested options, and each TRG Unit generally will be converted into one share of common stock under the Continuing Offer. Excludes 871,262 deferred units, the receipt of which were deferred by Robert S. Taubman at the time he exercised options in 2002; the options were initially granted under TRG's 1992 Incentive Option Plan (See "Note 13 – Share Based Compensation and Other Employee Plans" to our consolidated financial statements included at Item 15 (a) (1)).

(5) The Deferred Compensation Plan, which was approved by the Board in May 2005, gives each non-employee director of the Company the right to defer the receipt of all or a portion of his or her annual director retainer until the termination of such director's service on the Board and for such deferred compensation to be denominated in restricted stock units. The number of restricted stock units received equals the deferred retainer fee divided by the fair market value of the common stock on the business day immediately before the date the director would otherwise have been entitled to receive the retainer fee. The restricted stock units represent the right to receive equivalent shares of common stock at the end of the deferral period. During the deferral period, when the Company pays cash dividends on the common stock, the directors' deferral accounts are credited with dividend equivalents on their deferred restricted stock units, payable in additional restricted stock units based on the then-fair market value of the common stock. Each Director's account is 100% vested at all times.

(6) The restricted stock units are excluded because they are converted into common stock on a one-for-one basis at no additional cost.

(7) The number of securities available for future issuance is unlimited and will reflect whether non-employee directors elect to defer all or a portion of their annual retainers.

Additional information required by this item is hereby incorporated by reference to the information appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management – Ownership Table."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is hereby incorporated by reference to the information appearing in the 2013 Proxy Statement under the caption "Related Person Transactions," and "Proposal 1 – Election of Directors – Director Independence."

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is hereby incorporated by reference to the material appearing in the 2013 Proxy Statement under the caption "Audit Committee Disclosure."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

15(a)(1) The following financial statements of Taubman Centers, Inc. and the Reports of Independent Registered Public Accounting Firm thereon are filed with this report:

TAUBMAN CENTERS, INC.	Page
Management's Annual Report on Internal Control Over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheet as of December 31, 2012 and 2011	F-5
Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2012, 2011, and 2010	F-6
Consolidated Statement of Changes in Equity for the years ended December 31, 2012, 2011, and 2010	F-7
Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011, and 2010	F-8
Notes to Consolidated Financial Statements	F-9

15(a)(2) The following is a list of the financial statement schedules required by Item 15(d):

TAUBMAN CENTERS, INC.	
Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011, and 2010	F-48
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2012	F-49

15(a)(3)

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	Period Ending	Exhibit	Filing Date	Filed Herewith
3.1	Restated By-Laws of Taubman Centers, Inc.	8-K		3.1	December 16, 2009	
3.2	Amended and Restated Articles of Incorporation of Taubman Centers, Inc.	8-K		3.1	August 14, 2012	
4.1	Loan Agreement dated as of January 15, 2004 among La Cienega Associates, as Borrower, Column Financial, Inc., as Lender.	10-Q	March 31, 2004	4		
4.2	Assignment of Leases and Rents, La Cienega Associates, Assignor, and Column Financial, Inc., Assignee, dated as of January 15, 2004.	10-Q	March 31, 2004	4		
4.3	Leasehold Deed of Trust, with Assignment of Leases and Rents, Fixture Filing, and Security Agreement, dated as of January 15, 2004, from La Cienega Associates, Borrower, to Commonwealth Land Title Company, Trustee, for the benefit of Column Financial, Inc., Lender.	10-Q	March 31, 2004	4		
4.4	Amended and Restated Promissory Note A-1, dated December 14, 2005, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.1	December 16, 2005	
4.5	Amended and Restated Promissory Note A-2, dated December 14, 2005, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.2	December 16, 2005	
4.6	Amended and Restated Promissory Note A-3, dated December 14, 2005, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.3	December 16, 2005	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
4.7	Amended and Restated Mortgage, Security Agreement and Fixture Filings, dated December 14, 2005 by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.4	December 16, 2005	
4.8	Amended and Restated Assignment of Leases, dated December 14, 2005, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.5	December 16, 2005	
4.9	Third Amended and Restated Secured Revolving Credit Agreement, dated as of November 1, 2007, by and among Dolphin Mall Associates Limited Partnership, Fairlane Town Center LLC and Twelve Oaks Mall, LLC, as Borrowers, Eurohypo AG, New York Branch, as Administrative Agent and Lead Arranger, and the various lenders and agents on the signature pages thereto.	10-Q	September 30, 2011	4.1		
4.9.1	First Amendment to Third Amended and Restated Secured Revolving Credit Agreement	10-Q	March 31, 2012	4		
4.9.2	Substitution of Agent and Second Amendment to Third Amended and Restated Secured Revolving Credit Agreement.	10-Q	June 30, 2012	4.1		
4.9.3	Form of Substitution of Agent and Confirmatory Assignment of Mortgage	10-Q	June 30, 2012	4.2		
4.10	Fourth Amended and Restated Mortgage, Assignment of Leases and Rents and Security Agreement, dated as of July 29, 2011, by and between Dolphin Mall Associates LLC and Eurohypo AG, New York Branch, as Administrative Agent.	10-Q	September 30, 2011	4.2		
4.11	Third Amended and Restated Mortgage, dated as of July 29, 2011, by and between Fairlane Town Center LLC and Eurohypo AG, New York Branch, as Administrative Agent.	10-Q	September 30, 2011	4.3		
4.12	Third Amended and Restated Mortgage, dated as of July 29, 2011, by and between Twelve Oaks Mall, LLC and Eurohypo AG, New York Branch, as Administrative Agent.	10-Q	September 30, 2011	4.4		
4.13	Guaranty of Payment, dated as of July 29, 2011, by and among The Taubman Realty Group Limited Partnership, Dolphin Mall Associates LLC, Fairlane Town Center LLC and Twelve Oaks Mall, LLC.	10-Q	September 30, 2011	4.5		
4.14	Amended and Restated Mortgage, Security Agreement and Fixture Filing, dated as of November 4, 2011, by Tampa Westshore Associates Limited Partnership, in favor of Metropolitan Life Insurance Company.	8-K		4.1	November 9, 2011	
4.14.1	Assignment of Leases, dated as of November 4, 2011, by Tampa Westshore Associates Limited Partnership (Assignor), a Delaware limited partnership, in favor of Metropolitan Life Insurance Company.	8-K		4.2	November 9, 2011	
4.14.2	Guaranty Agreement, dated as of November 4, 2011, by The Taubman Realty Group Limited Partnership, in favor of Metropolitan Life Insurance Company.	8-K		4.3	November 9, 2011	
4.15	Form of certificate evidencing 6.500% Series J Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share.	8-A12B		4.1	August 13, 2012	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Period Ending	Exhibit	Filing Date	Filed Herewith
*10.1	**The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997.**	**10-K**	**December 31, 1997**	**10(b)**		
*10.1.1	First Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2001	10(b)		
*10.1.2	**Second Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.**	**10-K**	**December 31, 2004**	**10(c)**		
*10.1.3	Third Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2004	10(d)		
*10.1.4	**Fourth Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.**	**10-Q**	**March 31, 2007**	**10(a)**		
*10.1.5	The Form of The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan Option Agreement.	10-K	December 31, 2004	10(e)		
10.2	**Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager.**	**10-K**	**December 31, 1992**	**10(f)**		
10.2.1	First Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated September 30, 1998.	10-K	December 31, 2008	10(au)		
10.2.2	**Second Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated December 23, 2008.**	**10-K**	**December 31, 2008**	**10(an)**		
10.3	Amended and Restated Cash Tender Agreement among Taubman Centers, Inc., The Taubman Realty Group Limited Partnership, and A. Alfred Taubman, A. Alfred Taubman, acting not individually but as Trustee of the A. Alfred Taubman Restated Revocable Trust, and TRA Partners.	10-Q	June 30, 2000	10(a)		
*10.4	**Supplemental Retirement Savings Plan.**	**10-K**	**December 31, 1994**	**10(i)**		
*10.4.1	First Amendment to The Taubman Company Supplemental Retirement Savings Plan, dated December 12, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(aq)		
*10.5	**Employment Agreement between The Taubman Company Limited Partnership and Lisa A. Payne.**	**10-Q**	**March 31, 1997**	**10**		
*10.5.1	Amendment to Employment Agreement, dated December 22, 2008, for Lisa A. Payne (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(at)		
*10.6	**Amended and Restated Change of Control Employment Agreement, dated December 18, 2008, by and among the Company, Taubman Realty Group Limited Partnership, and Lisa A. Payne (revised for Code Section 409A compliance).**	**10-K**	**December 31, 2008**	**10(o)**		
*10.6.1	Form of Amended and Restated Change of Control Employment Agreement, dated December 18, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(p)		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
*10.6.2	Amendment to The Taubman Centers, Inc. Change of Control Severance Program, dated December 12, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ar)		
10.7	Second Amended and Restated Continuing Offer, dated as of May 16, 2000.	10-Q	June 30, 2000	10(b)		
10.8	The Third Amendment and Restatement of Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership dated December 12, 2012.	S-3		10.3	December 27, 2012	
*10.9	The Taubman Realty Group Limited Partnership and The Taubman Company LLC Election and Option Deferral Agreement, as Amended and Restated Effective as of January 27, 2011	10-Q	March 31, 2011	10(b)		
10.10	Operating Agreement of Taubman Land Associates, a Delaware Limited Liability Company, dated October 20, 2006.	10-K	December 31, 2006	10(ab)		
10.11	Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.	10-Q/A	June 30, 2002	10(a)		
10.11.1	First Amendment to Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.					X
*10.12	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2011.	10-Q	March 31, 2011	10(a)		
*10.12.1	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2013.					X
*10.13	The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	8-K		10	May 18, 2005	
*10.13.1	The Form of The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	8-K		10	May 18, 2005	
*10.13.2	First Amendment to the Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	10-Q	June 30, 2008	10(c)		
*10.13.3	Form of Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan Amendment Agreement (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ap)		
*10.14	Third Amended and Restated Limited Liability Company Agreement of Taubman Properties Asia LLC, a Delaware Limited Liability Company.					X
*10.15	The Taubman Company 2008 Omnibus Long-Term Incentive Plan, as amended and restated as of May 21, 2010.	DEF 14		A	March 31, 2010	
*10.15.1	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted Share Unit Award Agreement.	8-K		10(a)	March 10, 2009	
*10.15.2	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Option Award Agreement.	8-K		10(b)	March 10, 2009	
*10.15.3	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted and Performance Share Unit Award Agreement.	8-K		10(c)	March 10, 2009	
*10.15.4	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Performance Share Unit Award Agreement (Five-Year Vesting)	10-Q	March 31, 2012	10		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
*10.16	The Form of Fair Competition Agreement, by and between the Company and various officers of the Company.	10-Q	September 30, 2009	10(a)		
10.17	Acquisition Agreement between Davis Street Land Company of Tennessee, L.L.C., as Trustee of The Green Hills Mall Trust, Davis Street Land Company of Tennessee II, L.L.C., as Trustee of GH II Trust, Gardens SPE II, LLC, and El Paseo Land Company, L.L.C and The Taubman Realty Group Limited Partnership dated September 30, 2011.	10-Q	September 30, 2011	4.6		
10.17.1	First Amendment to the Acquisition Agreement between Davis Street Land Company of Tennessee, L.L.C., as Trustee of The Green Hills Mall Trust, Davis Street Land Company of Tennessee II, L.L.C., as Trustee of GH II Trust, Gardens SPE II, LLC, and El Paseo Land Company, L.L.C and The Taubman Realty Group Limited Partnership, dated December 21, 2011	10-K	December 31, 2011	10.17.1		
*10.18	Separation Agreement and Release, dated July 2, 2012, for David Weinert	10-Q	September 30, 2012	10		
10.19	Partnership Interest Purchase Agreement dated as of December 17, 2012 between CSAT, L.P., and Woodland Shopping Center Limited Partnership	8-K		10	December 20, 2012	
*10.20	Employment Agreement between Taubman Asia Management Limited and Rene Tremblay.					X
12	Statement Re: Computation of Taubman Centers, Inc. Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.					X
21	Subsidiaries of Taubman Centers, Inc.					X
23	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
99.1	Debt Maturity Schedule.					X
99.2	Real Estate and Accumulated Depreciation Schedule of the Unconsolidated Joint Ventures of The Taubman Realty Group Limited Partnership.					X
101.INS	XBRL Instance Document**					X
101.SCH	XBRL Taxonomy Extension Schema Document**					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**					X
*	A management contract or compensatory plan or arrangement required to be filed.					
**	Pursuant to Regulation S-T, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.					

15(b) The list of exhibits filed with this report is set forth in response to Item 15(a)(3). The required exhibit index has been filed with the exhibits.

15(c) The financial statement schedules of the Company listed at Item 15(a)(2) are filed pursuant to this Item 15(c).

Note: The Company has not filed certain instruments with respect to long-term debt that did not exceed 10% of the Company's total assets on a consolidated basis. A copy of such instruments will be furnished to the Commission upon request.

TAUBMAN CENTERS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements and consolidated financial statement schedules are included in Item 8 of this Annual Report on Form 10-K:

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Taubman Centers, Inc. is responsible for the preparation and integrity of the financial statements and financial information reported herein. This responsibility includes the establishment and maintenance of adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and that the financial records and accounting policies applied provide a reliable basis for the preparation of financial statements and financial information that are free of material misstatement.

The management of Taubman Centers, Inc. is required to assess the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Management bases this assessment of the effectiveness of its internal control on recognized control criteria, the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has completed its assessment as of December 31, 2012.

Based on its assessment, management believes that Taubman Centers, Inc. maintained effective internal control over financial reporting as of December 31, 2012. The independent registered public accounting firm, KPMG LLP, that audited the financial statements included in this annual report have issued their report on the Company's system of internal control over financial reporting, also included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Taubman Centers, Inc.:

We have audited the accompanying consolidated balance sheet of Taubman Centers, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules listed in the Index at Item 15(a)(2). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taubman Centers, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Taubman Centers, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Chicago, Illinois
February 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Taubman Centers, Inc.:

We have audited Taubman Centers, Inc.'s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Taubman Centers, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Taubman Centers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chicago, Illinois
February 25, 2013

TAUBMAN CENTERS, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	December 31 2012	December 31 2011
Assets:		
Properties (Notes 4 and 8)	$ 4,246,000	$ 4,020,954
Accumulated depreciation and amortization	(1,395,876)	(1,271,943)
	$ 2,850,124	$ 2,749,011
Investment in Unconsolidated Joint Ventures (Notes 2 and 5)	214,152	75,582
Cash and cash equivalents	32,057	24,033
Restricted cash (Notes 2 and 8)	6,138	295,318
Accounts and notes receivable, less allowance for doubtful accounts of $3,424 and $3,303 in 2012 and 2011 (Note 6)	69,033	59,990
Accounts receivable from related parties (Note 12)	2,009	1,418
Deferred charges and other assets (Note 7)	94,982	131,440
Total Assets	$ 3,268,495	$ 3,336,792
Liabilities:		
Mortgage notes payable (Note 8)	$ 2,952,030	$ 2,864,135
Installment notes (Notes 2 and 8)		281,467
Accounts payable and accrued liabilities	278,098	255,146
Distributions in excess of investments in and net income of Unconsolidated Joint Ventures (Note 5)	383,293	192,257
	$ 3,613,421	$ 3,593,005
Commitments and contingencies (Notes 2, 4, 8, 9, 10, 11, 13, and 15)		
Redeemable noncontrolling interests (Note 9)		$ 84,235
Equity:		
Taubman Centers, Inc. Shareowners' Equity (Note 14):		
Series B Non-Participating Convertible Preferred Stock, $0.001 par and liquidation value, 40,000,000 shares authorized, 25,327,699 and 26,461,958 shares issued and outstanding at December 31, 2012 and 2011	$ 25	$ 26
Series G Cumulative Redeemable Preferred Stock, 4,000,000 shares authorized, no par, $100 million liquidation preference, 4,000,000 shares issued and outstanding at December 31, 2011. No shares outstanding or authorized at December 31, 2012		
Series H Cumulative Redeemable Preferred Stock, 3,480,000 shares authorized, no par, $87 million liquidation preference, 3,480,000 shares issued and outstanding at December 31, 2011. No shares outstanding or authorized at December 31, 2012		
Series J Cumulative Redeemable Preferred Stock, 7,700,000 shares authorized, no par, $192.5 million liquidation preference, 7,700,000 shares issued and outstanding at December 31, 2012. No shares outstanding or authorized at December 31, 2011		
Common Stock, $0.01 par value, 250,000,000 shares authorized, 63,310,148 and 58,022,475 shares issued and outstanding at December 31, 2012 and 2011	633	580
Additional paid-in capital (Note 2)	657,071	673,923
Accumulated other comprehensive income (loss) (Note 19)	(22,064)	(27,613)
Dividends in excess of net income	(891,283)	(863,040)
	$ (255,618)	$ (216,124)
Noncontrolling interests (Note 9)	(89,308)	(124,324)
	$ (344,926)	$ (340,448)
Total Liabilities and Equity	$ 3,268,495	$ 3,336,792

See notes to consolidated financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Year Ended December 31		
	2012	2011	2010
Revenues:			
Minimum rents	$ 398,306	$ 342,612	$ 327,580
Percentage rents	28,026	20,358	13,063
Expense recoveries	258,252	229,313	225,079
Management, leasing, and development services	31,811	25,551	16,109
Other	31,579	27,084	44,596
	$ 747,974	$ 644,918	$ 626,427
Expenses:			
Maintenance, taxes, utilities, and promotion	$ 201,552	$ 179,092	$ 177,703
Other operating	73,203	67,301	57,354
Management, leasing, and development services	27,417	11,955	8,258
General and administrative	39,659	31,598	30,234
Acquisition costs (Note 2)		5,295	
Interest expense	142,616	122,277	132,362
Depreciation and amortization	149,517	132,707	145,271
	$ 633,964	$ 550,225	$ 551,182
Nonoperating income	277	1,252	2,683
Income from continuing operations before income tax expense and equity in income of Unconsolidated Joint Ventures	$ 114,287	$ 95,945	$ 77,928
Income tax expense (Note 3)	(4,964)	(610)	(734)
Equity in income of Unconsolidated Joint Ventures (Note 5)	48,494	46,064	45,412
Income from continuing operations	$ 157,817	$ 141,399	$ 122,606
Discontinued operations (Note 2):			
Gains on extinguishment of debt		174,171	
Other discontinued operations		(28,172)	(20,279)
		$ 145,999	$ (20,279)
Net income	$ 157,817	$ 287,398	$ 102,327
Income from continuing operations attributable to noncontrolling interests (Note 9)	(51,643)	(50,218)	(45,053)
(Income) loss from discontinued operations attributable to noncontrolling interests (Note 9)		(44,309)	6,594
Net income attributable to Taubman Centers, Inc.	$ 106,174	$ 192,871	$ 63,868
Distributions to participating securities of TRG (Note 13)	(1,612)	(1,536)	(1,635)
Preferred stock dividends (Note 14)	(21,051)	(14,634)	(14,634)
Net income attributable to Taubman Centers, Inc. common shareowners	$ 83,511	$ 176,701	$ 47,599
Net income	$ 157,817	$ 287,398	$ 102,327
Other comprehensive income (Note 10):			
Unrealized gain (loss) on interest rate instruments and other	(4,506)	(20,583)	18,240
Cumulative translation adjustment	2,644		
Reclassification adjustment for amounts recognized in net income	793	1,215	1,260
	(1,069)	(19,368)	19,500
Comprehensive income	$ 156,748	$ 268,030	$ 121,827
Comprehensive income attributable to noncontrolling interests	(51,238)	(74,856)	(48,490)
Comprehensive income attributable to Taubman Centers, Inc.	$ 105,510	$ 193,174	$ 73,337
Basic earnings per common share (Note 16):			
Continuing operations	$ 1.39	$ 1.32	$ 1.12
Discontinued operations		1.79	(0.25)
Total basic earnings per common share	$ 1.39	$ 3.11	$ 0.87
Diluted earnings per common share (Note 16):			
Continuing operations	$ 1.37	$ 1.29	$ 1.11
Discontinued operations		1.74	(0.25)
Total diluted earnings per common share	$ 1.37	$ 3.03	$ 0.86
Weighted average number of common shares outstanding – basic	59,884,455	56,899,966	54,569,618

See notes to consolidated financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(in thousands, except share data)

	Taubman Centers, Inc. Shareowners' Equity								
	Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Dividends in Excess of Net Income	Non-Redeemable Noncontrolling Interests	Total Equity
Balance, January 1, 2010	33,839,235	$ 26	54,321,586	$ 543	$ 579,983	$ (24,443)	$ (884,666)	$ (146,190)	$ (474,747)
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(126,109)		126,116	1	(1)				
Share-based compensation under employee and director benefit plans (Note 13)			248,352	3	10,887				10,890
Adjustments of noncontrolling interests (Note 9)					(988)	49		939	
Dividend equivalents (Note 13)							(306)		(306)
Dividends and distributions							(118,186)	(67,468)	(185,654)
Net income (excludes $79 of net loss attributable to redeemable noncontrolling interests) (Note 9)							63,868	38,538	102,406
Other comprehensive income (Note 10):									
Unrealized gain on interest rate instruments and other						8,617		9,623	18,240
Reclassification adjustment for amounts recognized in net income						852		408	1,260
Balance, December 31, 2010	33,713,126	$ 26	54,696,054	$ 547	$ 589,881	$ (14,925)	$ (939,290)	$ (164,150)	$ (527,911)
Issuance of common stock, net of offering costs (Note 14)			2,012,500	20	111,936				111,956
Issuance of equity for acquisition of properties (Note 2)	1,321,522	1							1
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(1,092,690)	(1)	1,092,766	11	(10)				
Redemption of Series F Preferred Equity (Note 14)								(27,000)	(27,000)
Share-based compensation under employee and director benefit plans (Note 13)			221,155	2	12,677				12,679
Adjustments of noncontrolling interests (Note 9)					(40,561)	449		40,421	309
Contributions from noncontrolling interests (excludes $794 of contributions attributable to redeemable noncontrolling interests) (Note 9)								31,417	31,417
Dividend equivalents (Note 13)							(113)		(113)
Dividends and distributions (excludes $66 of dividends attributable to redeemable noncontrolling interests) (Note 9)							(116,508)	(94,047)	(210,555)
Net income (excludes $739 of net loss attributable to redeemable noncontrolling interests) (Note 9)							192,871	95,266	288,137
Other comprehensive income (Note 10):									
Unrealized loss on interest rate instruments and other						(13,980)		(6,603)	(20,583)
Reclassification adjustment for amounts recognized in net income						843		372	1,215
Balance, December 31, 2011	33,941,958	$ 26	58,022,475	$ 580	$ 673,923	$ (27,613)	$ (863,040)	$ (124,324)	$ (340,448)
Issuance of common stock, net of offering costs (Note 14)			2,875,000	29	208,910				208,939
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(1,132,359)	(1)	1,132,424	11	(10)				
Issuance of Series J Preferred Stock, net of offering costs (Note 14)	7,700,000				186,215				186,215
Redemption of Series G and H Preferred Stock (Note 14)	(7,480,000)				(180,588)				(180,588)
Share-based compensation under employee and director benefit plans (Note 13)			1,280,249	13	19,833				19,846
Tax impact of share-based compensation (Note 3)					1,020				1,020
Expiration of redemption feature on redeemable noncontrolling interests (Note 9)					72,035				72,035
Acquisition of additional ownership interest in International Plaza (Note 2)					(339,170)			64,170	(275,000)
Adjustments of noncontrolling interests (Notes 2 and 9)	(1,900)				14,903	6,212		(21,115)	
Contributions from noncontrolling interests (excludes $231 of contributions attributable to redeemable noncontrolling interests) (Note 9)								4,567	4,567
Dividend equivalents (Note 13)							(140)		(140)
Dividends and distributions (excludes $2,456 of dividends attributable to redeemable noncontrolling interests) (Note 9)							(134,277)	(64,868)	(199,145)
Net income (excludes $976 of net loss attributable to redeemable noncontrolling interests) (Note 9)							106,174	52,619	158,793
Other comprehensive income (Note 10):									
Unrealized loss on interest rate instruments and other (excludes $49 of other comprehensive loss attributable to redeemable noncontrolling interests) (Note 9)						(3,117)		(1,340)	(4,457)
Cumulative Translation Adjustment						1,888		756	2,644
Reclassification adjustment for amounts recognized in net income						566		227	793
Balance, December 31, 2012	33,027,699	$ 25	63,310,148	$ 633	$ 657,071	$ (22,064)	$ (891,283)	$ (89,308)	$ (344,926)

See notes to consolidated financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31		
	2012	2011	2010
Cash Flows From Operating Activities:			
Net income	$ 157,817	$ 287,398	$ 102,327
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization - continuing operations	149,517	132,707	145,271
Depreciation and amortization - discontinued operations		10,309	8,605
Provision for bad debts	1,397	2,032	3,363
Gains on sales of land and land-related rights		(519)	(2,218)
Gains on extinguishment of debt of discontinued operations		(174,171)	
Other	12,165	13,142	11,216
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Receivables, restricted cash, deferred charges, and other assets	(24,445)	(21,211)	(21,805)
Accounts payable and other liabilities	27,898	20,479	17,849
Net Cash Provided By Operating Activities	$ 324,349	270,166	$ 264,608
Cash Flows From Investing Activities:			
Additions to properties	$ (247,637)	$ (69,443)	$ (72,152)
Release of (additions to) restricted cash (Note 2)	289,389	(289,389)	
Proceeds from disposition of Taubman TCBL (Note 2)	4,414		
Investment in TCBL Inc. (Note 2)		(11,523)	
Investments in Asia Unconsolidated Joint Ventures	(104,753)	(20,882)	
Contributions to Unconsolidated Joint Ventures	(5,455)	(875)	(7,261)
Contribution for acquisition of additional interest in Waterside Shops (Note 2)	(36,250)		
Distributions from Unconsolidated Joint Ventures in excess of income	220,662	17,639	32,836
Proceeds from sales of land		3,728	3,060
Issuances of notes receivable			(2,948)
Repayments of notes receivable	5,974	1,544	1,623
Other		861	
Net Cash Provided By (Used In) Investing Activities	$ 126,344	$ (368,340)	$ (44,842)
Cash Flows From Financing Activities:			
Debt proceeds	$ 105,740	$ 536,648	$ 213,500
Debt payments	(11,462)	(334,017)	(243,885)
Repayment of installment notes	(281,467)		
Debt issuance costs	(4,711)	(8,830)	(2,943)
Issuance of common stock, net of offering costs	208,939	111,956	
Issuance of common stock and/or partnership units in connection with incentive plans	6,503	2,593	2,532
Issuance of Series J Preferred Stock, net of offering costs	186,215		
Redemptions of Series G and H Preferred Stock	(187,000)		
Redemption of Series F Preferred Equity		(27,000)	
Acquisition of noncontrolling interest in International Plaza (Note 2)	(275,000)		
Distributions to noncontrolling interests	(67,325)	(94,113)	(67,468)
Distributions to participating securities of TRG	(1,612)	(1,536)	(1,635)
Contributions from noncontrolling interests	4,798	32,211	
Cash dividends to preferred shareowners	(14,639)	(14,634)	(14,634)
Cash dividends to common shareowners	(111,543)	(100,286)	(101,890)
Other	(105)	(76)	(228)
Net Cash Provided By (Used In) Financing Activities	$ (442,669)	$ 102,916	$ (216,651)
Net Increase In Cash and Cash Equivalents	$ 8,024	$ 4,742	$ 3,115
Cash and Cash Equivalents at Beginning of Year	24,033	19,291	16,176
Cash and Cash Equivalents at End of Year	$ 32,057	$ 24,033	$ 19,291

See notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization and Basis of Presentation

General

Taubman Centers, Inc. (the Company or TCO) is a Michigan corporation that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of the company's real estate properties. In this report, the term "Company" refers to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require. The Company engages in the ownership, management, leasing, acquisition, disposition, development, and expansion of regional and super-regional retail shopping centers and interests therein. The Company's owned portfolio as of December 31, 2012 included 24 urban and suburban shopping centers in 12 states.

Taubman Properties Asia LLC and its subsidiaries (Taubman Asia), which is the platform for the Company's expansion into China and South Korea, is headquartered in Hong Kong.

Dollar amounts presented in tables within the notes to the financial statements are stated in thousands, except share data or as otherwise noted.

Consolidation

The consolidated financial statements of the Company include all accounts of the Company, the Operating Partnership, and its consolidated subsidiaries, including The Taubman Company LLC (the Manager) and Taubman Asia. All intercompany transactions have been eliminated. The entities included in these consolidated financial statements are separate legal entities and maintain records and books of account separate from any other entity. However, inclusion of these separate entities in the consolidated financial statements does not mean that the assets and credit of each of these legal entities are available to satisfy the debts or other obligations of any other such legal entity included in the consolidated financial statements.

Investments in entities not controlled but over which the Company may exercise significant influence (Unconsolidated Joint Ventures or UJVs) are accounted for under the equity method. The Company has evaluated its investments in the Unconsolidated Joint Ventures under guidance for determining whether an entity is a variable interest entity and has concluded that the ventures are not variable interest entities. Accordingly, the Company accounts for its interests in these entities under general accounting standards for investments in real estate ventures (including guidance for determining effective control of a limited partnership or similar entity). The Company's partners or other owners in these Unconsolidated Joint Ventures have substantive participating rights including approval rights over annual operating budgets, capital spending, financing, admission of new partners/members, or sale of the properties and the Company has concluded that the equity method of accounting is appropriate for these interests. Specifically, the Company's 79% investment in Westfarms is through a general partnership in which the other general partners have approval rights over annual operating budgets, capital spending, refinancing, or sale of the property.

The Operating Partnership

At December 31, 2012, the Operating Partnership's equity included one class of preferred equity (Series J Preferred Equity) and the net equity of the partnership unitholders (Note 14). Net income and distributions of the Operating Partnership are allocable first to the preferred equity interest, and the remaining amounts to the general and limited partners in the Operating Partnership in accordance with their percentage ownership. The Series J Preferred Equity is owned by the Company and is eliminated in consolidation.

At December 31, 2011, the Operating Partnership's equity included two classes of preferred equity (Series G and H) and the net equity of the partnership unitholders. In September 2012, the Series G and Series H Preferred Equity were redeemed. The Series G and Series H Preferred Equity were owned by the Company and eliminated in consolidation. At December 31, 2010, the Operating Partnership's equity also included the Series F Preferred Equity. In October 2011, the Series F Preferred Equity was redeemed. The Series F Preferred Equity was owned by an institutional investor and accounted for as a noncontrolling interest of the Company (Note 9). See Note 14 for information related to the redemptions of the Series G and Series H Preferred Equity and the issuance of the Series J Preferred Equity.

The partnership equity of the Operating Partnership and the Company's ownership therein are shown below:

Year	TRG units outstanding at December 31	TRG units owned by TCO at December 31[1]	TRG units owned by noncontrolling interests at December 31	TCO's % interest in TRG at December 31	TCO's average interest in TRG
2012	88,656,297	63,310,148	25,346,149	71%	69%
2011	84,502,883	58,022,475	26,480,408	69	69
2010	80,947,630	54,696,054	26,251,576	68	67

(1) There is a one-for-one relationship between TRG units owned by TCO and TCO common shares outstanding; amounts in this column are equal to TCO's common shares outstanding as of the specified dates.

Outstanding voting securities of the Company at December 31, 2012 consisted of 25,327,699 shares of Series B Preferred Stock (Note 14) and 63,310,148 shares of Common Stock.

Revenue Recognition

Shopping center space is generally leased to tenants under short and intermediate term leases that are accounted for as operating leases. Minimum rents are recognized on the straight-line method. Percentage rent is accrued when lessees' specified sales targets have been met. For traditional net leases, where tenants reimburse the landlord for an allocation of reimbursable costs incurred, the Company recognizes revenue in the period the applicable costs are chargeable to tenants. For tenants paying a fixed common area maintenance charge (which typically includes fixed increases over the lease term), the Company recognizes revenue on a straight-line basis over the lease terms. Management, leasing, and development revenue is recognized as services are rendered, when fees due are determinable, and collectibility is reasonably assured. Fees for management, leasing, and development services are established under contracts and are generally based on negotiated rates, percentages of cash receipts, and/or actual costs incurred. Fixed-fee development services contracts are generally accounted for under the percentage-of-completion method, using cost to cost measurements of progress. Profits on real estate sales are recognized whenever (1) a sale is consummated, (2) the buyer has demonstrated an adequate commitment to pay for the property, (3) the Company's receivable is not subject to future subordination, and (4) the Company has transferred to the buyer the risks and rewards of ownership. Other revenues, including fees paid by tenants to terminate their leases, are recognized when fees due are determinable, no further actions or services are required to be performed by the Company, and collectibility is reasonably assured. Taxes assessed by government authorities on revenue-producing transactions, such as sales, use, and value-added taxes, are primarily accounted for on a net basis on the Company's income statement.

Allowance for Doubtful Accounts and Notes

The Company records a provision for losses on accounts receivable to reduce them to the amount estimated to be collectible. The Company records a provision for losses on notes receivable to reduce them to the present value of expected future cash flows discounted at the loans' effective interest rates or the fair value of the collateral if the loans are collateral dependent.

Depreciation and Amortization

Buildings, improvements, and equipment are primarily depreciated on straight-line bases over the estimated useful lives of the assets, which generally range from 3 to 50 years. Capital expenditures that are recoverable from tenants are depreciated over the estimated recovery period. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. Tenant allowances are depreciated on a straight-line basis over the shorter of the useful life of the leasehold improvements or the lease term. Deferred leasing costs are amortized on a straight-line basis over the lives of the related leases. In the event of early termination of such leases, the unrecoverable net book values of the assets are recognized as depreciation and amortization expense in the period of termination.

Capitalization

Direct and indirect costs that are clearly related to the acquisition, development, construction, and improvement of properties are capitalized. Compensation costs are allocated based on actual time spent on a project. Costs incurred on real estate for ground leases, property taxes, insurance, and interest costs for qualifying assets are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress.

The viability of all projects under construction or development, including those owned by Unconsolidated Joint Ventures, are regularly evaluated on an individual basis under the accounting for abandonment of assets or changes in use. To the extent a project, or individual components of the project, are no longer considered to have value, the related capitalized costs are charged against operations. Additionally, all properties are reviewed for impairment on an individual basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment of a shopping center owned by consolidated entities is recognized when the sum of expected cash flows (undiscounted and without interest charges) is less than the carrying value of the property. Other than temporary impairment of an investment in an Unconsolidated Joint Venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discounted cash flow and other valuation techniques. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

In leasing a shopping center space, the Company may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, the Company determines whether the allowance represents funding for the construction of leasehold improvements and evaluates the ownership, for accounting purposes, of such improvements. If the Company is considered the owner of the leasehold improvements for accounting purposes, the Company capitalizes the amount of the tenant allowance and depreciates it over the shorter of the useful life of the leasehold improvements or the lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation usually include (1) who holds legal title to the improvements, (2) evidentiary requirements concerning the spending of the tenant allowance, and (3) other controlling rights provided by the lease agreement (e.g. unilateral control of the tenant space during the build-out process). Determination of the accounting for a tenant allowance is made on a case-by-case basis, considering the facts and circumstances of the individual tenant lease. Substantially all of the Company's tenant allowances have been determined to be leasehold improvements.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of 90 days or less at the date of purchase. The Company deposits cash and cash equivalents with institutions with high credit quality. From time to time, cash and cash equivalents may be in excess of FDIC insurance limits. Included in cash equivalents is $18.0 million and $12.6 million at December 31, 2012 and 2011, respectively, invested in a single investment company's money market fund, which are not insured or guaranteed by the FDIC or any other government agency.

The Company is required to escrow cash balances for specific uses stipulated by its lenders. As of December 31, 2012 and December 31, 2011, the Company's restricted cash balances were $6.1 million and $295.3 million, respectively. Included in restricted cash is $4.6 million at December 31, 2012 on deposit in excess of the FDIC insured limit. In 2011 cash was drawn from the Company's revolving lines of credit primarily to collateralize the repayment of the $281.5 million installment notes that were issued for the acquisition of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village (Note 2) and is classified within Restricted Cash on the Consolidated Balance Sheet.

Acquisitions

The Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at their fair values as of the acquisition date. The cost of acquiring a controlling ownership interest or an additional ownership interest (if not already consolidated) is allocated to the tangible assets acquired (such as land and building) and to any identifiable intangible assets based on their estimated fair values at the date of acquisition. The fair value of a property is determined on an "as-if-vacant" basis. Management considers various factors in estimating the "as-if-vacant" value including an estimated lease up period, lost rents, and carrying costs. The identifiable intangible assets would include the estimated value of "in-place" leases, above and below market "in-place" leases, and tenant relationships. The portion of the purchase price that management determines should be allocated to identifiable intangible assets is amortized in depreciation and amortization or as an adjustment to rental revenue, as appropriate, over the estimated life of the associated intangible asset (for instance, the remaining life of the associated tenant lease). The Company records goodwill when the cost of an acquired entity exceeds the net of the amounts assigned to assets acquired and liabilities assumed. Costs related to the acquisition of a controlling interest, including due diligence costs, professional fees, and other costs to effect an acquisition, are expensed as incurred.

Deferred Charges and Other Assets

Direct financing costs are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the terms of the related agreements as a component of interest expense. Direct costs related to successful leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. Cash expenditures for leasing costs are recognized in the Statement of Cash Flows as operating activities. All other deferred charges are amortized on a straight-line basis over the terms of the agreements to which they relate. Goodwill is reviewed for impairment annually, or more frequently if events or circumstances indicate that the asset may be impaired. If relevant qualitative factors indicate that goodwill may be impaired, the Company evaluates whether the fair value of goodwill is less than its carrying amount. If the book value of goodwill exceeds its estimated fair value, an impairment test is performed to measure the amount of impairment loss, if any, to be recorded.

Share-Based Compensation Plans

The cost of share-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized over the requisite employee service period which is generally the vesting period of the grant. The Company recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Interest Rate Hedging Agreements

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If a derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects income. Ineffective portions of changes in the fair value of a cash flow hedge are recognized in the Company's income as interest expense.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

Income Taxes

The Company operates in such a manner as to qualify as a REIT under the applicable provisions of the Internal Revenue Code; therefore, REIT taxable income is included in the taxable income of its shareowners, to the extent distributed by the Company. To qualify as a REIT, the Company must distribute at least 90% of its REIT taxable income prior to net capital gains to its shareowners and meet certain other requirements. Additionally, no provision for federal income taxes for consolidated partnerships has been made, as such taxes are the responsibility of the individual partners. There are certain state income taxes incurred which are provided for in the Company's financial statements.

The Company has made Taxable REIT Subsidiary (TRS) elections for all of its corporate subsidiaries pursuant to section 856 (I) of the Internal Revenue Code. The TRSs are subject to corporate level income taxes, including certain foreign income taxes for foreign operations, which are provided for in the Company's financial statements.

Deferred tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Deferred tax assets are reduced by a valuation allowance to the amount where realization is more likely than not assured after considering all available evidence, including expected taxable earnings. The Company's temporary differences primarily relate to deferred compensation, depreciation, and net operating loss carryforwards.

Noncontrolling Interests

Noncontrolling interests in the Company are comprised of the ownership interests of (1) noncontrolling interests in the Operating Partnership and (2) the noncontrolling interests in joint ventures controlled by the Company through ownership or contractual arrangements. Consolidated net income and comprehensive income includes amounts attributable to the Company and the noncontrolling interests. Transactions that change the Company's ownership interest in a subsidiary are accounted for as equity transactions if the Company retains its controlling financial interest in the subsidiary. A gain or loss is recognized upon the deconsolidation of a subsidiary.

The Company evaluates whether noncontrolling interests are subject to any redemption features outside of the Company's control that would result in presentation outside of permanent equity pursuant to general accounting standards regarding the classification and measurement of redeemable equity instruments. Certain noncontrolling interests in the Operating Partnership and consolidated ventures of the Company qualify as redeemable noncontrolling interests (Note 9). To the extent such noncontrolling interests are currently redeemable or it is probable that they will eventually become redeemable, these interests are adjusted to the greater of their redemption value or their carrying value at each balance sheet date.

Foreign Currency Translation

The Company has certain entities in Asia for which the functional currency is the local currency. The assets and liabilities of the entities are translated from their functional currency into U.S. Dollars at the rate of exchange in effect on the balance sheet date. Income statement accounts are generally translated using the average exchange rate for the period. Income statement amounts of significant transactions are translated at the rate in effect as of the date of the transaction. The Company's share of unrealized gains and losses resulting from the translation of the entities' financial statements are reflected in stockholders' equity as a component of Accumulated Other Comprehensive Income (loss) in the Company's Consolidated Balance Sheet (Note 19).

Discontinued Operations

The Company reclassifies to discontinued operations any material operations and gains or losses on disposal related to consolidated properties disposed of during the period. In 2011, the Company disposed of two centers and reported gains on the extinguishment of debt in the Statement of Operations and Comprehensive Income (Note 2).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segments and Related Disclosures

The Company has one reportable operating segment: it owns, develops, and manages regional shopping centers. The Company has aggregated its shopping centers into this one reportable segment, as the shopping centers share similar economic characteristics and other similarities. The shopping centers are located in major metropolitan areas, have similar tenants (most of which are national chains), are operated using consistent business strategies, and are expected to exhibit similar long-term financial performance. Earnings before interest, income taxes, depreciation, and amortization (EBITDA) is often used by the Company's chief operating decision makers in assessing segment operating performance. EBITDA is believed to be a useful indicator of operating performance as it is customary in the real estate and shopping center business to evaluate the performance of properties on a basis unaffected by capital structure.

No single retail company represents 10% or more of the Company's revenues. Although the Company does business in China, South Korea and Hong Kong, there are not yet any material revenues from customers or long-lived assets attributable to a country other than the United States of America. At December 31, 2012, the Company's investments in Asia are in Unconsolidated Joint Ventures and accounted for under the equity method.

Note 2 - Acquisitions, Dispositions, and Development

Acquisitions

International Plaza

In December 2012, the Company acquired an additional 49.9% interest in International Plaza from CSAT, LP, which increased its ownership in the center to 100%. The $437 million purchase price for CSAT, LP's interest in the center consisted of $275 million of cash and approximately $162 million of beneficial interest in debt. The acquisition of the additional interest in a consolidated subsidiary was accounted for as an equity transaction. Consequently, the difference of $339.2 million between the consideration paid for the interest and the book value of the noncontrolling interest was recognized as an adjustment to additional paid-in-capital and the noncontrolling partners in TRG.

Waterside Shops

In December 2012, the Company acquired an additional 25% interest in Waterside Shops, which brought the Company's ownership interest in the center to 50%. The acquisition of the additional interest was accomplished by purchasing an affiliate of Oregon PERS' 50% interest in the center on a pari passu basis with an affiliate of The Forbes Company. The $155 million purchase price for Oregon PERS' interest in the center consisted of $72.5 million of cash and $82.5 million of beneficial interest in debt. The Company's share of the consideration for the additional interest was $77.5 million, which consisted of cash and beneficial interest in debt of $36.3 million and $41.3 million, respectively. After the acquisition, the Company continues to recognize its investment in Waterside Shops in Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet. The Company's share of the difference between the purchase price and the net book value of the additional interest in the Unconsolidated Joint Venture was estimated to be $52.7 million, which has been preliminarily allocated to land, buildings, improvements, and equipment. In addition, beneficial interest in debt was increased by a $3.9 million purchase accounting premium to record the debt at fair value.

The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village

In December 2011, the Company acquired The Mall at Green Hills in Nashville, Tennessee, and The Gardens on El Paseo and El Paseo Village in Palm Desert, California from affiliates of Davis Street Properties, LLC. The consideration for the properties was $560 million, excluding transaction costs. The consideration consisted of the assumption of $206 million of debt, $281.5 million in installment notes, and the issuance of 1.3 million Operating Partnership units. The assumed debt consisted of three loans (see Note 8 for balances, stated interest rates, and maturity dates). The 1.3 million Operating Partnership units issued were determined based on a value of $55 per unit, which approximated the fair value at the acquisition date, due to restrictions on sale of these Operating Partnership units. See Note 9 for features of the Operating Partnership units. The installment notes bore interest at 3.125% and were paid in full in February 2012 (Note 8). As of December 31, 2011, the installment notes were secured by restricted cash funded by borrowings under the Company's revolving lines of credit, which was classified within Restricted Cash on the Consolidated Balance Sheet. For each Operating Partnership unit issued, a share of Series B Preferred Stock (Note 15) was also issued.

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed at the dates of acquisition.

		Allocation of purchase price
Properties:		
Land	$	74,200
Buildings, improvements, and equipment		468,077
Total additions to properties	$	542,277
Deferred charges and other assets		30,690
Total assets acquired	$	572,967
Accounts payable and accrued liabilities:		
Below market rents	$	(3,377)
Mortgage notes payable:		
Premium for above market interest rates		(9,590)
Total liabilities acquired	$	(12,967)
Net assets acquired	$	560,000

Acquisition costs

During the year ended December 31, 2011, the Operating Partnership incurred $5.3 million in expenses for the acquisition of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, and Taubman TCBL. Acquisition costs incurred during 2012 were immaterial and none were incurred during 2010.

Dispositions

Discontinued operations for all periods reported in the accompanying Statement of Operations and Comprehensive Income consist of the financial results of The Pier Shops at Caesars (The Pier Shops) and Regency Square. Total revenues from discontinued operations were $21.5 million and $28.1 million for the years ended December 31, 2011 and 2010, respectively. The net loss from discontinued operations, excluding the gains on extinguishment of debt in 2011, during the years ended December 31, 2011 and 2010 was $28.2 million and $20.3 million, respectively.

In November 2011, the mortgage lender for The Pier Shops completed the foreclosure on the property and title to the property was transferred to the mortgage lender. The Company was relieved of $135 million of debt obligations plus accrued default interest associated with the property. As a result, a $126.7 million non-cash accounting gain was recognized on extinguishment of the debt obligation, representing the difference between the book value of the debt, interest payable and other obligations extinguished over the net book value of the property and other assets transferred as of the transfer date.

In December 2011, the mortgage lender for Regency Square accepted a deed in lieu of foreclosure on the property and title to the property was transferred to the mortgage lender. The Company was relieved of $72.2 million of debt obligations plus accrued default interest associated with the property. As a result, a $47.4 million non-cash accounting gain was recognized on extinguishment of the debt obligation, representing the difference between the book value of the debt, interest payable and other obligations extinguished over the net book value of the property and other assets transferred as of the transfer date.

U.S. Development

City Creek Center

City Creek Center, a mixed-use project in Salt Lake City, Utah, opened in March 2012. The Company owns the retail space subject to a long-term participating lease. City Creek Reserve, Inc. (CCRI), an affiliate of the LDS Church, is the participating lessor and provided all of the construction financing. The Company owns 100% of the leasehold interest in the retail buildings and property. The Company paid $75 million to CCRI for leasehold improvements upon opening of the retail center in March 2012, which is classified within Additions to Properties on the Consolidated Statement of Cash Flows.

The Mall at University Town Center

The Mall at University Town Center, a 0.9 million square foot center, is under construction in Sarasota, Florida. The Company is funding its 50% share of the project. The center will be anchored by Saks Fifth Avenue, Macy's, and Dillard's and is expected to open in October 2014. As of December 31, 2012, the Company has invested $5.9 million in the project.

The Mall of San Juan

The Mall of San Juan, a 0.7 million square foot center, is under construction in San Juan, Puerto Rico. In July 2012, the Company closed on the purchase of the land and owns 80% of the project. The center will be anchored by Nordstrom and Saks Fifth Avenue and is expected to open in spring 2015. As of December 31, 2012, the Company has capitalized costs of $46.5 million ($36.8 million at TRG's share).

Taubman Prestige Outlets Chesterfield

Taubman Prestige Outlets Chesterfield, an outlet project in Chesterfield, Missouri, is under construction. The Company has a 90% ownership interest in the project and expects to open the 0.3 million square foot first phase of this project in August 2013. As of December 31, 2012, the Company has capitalized costs of $47.2 million ($42.6 million at TRG's share).

Asia

Hanam Union Square

In 2011, the Company agreed to partner with Shinsegae Group, South Korea's largest retailer, to build an approximately 1.7 million square foot shopping mall in Hanam, Gyeonggi Province, South Korea. At that time, the Company invested $20.9 million for an interest in the project, which was classified within Deferred Charges and Other Assets on the Consolidated Balance Sheet as of December 31, 2011. In 2012, upon completion of due diligence, the Company confirmed its 30% interest in the development and invested additional funds into the project, which is scheduled to open in 2016. As of December 31, 2012, the Company has invested $78.8 million in the project, which is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

Retail component of Xi'an Saigao City Plaza

In 2012, the Company entered into a joint venture with Beijing Wangfujing Department Store (Group) Co., Ltd, one of China's largest department store chains. The joint venture will own a 60% controlling interest in and manage an approximately 1.0 million foot shopping center to be located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. Through this joint venture, the Company will beneficially own a 30% interest in the shopping center, which is scheduled to open in 2015. As of December 31, 2012, the Company has invested $49.2 million in the project, which is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

Zhengzhou Vancouver Times Square

In 2013, the Company entered into a joint venture with Beijing Wangfujing Department Store (Group) Co., Ltd. The joint venture will own a majority interest and manage an approximately 1.0 million square foot multi-level shopping center to be located in Zhengzhou, China. Through this joint venture, the Company will beneficially own a 32% interest in the shopping center, which is scheduled to open in 2015. As of December 31, 2012, the Company has invested $0.3 million in the project, which is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

TCBL

In December 2011, the Company acquired a 90% controlling interest in a Beijing-based retail real estate consultancy company in Mainland China. The new company was named Taubman TCBL and the total consideration for the transaction was $23.7 million. Taubman Asia paid $11.5 million in cash and credited the noncontrolling owners with $11.9 million of capital in the newly formed company. Substantially all of the purchase price was allocated to goodwill in Taubman TCBL.

In November 2012, assets of the Taubman TCBL business were sold for $15.5 million. Additionally, the purchase price was adjusted for certain working capital and other transition costs. The total sale consideration was approximately equal to Taubman's investment in the business. As part of the sale, the non-controlling owners in Taubman TCBL relinquished the capital that was credited to them in connection with the Company's 2011 acquisition of Taubman TCBL. In connection with the sale, the Company received cash of approximately $4.4 million, while the remaining consideration consisted of approximately $3.6 million held in an escrow account pending receipt of consideration in an equivalent amount of Chinese Renminbi, a note receivable of approximately $8.5 million, and other receivables of approximately $0.8 million. The cash held in escrow is included within Deferred Charges and Other Assets on the Consolidated Balance Sheet (Note 7). The note receivable and other receivables are included within Accounts and Notes Receivable on the Consolidated Balance Sheet (Note 6). Additionally, the Company incurred a tax liability of $3.2 million, which is included within Income Tax Expense on the Consolidated Statement of Operations and Comprehensive Income during 2012.

Note 3 - Income Taxes

Income Tax Expense

The Company's income tax expense for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
State current	$ 205	$ 551	$ 907
State deferred	(13)	(366)	(183)
Federal current	1,011	217	45
Federal deferred	257	158	
Foreign current	3,324 (1)	50	(35)
Foreign deferred	180 (1)		
Total income tax expense	$ 4,964	$ 610	$ 734

(1) The Company recognized $3.2 million of income tax expense related to the sale of Taubman TCBL's assets (Note 2), of which $2.8 million is included in foreign current tax expense and $0.4 million is included in foreign deferred tax expense.

Net Operating Loss Carryforwards

As of December 31, 2012, the Company has a total federal net operating loss carryforward of $5.7 million, expiring as follows:

Tax Year	Expiration	Amount
2007	2027	$ 30
2008	2028	5,245
2009	2029	297
2010	2030	37
2011	2031	44

The Company also has a foreign net operating loss carryforward of $4.4 million, $4.3 million of which has an indefinite carryforward period and $0.1 million of which expires at various points between 2014 and 2016.

Deferred Taxes

Deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:		
Federal	$ 3,378	$ 3,655
Foreign	1,090	1,196
State	182	232
Total deferred tax assets	$ 4,650	$ 5,083
Valuation allowances	(991)	(1,373)
Net deferred tax assets	$ 3,659	$ 3,710
Deferred tax liabilities:		
Federal	$ 609	$ 623
Foreign	401	
State	107	121
Total deferred tax liabilities	$ 1,117	$ 744

The Company believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. These future operations are primarily dependent upon the Manager's profitability, the timing and amounts of gains on land sales, the profitability of the Company's Asia operations, and other factors affecting the results of operations of the Taxable REIT Subsidiaries. The valuation allowances relate to net operating loss carryforwards and tax basis differences where there is uncertainty regarding their realizability.

Tax Status of Dividends

Dividends declared on the Company's common and preferred stock and their tax status are presented in the following tables. The tax status of the Company's dividends in 2012, 2011, and 2010 may not be indicative of future periods. The portion of dividends paid in 2010 shown below as capital gains are designated as capital gain dividends for tax purposes.

Year	Dividends per common share declared	Return of capital	Ordinary income	15% Rate long term capital gain	Unrecaptured Sec. 1250 capital gain
2012	$ 1.8500	$ 0.5429	$ 1.3071	$ 0.0000	$ 0.0000
2011	1.7625	0.4455	1.3170	0.0000	0.0000
2010	1.8659 (1)	0.0780	1.2732	0.5147	0.0000

(1) Includes a special dividend of $0.1834 per share, which was declared as a result of the taxation of capital gain incurred from the restructuring of the Company's ownership in International Plaza, including the liquidation of the Operating Partnership's private REIT.

Year	Dividends per Series G Preferred share declared	Ordinary income	15% Rate long term capital gain	Unrecaptured Sec. 1250 capital gain
2012	$ 1.350	$ 1.3500	$ 0.0000	$ 0.0000
2011	2.000	2.0000	0.0000	0.0000
2010	2.000	1.4483	0.5517	0.0000

Year	Dividends per Series H Preferred share declared	Ordinary income	15% Rate long term capital gain	Unrecaptured Sec. 1250 capital gain
2012	$ 1.28672	$ 1.28672	$ 0.0000	$ 0.0000
2011	1.90625	1.90625	0.0000	0.0000
2010	1.90625	1.38045	0.5258	0.0000

Year	Dividends per Series J Preferred share declared	Ordinary income	15% Rate long term capital gain	Unrecaptured Sec. 1250 capital gain
2012	$ 0.6184	$ 0.6184	$ 0.0000	$ 0.0000

Michigan State Taxes

In May 2011, the State of Michigan replaced the Michigan Business Tax with a Corporate Income Tax that became effective on January 1, 2012. Due to the repeal of the Michigan Business Tax, the Company wrote off net deferred tax assets and deferred tax liabilities of $3.7 million and $4.1 million, respectively, in 2011. The Company did not recognize any Michigan Corporate Income Tax in 2012 based on its estimates of taxable income of the Company's unitary filing group for Michigan tax purposes.

Tax Benefits

During the year ended December 31, 2012, the Company realized a $1.0 million tax benefit as additional paid-in capital relating to the redemption of certain share-based compensation awards. This benefit represents the amount of reduced Federal income tax attributed to the tax deduction that exceeds the recognized deferred tax asset relating to the awards, which was based on their cumulative book compensation cost. This excess tax deduction is due to changes in the fair value of the Company's shares between the grant date (the measurement date for book purposes) and the exercise date (the measurement date for tax purposes) of the awards.

Uncertain Tax Positions

The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2012. The Company has no material interest or penalties relating to income taxes recognized in the Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2012, 2011, and 2010 or in the Consolidated Balance Sheet as of December 31, 2012 and 2011. As of December 31, 2012, returns for the calendar years 2009 through 2012 remain subject to examination by U.S. and various state and foreign tax jurisdictions.

Note 4 – Properties

Properties at December 31, 2012 and December 31, 2011 are summarized as follows:

	2012	2011
Land	$ 333,270	$ 333,375
Buildings, improvements, and equipment	3,749,180	3,625,400
Construction in process	116,850	15,479
Development pre-construction costs	46,700	46,700
	$ 4,246,000	$ 4,020,954
Accumulated depreciation and amortization	(1,395,876)	(1,271,943)
	$ 2,850,124	$ 2,749,011

Depreciation expense for 2012, 2011, and 2010 was $134.9 million, $127.2 million, and $144.9 million, respectively.

The charge to operations in 2012, 2011, and 2010 for domestic and non-U.S. pre-development activities was $19.8 million, $23.7 million, and $16.0 million, respectively.

Oyster Bay

The Company is expensing costs relating to the Oyster Bay project until it is probable that it will be able to successfully move forward with a project. The Company's capitalized investment in the project as of December 31, 2012 is $39.8 million, which is classified in "development pre-construction costs" and consists of land and site improvements. If the Company is ultimately unsuccessful in obtaining the right to build the center, it is uncertain whether the Company would be able to recover the full amount of this capitalized investment through alternate uses of the land.

Other

One shopping center pays annual special assessment levies of a Community Development District (CDD), for which the Company has capitalized the related infrastructure assets and improvements (Note 17).

Note 5 - Investments in Unconsolidated Joint Ventures

General Information

The Company owns beneficial interests in joint ventures that own shopping centers. The Operating Partnership is the sole direct or indirect managing general partner or managing member of Fair Oaks, Stamford Town Center, Sunvalley, and Westfarms. The Operating Partnership also provides certain management, leasing, and/or development services to the other shopping centers.

Shopping Center	Ownership as of December 31, 2012 and 2011
Arizona Mills	50%
Fair Oaks	50
Hanam Union Square (under development)	Note 2
The Mall at Millenia	50
Stamford Town Center	50
Sunvalley	50
Waterside Shops	50/25 (Note 2)
Westfarms	79
Retail component of Xi'an Saigao City Plaza (under development)	Note 2

The Company's carrying value of its Investment in Unconsolidated Joint Ventures differs from its share of the partnership or members' equity reported in the combined balance sheet of the Unconsolidated Joint Ventures due to (i) the Company's cost of its investment in excess of the historical net book values of the Unconsolidated Joint Ventures and (ii) the Operating Partnership's adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the Unconsolidated Joint Ventures. The Company's additional basis allocated to depreciable assets is recognized on a straight-line basis over 40 years. The Operating Partnership's differences in bases are amortized over the useful lives or terms of the related assets and liabilities.

In its Consolidated Balance Sheet, the Company separately reports its investment in Unconsolidated Joint Ventures for which accumulated distributions have exceeded investments in and net income of the Unconsolidated Joint Ventures. The net equity of certain joint ventures is less than zero because distributions are usually greater than net income, as net income includes non-cash charges for depreciation and amortization. In addition, distributions related to refinancing of the centers will further decrease the net equity of the centers.

Combined Financial Information

Combined balance sheet and results of operations information is presented in the following table for the Unconsolidated Joint Ventures, followed by the Operating Partnership's beneficial interest in the combined operations information. The combined information of the Unconsolidated Joint Ventures as of December 31, 2012 excludes the balances of Hanam Union Square and the retail component of Xi'an Saigao City Plaza, which are currently under development (Note 2). Beneficial interest is calculated based on the Operating Partnership's ownership interest in each of the Unconsolidated Joint Ventures.

	December 31 2012	December 31 2011
Assets:		
Properties	$ 1,129,647	$ 1,107,314
Accumulated depreciation and amortization	(473,101)	(446,059)
	$ 656,546	$ 661,255
Cash and cash equivalents	30,070	22,042
Accounts and notes receivable, less allowance for doubtful accounts of $1,072 and $1,422 in 2012 and 2011	26,032	24,628
Deferred charges and other assets	31,282	21,289
	$ 743,930	$ 729,214
Liabilities and accumulated deficiency in assets:		
Mortgage notes payable	$ 1,490,857	$ 1,138,808
Accounts payable and other liabilities	68,282	55,737
TRG's accumulated deficiency in assets	(470,411)	(244,758)
Unconsolidated Joint Venture Partners' accumulated deficiency in assets	(344,798)	(220,573)
	$ 743,930	$ 729,214
TRG's accumulated deficiency in assets (above)	$ (470,411)	$ (244,758)
TRG's investment in projects under development (Note 2)	128,279	
TRG basis adjustments, including elimination of intercompany profit	114,136	67,282
TCO's additional basis	58,855	60,801
Net Investment in Unconsolidated Joint Ventures	$ (169,141)	$ (116,675)
Distributions in excess of investments in and net income of Unconsolidated Joint Ventures	383,293	192,257
Investment in Unconsolidated Joint Ventures	$ 214,152	$ 75,582

	Year Ended December 31		
	2012	2011	2010
Revenues	$ 282,136	$ 266,455	$ 270,391
Maintenance, taxes, utilities, promotion, and other operating expenses	$ 91,094	$ 84,922	$ 90,680
Interest expense	68,760	61,034	63,835
Depreciation and amortization	37,342	38,389	37,234
Total operating costs	$ 197,196	$ 184,345	$ 191,749
Nonoperating income	18	162	2
Net income	$ 84,958	$ 82,272	$ 78,644
Net income attributable to TRG	$ 47,763	$ 46,208	$ 45,092
Realized intercompany profit, net of depreciation on TRG's basis adjustments	2,677	1,802	2,266
Depreciation of TCO's additional basis	(1,946)	(1,946)	(1,946)
Equity in income of Unconsolidated Joint Ventures	$ 48,494	$ 46,064	$ 45,412
Beneficial interest in Unconsolidated Joint Ventures' operations:			
Revenues less maintenance, taxes, utilities, promotion, and other operating expenses	$ 107,044	$ 100,773	$ 100,682
Interest expense	(35,862)	(31,607)	(33,076)
Depreciation and amortization	(22,688)	(23,102)	(22,194)
Equity in income of Unconsolidated Joint Ventures	$ 48,494	$ 46,064	$ 45,412

Other

The provision for losses on accounts receivable of the Unconsolidated Joint Ventures was $0.3 million, $0.7 million, and $0.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Deferred charges and other assets of $31.3 million at December 31, 2012 were comprised of leasing costs of $28.3 million, before accumulated amortization of $(15.8) million, net deferred financing costs of $7.0 million, and other net charges of $11.7 million. Deferred charges and other assets of $21.3 million at December 31, 2011 were comprised of leasing costs of $31.3 million, before accumulated amortization of $(19.6) million, net deferred financing costs of $4.8 million, and other net charges of $4.8 million.

The estimated fair value of the Unconsolidated Joint Ventures' notes payable was $1.5 billion and $1.2 billion at December 31, 2012 and 2011, respectively. The methodology for determining this fair value is consistent with that used for determining the fair value of consolidated mortgage notes payable (Note 17).

Depreciation expense on properties for 2012, 2011, and 2010 was $31.1 million, $30.3 million, and $32.3 million, respectively.

Note 6 – Accounts and Notes Receivable

Accounts and notes receivable at December 31, 2012 and December 31, 2011 are summarized as follows:

	2012	2011
Trade	$ 33,351	$ 31,462
Notes	9,512	6,968
Straight-line rent and recoveries	29,594	24,863
	$ 72,457	$ 63,293
Less: Allowance for doubtful accounts	(3,424)	(3,303)
	$ 69,033	$ 59,990

Notes receivable as of December 31, 2012 includes a $8.5 million note related to the sale of Taubman TCBL's assets (Note 2), which was non-interest bearing in 2012. All of the notes receivable as of December 31, 2012 mature in 2013. The balance of notes receivable at December 31, 2011 included $5.1 million related to the joint venture partners at Westfarms for their share of litigation charges that were paid in 2009. In June 2012, the joint venture partners at Westfarms repaid this note upon the refinancing of Westfarms' debt.

Note 7 – Deferred Charges and Other Assets

Deferred charges and other assets at December 31, 2012 and December 31, 2011 are summarized as follows:

	2012	2011
Leasing costs	$ 36,291	$ 37,026
Accumulated amortization	(16,472)	(17,259)
	$ 19,819	$ 19,767
In-place leases, net (Note 2)	22,751	29,632
Goodwill (Note 2)		22,884
Initial funding of Hanam Union Square development project (Note 2)		20,882
Deferred financing costs, net	13,071	11,200
Insurance deposit (Note 17)	11,291	10,708
Deposits	6,295	1,749
Prepaid expenses	5,181	3,923
Deferred tax asset, net	3,659	3,710
TCBL disposition escrow (Note 2)	3,550	
Investments (Note 17)	2,452	2,158
Other, net	6,913	4,827
	$ 94,982	$ 131,440

Note 8 – Notes Payable

Mortgage notes payable at December 31, 2012 and December 31, 2011 consist of the following:

	2012	2011	Stated Interest Rate	Maturity Date	Balance Due on Maturity	Facility Amount
Beverly Center	$ 310,468	$ 316,724	5.28%	02/11/14	$ 303,277	
Cherry Creek Shopping Center	280,000	280,000	5.24%	06/08/16	280,000	
Dolphin Mall	250,000	290,000	LIBOR + 1.75%	01/29/15 (1)	250,000	(1)
El Paseo Village	16,698 (2)	17,059 (2)	4.42%	12/06/15	15,565	
Fairlane Town Center	60,000	30,000	LIBOR + 1.75%	01/29/15 (1)	60,000	(1)
Great Lakes Crossing Outlets	126,036	129,222	5.25%	03/11/13	125,507	
International Plaza	325,000	325,000	4.85%	12/01/21	285,503	
MacArthur Center	130,567	131,000	LIBOR + 2.35% (3)	09/01/20	117,234	
Northlake Mall	215,500	215,500	5.41%	02/06/16	215,500	
Stony Point Fashion Park	101,644	103,615	6.24%	06/01/14	98,585	
The Gardens on El Paseo	85,336 (4)	86,475 (4)	6.10%	06/11/16	81,480	
The Mall at Green Hills	108,284 (5)	111,801 (5)	6.89%	12/01/13	105,045	
The Mall at Partridge Creek	80,222	81,203	6.15%	07/06/20	70,433	
The Mall at Short Hills	540,000	540,000	5.47%	12/14/15	540,000	
The Mall at Wellington Green	200,000	200,000	5.44%	05/06/15	200,000	
Twelve Oaks Mall	85,000		LIBOR + 1.75%	01/29/15 (1)	85,000	(1)
Revolving line of credit	37,275		LIBOR + 1.40% (6)	04/30/14 (6)	37,275	65,000 (6)
Revolving line of credit		6,536	LIBOR + 1.00% (6)			
	$ 2,952,030	$ 2,864,135				

(1) Dolphin, Fairlane, and Twelve Oaks are the borrowers and collateral for the $650 million revolving credit facility. The unused borrowing capacity at December 31, 2012 was $255 million. Sublimits may be reallocated quarterly, but not more often than twice a year. The facility has a one-year extension option.

(2) Balance includes purchase accounting adjustment of $0.2 million and $0.3 million premium in 2012 and 2011, respectively, for an above market interest rate upon acquisition of the center in December 2011 (Note 2).

(3) Stated interest rate is swapped to an effective rate of 4.99%.

(4) Balance includes purchase accounting adjustment of $3.9 million and $5.0 million premium in 2012 and 2011, respectively, for an above market interest rate upon acquisition of the center in December 2011 (Note 2).

(5) Balance includes purchase accounting adjustment of $2.0 million and $4.2 million premium in 2012 and 2011, respectively, for an above market interest rate upon acquisition of the center in December 2011 (Note 2).

(6) In April 2012, the maturity date on the Company's secondary revolving line of credit was extended through April 2014. The maximum amount available under this facility increased to $65 million and the rate was increased to LIBOR plus 1.40% from LIBOR plus 1.00%. The unused borrowing capacity at December 31, 2012 was $23.6 million.

Mortgage notes payable are collateralized by properties with a net book value of $2.3 billion at December 31, 2012.

The following table presents scheduled principal payments on mortgage notes payable as of December 31, 2012:

2013	$	243,843 (1)
2014		443,515
2015		1,158,548
2016		585,093
2017		8,585
Thereafter		506,390
Total principal maturities	$	2,945,974
Net unamortized debt premiums		6,056
Total mortgages	$	2,952,030

(1) Includes $126 million that was refinanced in January 2013 (Note 21).

Installment Notes

At December 31, 2011, the Company had installment notes outstanding of $281.5 million that were repaid in February 2012. The interest rate on the notes was 3.125%. As of December 31, 2011, the installment notes were secured by restricted cash funded by borrowings under the Company's revolving lines of credit, which was classified within Restricted Cash on the Consolidated Balance Sheet.

2013 Maturities

In January 2013, a 10-year, $225 million non-recourse refinancing was completed on Great Lakes Crossing Outlets. The existing $126 million, 5.25% fixed rate loan was scheduled to mature in March 2013 (Note 21).

The $108.3 million loan on The Mall at Green Hills loan matures in December 2013. The Company expects to pay off the loan using its revolving line of credit to allow for financial flexibility as it continues to explore expansion opportunities at the center.

Debt Covenants and Guarantees

Certain loan agreements contain various restrictive covenants, including a minimum net worth requirement, a maximum payout ratio on distributions, a minimum debt yield ratio, a minimum fixed charges coverage ratio, minimum interest coverage ratios, and a maximum leverage ratio, the latter being the most restrictive. The Company is in compliance with all of its covenants and loan obligations as of December 31, 2012. The maximum payout ratio on distributions covenant limits the payment of distributions generally to 95% of funds from operations, as defined in the loan agreements, except as required to maintain the Company's tax status, pay preferred distributions, and for distributions related to the sale of certain assets.

Payments of principal and interest on the Dolphin Mall, Fairlane Town Center, and Twelve Oaks Mall loans were guaranteed by the Operating Partnership as of December 31, 2012.

The Company is required to escrow cash balances for specific uses stipulated by certain of its lenders. As of December 31, 2012 and December 31, 2011, the Company’s cash balances restricted for these uses were $6.1 million and $5.9 million, respectively. Restricted cash at December 31, 2011 included cash funded by the Company's revolving lines of credit that was used to repay the $281.5 million of installment notes in February 2012 (Note 2).

Beneficial Interest in Debt and Interest Expense

The Operating Partnership's beneficial interest in the debt, capitalized interest, and interest expense of its consolidated subsidiaries and its Unconsolidated Joint Ventures is summarized in the following table. The Operating Partnership's beneficial interest in the consolidated subsidiaries excludes debt and interest related to the noncontrolling interests in Cherry Creek Shopping Center (50%), International Plaza (49.9%) through acquisition of additional interest in December 2012 (Note 2), The Mall at Wellington Green (10%), and MacArthur Center (5%).

	At 100%		At Beneficial Interest	
	Consolidated Subsidiaries	Unconsolidated Joint Ventures	Consolidated Subsidiaries	Unconsolidated Joint Ventures
Debt as of:				
December 31, 2012	$ 2,952,030	$ 1,490,857	$ 2,785,501	$ 841,363
December 31, 2011	**3,145,602**	**1,138,808**	**2,816,877**	**580,557**
Capitalized interest:				
Year Ended December 31, 2012	$ 3,594 (1)	67	$ 3,487	33
Year Ended December 31, 2011	**422**		**422**	
Interest expense from continuing operations:				
Year Ended December 31, 2012	$ 142,616	$ 68,760	$ 126,031	$ 35,862
Year Ended December 31, 2011	**122,277**	**61,034**	**110,147**	**31,607**
Interest expense from discontinued operations (2) -				
Year Ended December 31, 2011	21,247		21,247	

(1) The Company capitalizes interest costs incurred in funding its equity contributions to development projects accounted for as UJVs. The capitalized interest cost is included in the Company's basis in its investment in UJVs. Such capitalized interest reduces interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income and in the table above is included within Consolidated Subsidiaries.

(2) Includes The Pier Shops and Regency Square (Note 2).

Note 9 - Noncontrolling Interests

Partnership Units Issued in Connection with 2011 Acquisition

In December 2011, the Company acquired The Mall at Green Hills and The Gardens on El Paseo and El Paseo Village from affiliates of Davis Street Properties, LLC (Note 2). The purchase price consideration included 1.3 million Operating Partnership units determined based on a value of $55 per unit. These partnership units became eligible to be converted into the Company's common shares in December 2012 pursuant to the Continuing Offer (Note 15). Prior to that date, the holders had the ability to put the units back to the Operating Partnership for cash at the lesser of the current market price of the Company's common shares or $55 per share. Considering the redemption provisions, the Company accounted for these Operating Partnership units as a redeemable noncontrolling interest through December 2012 when they became subject to the Continuing Offer. The carrying value of these units was $72.7 million at December 31, 2011, which was classified within Redeemable Noncontrolling Interests on the Consolidated Balance Sheet. Adjustments to the redemption value were recorded through equity. In December 2012, upon the expiration of the redemption right of these redeemable noncontrolling interests, the carrying value of these units is now classified within Noncontrolling Interests on the Consolidated Balance Sheet. As of December 31, 2012, of the 1.3 million Operating Partnership units originally issued as consideration, approximately 0.9 million units were tendered under the Continuing Offer.

Redeemable Noncontrolling Interests

In December 2011, Taubman Asia acquired a 90% controlling interest in TCBL (Note 2). As part of the purchase price consideration, $11.9 million of capital in the newly formed company was credited by Taubman Asia to the noncontrolling owners, who owned a 10% residual interest. The noncontrolling ownership interest could be put back to the Company at various dates. Considering the redemption provisions, the Company accounted for the joint venture partner's interest as a contingently redeemable noncontrolling interest. The carrying value of the interest was $11.6 million at December 31, 2011. In November 2012, upon the sale of Taubman TCBL's assets (Note 2), the non-controlling owners relinquished the capital that was credited in connection with the acquisition.

The Company's president of Taubman Asia (the Asia President) has an ownership interest in Taubman Asia, a consolidated subsidiary. The Asia President is entitled to 10% of Taubman Asia's dividends, with 85% of his dividends being withheld as contributions to capital. These withholdings will continue until he contributes and maintains his capital consistent with a 10% ownership interest, including all capital funded by the Operating Partnership for Taubman Asia's operating and investment activities subsequent to the Asia President obtaining his ownership interest. The Operating Partnership will have a preferred investment in Taubman Asia to the extent the Asia President has not yet contributed capital commensurate with his ownership interest. This preferred investment will accrue an annual preferential return equal to the Operating Partnership's average borrowing rate (with the preferred investment and accrued return together being referred to herein as the preferred interest). Taubman Asia has the ability to call, and the Asia President has the ability to put, the Asia President's ownership interest upon specified terminations of the Asia President's employment, although such put or call right may not be exercised for specified time periods after certain termination events. The redemption price for the ownership interest is generally a nominal amount through 2013 and subsequently 50% (increasing to 100% as early as May 2015) of the fair value of the ownership interest less the amount required to return the Operating Partnership's preferred interest. The Company has determined that the Asia President's ownership interest in Taubman Asia qualifies as an equity award, considering its specific redemption provisions, and accounts for it as a contingently redeemable noncontrolling interest, with a carrying value of zero at December 31, 2012 and December 31, 2011. Any adjustments to the redemption value are recorded through equity.

The Company owns a 90% controlling interest in a joint venture that is focusing on developing and owning outlet shopping centers. The amount of capital that the 10% joint venture partner is required to contribute is capped. The Company will have a preferred investment to the extent it contributes capital in excess of the amount commensurate with its ownership interest. The Company has the right to purchase the joint venture partner's entire interest and the joint venture partner has the right to require the Company to purchase the joint venture partner's entire interest. Additionally, the parties each have a one-time put and/or call on the joint venture partner's interest in any stabilized centers, while still maintaining the ongoing joint venture relationship. The purchase price of the joint venture partner's interest will be based on fair value. Considering the redemption provisions, the Company accounts for the joint venture partner's interest as a contingently redeemable noncontrolling interest with a carrying value of zero at December 31, 2012 and December 31, 2011. Any adjustments to the redemption value are recorded through equity.

Reconciliation of Redeemable Noncontrolling Interests

	2012	2011
Balance January 1	$ 84,235	$ —
Issuance of redeemable noncontrolling interest - TCBL acquisition (Note 2)		11,882
Issuance of redeemable noncontrolling interest - shopping center acquisitions (Note 2)		72,683
Contributions	231	794
Distributions	(2,456)	(66)
Allocation of net loss	(976)	(739)
Allocation of other comprehensive loss	(49)	(10)
Capital relinquished in connection with TCBL disposition (Note 2)	(8,855)	
Transfer to nonredeemable equity	(72,035)	
Adjustments of redeemable noncontrolling interests	(95)	(309)
Balance December 31	$ —	$ 84,235

Equity Balances of Nonredeemable Noncontrolling Interests

The net equity balance of the nonredeemable noncontrolling interests as of December 31, 2012 and December 31, 2011 includes the following:

	2012	2011
Non-redeemable noncontrolling interests:		
Noncontrolling interests in consolidated joint ventures	$ (45,066)	$ (101,872)
Noncontrolling interests in partnership equity of TRG	(44,242)	(22,452)
	$ (89,308)	$ (124,324)

Income Allocable to Noncontrolling Interests

Net income attributable to the noncontrolling interests for the years ended December 31, 2012, 2011, and 2010 includes the following:

	2012	2011	2010
Net income (loss) attributable to noncontrolling interests:			
Non-redeemable noncontrolling interests:			
Noncontrolling share of income of consolidated joint ventures	$ 14,867	$ 15,477	$ 9,859
Noncontrolling share of income of TRG	37,752	80,161	26,219
TRG Series F preferred distributions		(372)	2,460
	$ 52,619	$ 95,266	$ 38,538
Redeemable noncontrolling interests	(976)	(739)	(79)
	$ 51,643	$ 94,527	$ 38,459

Equity Transactions

The following schedule presents the effects of changes in Taubman Centers, Inc.'s ownership interest in consolidated subsidiaries on Taubman Centers, Inc.'s equity for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Net income attributable to Taubman Centers, Inc. common shareowners	$ 83,511	$ 176,701	$ 47,599
Transfers (to) from the noncontrolling interest –			
Increase (Decrease) in Taubman Centers, Inc.'s paid-in capital for the adjustments of noncontrolling interest [(1)]	14,903	(40,561)	(988)
Decrease in Taubman Centers, Inc.'s paid-in capital related to the acquisition of additional ownership interest in International Plaza	(339,170)		
Net transfers (to) from noncontrolling interests	(324,267)	(40,561)	(988)
Change from net income attributable to Taubman Centers, Inc. and transfers (to) from noncontrolling interests	$ (240,756)	$ 136,140	$ 46,611

(1) In 2012, 2011, and 2010, adjustments of the noncontrolling interest were made as a result of changes in the Company's ownership of the Operating Partnership in connection with the Company's issuance of common stock in August 2012 and June 2011 (Note 14), share-based compensation under employee and director benefit plans (Note 13), issuances of stock pursuant to the Continuing Offer (Note 13), the acquisition of additional ownership interest in International Plaza, issuances of Operating Partnership units in connection with the acquisition of centers (Note 2), and redemptions of certain redeemable Operating Partnership units (Note 2) .

Finite Life Entities

Accounting Standards Codification Topic 480, "Distinguishing Liabilities from Equity" establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. At December 31, 2012, the Company held a controlling interest in a consolidated entity with a specified termination date in 2083. The noncontrolling owners' interest in this entity is to be settled upon termination by distribution or transfer of either cash or specific assets of the underlying entity. The estimated fair value of this noncontrolling interest was approximately $361 million at December 31, 2012, compared to a book value of $(46.0) million that is classified in Noncontrolling Interests in the Company's Consolidated Balance Sheet. The fair value of the noncontrolling interest was calculated as the noncontrolling interest's ownership shares of the underlying property's fair value. The property's fair value was estimated by considering its in-place net operating income, current market capitalization rate, and mortgage debt outstanding.

Note 10 - Derivative and Hedging Activities

Risk Management Objective and Strategies for Using Derivatives

The Company uses derivative instruments, such as interest rate swaps and interest rate caps, primarily to manage exposure to interest rate risks inherent in variable rate debt and refinancings. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company's interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.

The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated and are expected to be effective as cash flow hedges of the interest payments on the associated debt.

Instrument Type	Ownership	Notional Amount	Swap Rate	Credit Spread on Loan	Total Swapped Rate on Loan	Maturity Date
Consolidated Subsidiaries:						
Receive variable (LIBOR) / pay-fixed swap (1)	95.0%	$ 130,567	2.64%	2.35%	4.99%	September 2020
Unconsolidated Joint Ventures:						
Receive variable (LIBOR) / pay-fixed swap (2)	50.0%	137,500	2.40%	1.70%	4.10%	April 2018
Receive variable (LIBOR) / pay-fixed swap (2)	**50.0%**	**137,500**	**2.40%**	**1.70%**	**4.10%**	**April 2018**

(1) The notional amount of the swap is equal to the outstanding principal balance on the loan.
(2) The notional amount on each of these swaps is equal to 50% of the outstanding principal balance on the loan, which begins amortizing in August 2014.

Cash Flow Hedges of Interest Rate Risk

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the unrealized gain or loss on the derivative is reported as a component of Other Comprehensive Income (OCI). The ineffective portion of the change in fair value, if any, is recognized directly in earnings. Net realized gains or losses resulting from derivatives that were settled in conjunction with planned fixed-rate financings or refinancings continue to be included in Accumulated Other Comprehensive Income (Loss) (AOCI) during the term of the hedged debt transaction.

Amounts reported in AOCI related to currently outstanding derivatives are recognized as an adjustment to income as interest payments are made on the Company's variable-rate debt. Realized gains or losses on settled derivative instruments included in AOCI are recognized as an adjustment to income over the term of the hedged debt transaction.

The Company expects that approximately $6.8 million of the AOCI of Taubman Centers, Inc. and the noncontrolling interests will be reclassified from AOCI and recognized as a reduction of income in the following 12 months.

As of December 31, 2012, the Company had $0.6 million of net realized losses included in AOCI resulting from a settled derivative instrument, which was designated as a cash flow hedge that is being recognized as a reduction of income over the term of the hedged debt.

The following tables present the effect of derivative instruments on the Company's Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2012, 2011, and 2010. The tables include the location and amount of unrealized gains and losses on outstanding derivative instruments in cash flow hedging relationships and the location and amount of realized losses reclassified from AOCI into income resulting from settled derivative instruments associated with hedged debt.

During the years ended December 31, 2012, 2011, and 2010 the Company did not have any hedge ineffectiveness or amounts that were excluded from the assessment of hedge effectiveness recorded in earnings.

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)		
	2012	2011	2010		2012	2011	2010
Derivatives in cash flow hedging relationships:							
Interest rate contracts – consolidated subsidiaries	$ (2,821)	$(13,609)	$ 15,351	Interest Expense	$ (3,190)	$ (3,488)	$(12,876)
Interest rate contracts – UJVs	(1,976)	(7,081)	2,494	Equity in Income of UJVs	(3,600)	(2,788)	(3,945)
Total derivatives in cash flow hedging relationships	$ (4,797)	$(20,690)	$ 17,845		$ (6,790)	$ (6,276)	$(16,821)
Realized losses on settled cash flow hedges:							
Interest rate contracts – consolidated subsidiaries				Interest Expense	$ (605)	$ (839)	$ (886)
Interest rate contract – UJVs				Equity in Income of UJVs	(188)	(376)	(376)
Total realized losses on settled cash flow hedges					$ (793)	$ (1,215)	$ (1,262)

The Company records all derivative instruments at fair value in the Consolidated Balance Sheet. The following table presents the location and fair value of the Company's derivative financial instruments as reported in the Consolidated Balance Sheet as of December 31, 2012 and 2011.

	Consolidated Balance Sheet Location	Fair Value	
		December 31 2012	December 31 2011
Derivatives designated as hedging instruments:			
Liability derivatives:			
Interest rate contract – consolidated subsidiaries	Accounts Payable and Accrued Liabilities	$ (11,865)	$ (9,044)
Interest rate contracts – UJVs	Investment in UJVs	(11,021)	(9,045)
Total liabilities designated as hedging instruments		$ (22,886)	$ (18,089)

Contingent Features

All of the Company's outstanding derivatives contain provisions that state if the hedged entity defaults on any of its indebtedness in excess of $1 million, then the derivative obligation could also be declared in default. As of December 31, 2012, the Company is not in default on any debt obligations that would trigger a credit risk related default on its current outstanding derivatives.

As of December 31, 2012 and 2011, the fair value of derivative instruments with credit-risk-related contingent features that are in a liability position was $22.9 million and $18.1 million, respectively. As of December 31, 2012 and 2011, the Company was not required to post any collateral related to these agreements. If the Company breached any of these provisions it would be required to settle its obligations under the agreements at their fair value. See Note 17 for fair value information on derivatives.

Note 11 – Leases

Shopping center space is leased to tenants and certain anchors pursuant to lease agreements. Tenant leases typically provide for minimum rent, percentage rent, and other charges to cover certain operating costs. Future minimum rent under operating leases in effect at December 31, 2012 for operating centers assuming no new or renegotiated leases or option extensions on anchor agreements, is summarized as follows:

2013	$ 385,251
2014	355,941
2015	320,254
2016	283,431
2017	241,726
Thereafter	781,082

Certain shopping centers, as lessees, have ground and building leases expiring at various dates through the year 2107. In addition, one center has the option to extend the lease term for five 10-year periods and another center has an option to extend the term for three 10-year periods. Ground rent expense is recognized on a straight-line basis over the lease terms.

The Company also leases its office facilities and certain equipment. Office facility and equipment leases expire at various dates through the year 2018. Additionally, one of the leases has a 1-year extension option and one lease has a 5-year extension option. The Company's U.S. headquarters is rented from an affiliate of the Taubman family under a 10-year lease, with a 5-year extension option.

Rental expense on a straight-line basis under operating leases was $12.0 million in 2012, $9.8 million in 2011, and $10.2 million in 2010. Included in these amounts are related party office rental expense of $2.2 million in 2012 through 2010. Contingent rent expense under operating leases was $0.9 million in 2012. Payables representing straight-line rent adjustments under lease agreements were $40.0 million and $38.8 million as of December 31, 2012 and 2011, respectively.

The following is a schedule of future minimum rental payments required under operating leases:

2013	$ 12,306
2014	11,111
2015	7,731
2016	7,028
2017	6,963
Thereafter	390,225

The table above includes $2.8 million in both 2013 and 2014 and $0.7 million in 2015 of related party amounts.

City Creek Center, a mixed-use project in Salt Lake City, Utah, opened in March 2012. The Company owns the retail space subject to a long-term participating lease. City Creek Reserve, Inc. (CCRI), an affiliate of the LDS Church is the participating lessor. The Company owns 100% of the leasehold interest in the retail buildings and property. CCRI has an option to purchase the Company's interest at fair value at various points in time over the term of the lease. In addition to the minimum rent included in the table above, the Company pays contingent rent based on the performance of the center.

Note 12 – The Manager

The Taubman Company LLC (the Manager), which is 99% beneficially owned by the Operating Partnership, provides property management, leasing, development, and other administrative services to the Company, the shopping centers, Taubman affiliates, and other third parties. Accounts receivable from related parties include amounts due from Unconsolidated Joint Ventures or other affiliates of the Company, primarily relating to services performed by the Manager. These receivables include certain amounts due to the Manager related to reimbursement of third party (non-affiliated) costs.

A. Alfred Taubman and certain of his affiliates receive various management services from the Manager. For such services, Mr. Taubman and affiliates paid the Manager approximately $3.2 million, $2.3 million, and $2.1 million in 2012, 2011, and 2010, respectively. These amounts are classified in Management, Leasing, and Development Services revenues within the Consolidated Statement of Operations and Comprehensive Income.

Other related party transactions are described in Notes 11, 13, and 15.

Note 13 – Share-Based Compensation and Other Employee Plans

The Taubman Company 2008 Omnibus Long-Term Incentive Plan (2008 Omnibus Plan), as amended, which is shareowner approved, provides for the award to directors, officers, employees, and other service providers of the Company of restricted shares, restricted units of limited partnership in the Operating Partnership, options to purchase shares or Operating Partnership units, unrestricted shares or Operating Partnership units, and other awards to acquire up to an aggregate of 8.5 million Company common shares or Operating Partnership units. In addition, non-employee directors have the option to defer their compensation, other than their meeting fees, under a deferred compensation plan.

Non-option awards granted after an amendment of the 2008 Omnibus Plan in 2010 are deducted at a ratio of 1.85 Company common shares or Operating Partnership units, while non-option awards granted prior to the amendment continue to be deducted at a ratio of 2.85. Options are deducted on a one-for-one basis. The amount available for future grants is adjusted when the number of contingently issuable shares or units are settled, for grants that are forfeited, and for options that expire without being exercised.

Prior to the adoption of the 2008 Omnibus Plan, the Company provided share-based compensation through an incentive option plan and non-employee directors' stock grant and deferred compensation plans.

The compensation cost charged to income for the Company's share-based compensation plans was $11.9 million, $9.0 million, and $7.7 million for the years ended December 31, 2012, 2011, and 2010, respectively. Compensation cost capitalized as part of properties and deferred leasing costs was $1.1 million for the year ended December 31, 2012 and $0.3 million for both years ended December 31, 2011 and 2010.

The Company estimated the grant-date fair values of options, performance share units, and restricted share units using the methods discussed in the separate sections below for each type of grant. Expected volatility and dividend yields are based on historical volatility and yields of the Company's common stock, respectively, as well as other factors. The risk-free interest rates used are based on the U.S. Treasury yield curves in effect at the times of grants. The Company assumes no forfeitures of options or performance share units due to the small number of participants and generally low turnover rate.

Options

Options are granted to purchase units of limited partnership interest in the Operating Partnership, which are exchangeable for new shares of the Company's stock under the Continuing Offer (Note 15). The options have ten-year contractual terms.

A summary of option activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Range of Exercise Prices
Outstanding at January 1, 2010	1,629,609	$ 35.24	6.8	$ 13.83 - $ 55.90
Exercised	(176,828)	20.75		
Outstanding at December 31, 2010	1,452,781	$ 37.00	5.7	$ 13.83 - $ 55.90
Exercised	(130,791)	35.66		
Outstanding at December 31, 2011	1,321,990	$ 37.13	4.8	$ 13.83 - $ 55.90
Exercised	(632,188)	31.28		
Outstanding at December 31, 2012	689,802	$ 42.50	3.8	$ 24.74 - $ 55.90
Fully vested options at December 31, 2012	689,802	$ 42.50	3.8	

There were 0.2 million options that vested during the year ended December 31, 2012. As of December 31, 2012, all options outstanding were fully vested and there was no unrecognized compensation cost related to options.

Of the 0.7 million total options outstanding, 0.6 million had vesting schedules with one-third vesting at each of the first, second, and third years of the grant anniversary. Substantially all of the other 0.1 million options outstanding had vesting schedules with one-third vesting at each of the third, fifth, and seventh years of the grant anniversary.

The aggregate intrinsic value (the difference between the period end stock price and the option exercise price) of in-the-money options outstanding was $25.0 million as of December 31, 2012.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was $28.7 million, $3.3 million, and $4.0 million, respectively. Cash received from option exercises for the years ended December 31, 2012, 2011, and 2010 was $19.8 million, $4.7 million, and $3.7 million, respectively.

Under both the prior option plan and the 2008 Omnibus Plan, vested unit options can be exercised by tendering mature units with a market value equal to the exercise price of the unit options. In 2002, Robert S. Taubman, the Company's chief executive officer, exercised options for 3.0 million units by tendering 2.1 million mature units and deferring receipt of 0.9 million units under the unit option deferral election. As the Operating Partnership pays distributions, the deferred option units receive their proportionate share of the distributions in the form of cash payments. Under an amendment executed in January 2011, beginning in December 2017 (unless Mr. Taubman retires earlier), the deferred partnership units will be issued in ten annual installments. The deferred units are accounted for as participating securities of the Operating Partnership.

Performance Share Units

In 2012, 2011, and 2010 the Company granted Performance Share Units (PSU) under the 2008 Omnibus Plan. Each PSU represents the right to receive, upon vesting, shares of the Company's common stock ranging from 0-300% of the PSU based on the Company's market performance relative to that of a peer group. The vesting date is March 2015, March 2014, and March 2013 for the 2012, 2011, and 2010 grants, respectively, if continuous service has been provided, or upon retirement or certain other events (such as death or disability) if earlier. No dividends accumulate during the vesting period.

The Company estimated the value of the PSU granted in 2012, 2011, and 2010 using a Monte Carlo simulation, considering the Company's common stock price at the grant date less the present value of the expected dividends during the vesting period, historical returns of the Company and the peer group of companies, and risk-free interest rates and measurement periods existing at the grant dates. Specific assumptions and the valuation results are shown below.

	Grant Dates		
	2012	2011	2010
Risk-free interest rate	0.35% to 0.45%	1.18%	1.1%
Measurement period	3 years	3 years	2.78 years
Weighted average grant-date fair value	**$107.45**	**$85.40**	**$63.54**

In 2012, the Company also granted additional PSU under the 2008 Omnibus Plan that represents the right to receive, upon vesting, shares of the Company's common stock ranging from 0-400% of the PSU based on the Company's market performance relative to that of a peer group. The units vest in March 2017, if continuous service has been provided, or upon certain other events (such as death or disability) if earlier. No dividends accumulate during the vesting period. The Company estimated the value of these PSU granted using a Monte Carlo simulation, considering the Company's common stock price at the grant date less the present value of the expected dividends during the vesting period, historical returns of the Company and the peer group of companies, a risk-free interest rate of 0.70% to 0.90%, and a measurement period of five years. The resulting weighted average grant-date fair value was $189.23 per PSU.

A summary of PSU activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Number of Performance Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2010	196,943	$ 15.60
Granted	75,413	63.54
Outstanding at December 31, 2010	272,356	$ 28.88
Granted	53,795	85.40
Outstanding at December 31, 2011	326,151	$ 38.20
Vested	(196,943) (1)	15.60
Granted (three-year vesting)	50,041	107.45
Granted (five-year vesting)	108,224	189.23
Forfeited	(24,733)	123.41
Outstanding at December 31, 2012	262,740	$ 122.52

(1) Based on the Company's market performance relative to that of a peer group, the actual number of shares of common stock issued upon vesting during the year ended December 31, 2012 equaled 240% of the number of PSU awards vested in the table above.

The total intrinsic value of PSU vested during the year ended December 31, 2012 was $32.8 million. No PSU vested during the years ended December 31, 2011 and 2010.

None of the PSU outstanding at December 31, 2012 were vested. As of December 31, 2012, there was $20.9 million of total unrecognized compensation cost related to nonvested PSU outstanding. This cost is expected to be recognized over an average period of 3.6 years.

Restricted Share Units

In 2012, 2011, and 2010, restricted share units (RSU) were issued under the 2008 Omnibus Plan and represent the right to receive upon vesting one share of the Company's common stock. The vesting date is March 2015, March 2014, and March 2013 for the 2012, 2011, and 2010 grants, respectively, if continuous service has been provided through that period, or upon retirement or certain other events if earlier. No dividends accumulate during the vesting period.

The Company estimated the values of the RSU granted in 2012 using the Company's common stock at the grant dates deducting the present value of expected dividends during the vesting period using a risk-free rate of 0.35% to 0.50%. The result of the Company's valuations was a weighted average grant-date fair value of $65.14 per RSU granted during 2012. The Company estimated the value of the RSU grants in March 2011 and June 2011 using the Company's common stock at the grant date deducting the present value of expected dividends during the vesting period using risk-free rates of 1.18% and 0.78%, respectively. The result of the Company's valuation was a weighted average grant-date fair value of $47.98 per RSU granted in March 2011, and $53.65 per RSU granted in June 2011. The Company estimated the value of the RSU granted in 2010 using the Company's common stock at the grant date deducting the present value of expected dividends during the vesting period using a risk-free rate of 1.1%. The result of the Company's valuation was a weighted average grant-date fair value of $35.37 for 2010.

A summary of RSU activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Number of Restricted Stock Units	Weighted average Grant Date Fair Value
Outstanding at January 1, 2010	567,110	$ 24.92
Granted	144,588	35.37
Forfeited	(2,057)	56.44
Vested	(91,757)	14.71
Outstanding at December 31, 2010	617,884	$ 22.72
Granted March 2011	105,391	47.98
Granted June 2011	1,972	53.65
Forfeited	(3,450)	22.19
Vested	(115,870)	49.67
Outstanding at December 31, 2011	605,927	$ 22.06
Granted	107,653	65.14
Forfeited	(26,665)	46.48
Vested	(364,610)	9.90
Outstanding at December 31, 2012	322,305	$ 48.19

Based on an analysis of historical employee turnover, the Company has made an annual forfeiture assumption of approximately 2% of grants when recognizing compensation costs relating to the RSU.

The total intrinsic value of RSU vested during the years ended December 31, 2012, 2011, and 2010 was $25.2 million, $6.4 million, and $3.6 million, respectively.

None of the RSU outstanding at December 31, 2012 were vested. As of December 31, 2012, there was $6.1 million of total unrecognized compensation cost related to nonvested RSU outstanding. This cost is expected to be recognized over an average period of 1.8 years.

Non-Employee Directors' Stock Grant and Deferred Compensation

The 2008 Omnibus Plan provides a quarterly grant to each non-employee director of the Company shares of the Company's common stock based on the fair value of the Company's common stock on the last business day of the preceding quarter. The annual fair market value of the grant was $70,000 in 2012 and 2011, and $50,000 in 2010. As of December 31, 2012, 6,101 shares have been issued under the 2008 Omnibus Plan. Certain directors have elected to defer receipt of their shares as described below.

The Non-Employee Directors' Deferred Compensation Plan (DCP), which was approved by the Company's Board of Directors, allows each non-employee director of the Company the right to defer the receipt of all or a portion of his or her annual director retainer until the termination of his or her service on the Company's Board of Directors and for such deferred compensation to be denominated in restricted stock units, representing the right to receive shares of the Company's common stock at the end of the deferral period. During the deferral period, when the Company pays cash dividends on its common stock, the directors' deferral accounts will be credited with dividend equivalents on their deferred restricted stock units, payable in additional restricted stock units based on the then-fair market value of the Company's common stock. There were 79,877 restricted stock units outstanding under the DCP at December 31, 2012.

Other Employee Plans

As of December 31, 2012 and 2011, the Company had fully vested awards outstanding for 10,243 and 19,161 notional shares of stock, respectively, under a previous long-term performance compensation plan. These awards will be settled in cash based on a twenty day average of the market value of the Company's common stock. The liability for the eventual payout of these awards is marked to market quarterly based on the twenty day average of the Company's stock price. The Company recorded compensation costs of $0.3 million relating to this plan for each of the years ended December 31, 2012, 2011 and 2010, respectively. $0.7 million was paid out under this plan during 2012. No awards under this plan were paid out during 2011 or 2010.

The Company has a voluntary retirement savings plan established in 1983 and amended and restated effective January 1, 2001 (the Plan). The Plan is qualified in accordance with Section 401(k) of the Internal Revenue Code (the Code). The Company contributes an amount equal to 2% of the qualified wages of all qualified employees and matches employee contributions in excess of 2% up to 7% of qualified wages. In addition, the Company may make discretionary contributions within the limits prescribed by the Plan and imposed in the Code. The Company's contributions and costs relating to the Plan were $3.0 million in 2012, $2.9 million in 2011, and $2.7 million in 2010.

Note 14 – Common and Preferred Stock and Equity of TRG

Common Stock

In August 2012 and June 2011, the Company sold 2,875,000 and 2,012,500 of its common shares, respectively. The proceeds were used by the Company to acquire an equal number of Operating Partnership units. The Operating Partnership paid all offering costs. The Operating Partnership used the net proceeds, after offering costs, of $208.9 million and $112 million in 2012 and 2011, respectively, to reduce outstanding borrowings under its revolving lines of credit.

Outstanding Preferred Stock

The Company is obligated to issue to the noncontrolling partners of TRG, upon subscription, one share of Series B Non-Participating Convertible Preferred Stock (Series B Preferred Stock) for each of the Operating Partnership units held by the noncontrolling partners. Each share of Series B Preferred Stock entitles the holder to one vote on all matters submitted to the Company's shareowners. The holders of Series B Preferred Stock, voting as a class, have the right to designate up to four nominees for election as directors of the Company. On all other matters, including the election of directors, the holders of Series B Preferred Stock will vote with the holders of common stock. The holders of Series B Preferred Stock are not entitled to dividends or earnings of the Company. The Series B Preferred Stock is convertible into common stock at a ratio of 14,000 shares of Series B Preferred Stock for one share of common stock. During the years ended December 31, 2012, 2011, and 2010, 1,132,359 shares, 1,092,690 shares, and 126,109 shares of Series B Preferred Stock, respectively, were converted to 65 shares, 76 shares, and 7 shares of the Company's common stock, respectively, as a result of tenders of units under the Continuing Offer (Note 15).

In September 2012, the Company redeemed the 8% Series G Cumulative Redeemable Preferred Stock (Series G Preferred Stock) and 7.625% Series H Cumulative Redeemable Preferred Stock (Series H Preferred Stock) at prices per share of $25.35 and $25.33359375, respectively, which include accrued and unpaid dividends. The Company previously had 4,000,000 shares (par value $100 million) of its Series G Preferred Stock outstanding and 3,480,000 shares (par value $87 million) of its Series H Preferred Stock outstanding. As a result of the redemptions in 2012, the Company recognized charges of $3.3 million and $3.1 million, representing the difference between the carrying values and the redemption prices of its Series G Preferred Stock and Series H Preferred Stock, respectively. These charges are included within Preferred Stock Dividends on the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2012. The Series G Preferred Stock had no stated maturity, sinking fund, or mandatory redemption requirements. Dividends were cumulative and payable on the last day of each calendar quarter. The Series H Preferred Stock had no stated maturity, sinking fund, or mandatory redemption requirements. Dividends were cumulative and payable in arrears on or before the last day of each calendar quarter.

The Series G Preferred Stock and Series H Preferred Stock were redeemed with the net proceeds of $186.2 million from the issuance of 7,700,000 shares of 6.5% Series J Cumulative Redeemable Preferred Stock (Series J Preferred Stock) in August 2012. Offering costs of $6.3 million were incurred in connection with this issuance. The Series J Preferred Stock has no stated maturity, sinking fund, or mandatory redemption requirements and generally is not convertible into any other security of the Company. The Series J Preferred Stock has a liquidation preference of $192.5 million ($25 per share). Dividends are cumulative and are paid on the last business day of each calendar quarter. All accrued dividends have been paid. The Series J Preferred Stock will be redeemable by the Company at par, $25 per share, plus accrued dividends, generally beginning in August 2017. The Company owns corresponding Series J Preferred Equity interests in the Operating Partnership that entitle the Company to income and distributions (in the form of guaranteed payments) in amounts equal to the dividends payable on the Company's Series J Preferred Stock. The Series J Preferred Stock is generally non-voting.

The Operating Partnership's $30 million 8.2% Cumulative Redeemable Preferred Partnership Equity (Series F Preferred Equity) was owned by an institutional investor and accounted for as a noncontrolling interest of the Company. In October 2011, the Series F Preferred Equity was redeemed. The Operating Partnership redeemed the Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value. The $2.2 million excess of the book value over the redemption amount is reflected as a reduction in earnings allocated to the noncontrolling interests in the year ended December 31, 2011. The Series F Preferred Equity had no stated maturity, sinking fund, or mandatory redemption requirements. Distributions were cumulative and payable in arrears on or before the last day of each calendar quarter.

Note 15 - Commitments and Contingencies

Cash Tender

At the time of the Company's initial public offering and acquisition of its partnership interest in the Operating Partnership in 1992, the Company entered into an agreement (the Cash Tender Agreement) with A. Alfred Taubman, who owns an interest in the Operating Partnership, whereby he has the annual right to tender to the Company partnership units in the Operating Partnership (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on a market valuation of the Company on the trading date immediately preceding the date of the tender. At A. Alfred Taubman's election, his family may participate in tenders. The Company will have the option to pay for these interests from available cash, borrowed funds, or from the proceeds of an offering of the Company's common stock. Generally, the Company expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company. The Company accounts for the Cash Tender Agreement between the Company and Mr. Taubman as a freestanding written put option. As the option put price is defined by the current market price of the Company's stock at the time of tender, the fair value of the written option defined by the Cash Tender Agreement is considered to be zero.

Based on a market value at December 31, 2012 of $78.72 per common share, the aggregate value of interests in the Operating Partnership that may be tendered under the Cash Tender Agreement was $1.9 billion. The purchase of these interests at December 31, 2012 would have resulted in the Company owning an additional 27% interest in the Operating Partnership.

Continuing Offer

The Company has made a continuing, irrevocable offer to all present holders (other than certain excluded holders, including A. Alfred Taubman), permitted assignees of all present holders, those future holders of partnership interests in the Operating Partnership as the Company may, in its sole discretion, agree to include in the continuing offer, all existing optionees under the previous option plan, and all existing and future optionees under the 2008 Omnibus Plan to exchange shares of common stock for partnership interests in the Operating Partnership (the Continuing Offer). Under the Continuing Offer agreement, one unit of the Operating Partnership interest is exchangeable for one share of the Company's common stock. Upon a tender of Operating Partnership units, the corresponding shares of Series B Preferred Stock, if any, will automatically be converted into the Company's common stock at a rate of 14,000 shares of Series B Preferred Stock for one common share.

Litigation

In April 2009, two restaurant owners, their two restaurants, and their principal filed a lawsuit in United States District Court for the Eastern District of Pennsylvania (Case No. 09-CV-01619) against Atlantic Pier Associates LLC ("APA", the then owner of the leasehold interest in The Pier Shops), the Operating Partnership, Taubman Centers, Inc., the owners of APA and certain affiliates of such owners, three individuals affiliated with, or at one time employed by an affiliate of one of the owners, and, subsequently added the Manager as a defendant. The plaintiffs are alleging the defendants misrepresented and concealed the status of certain tenant leases at The Pier Shops and that such status was relied upon by the plaintiffs in making decisions about their own leases. The plaintiffs are seeking damages exceeding $20 million, rescission of their leases, exemplary or punitive damages, costs and expenses, attorney's fees, return of certain rent, and other relief as the court may determine. The claims against the Operating Partnership, Taubman Centers, Inc., the Manager, other Taubman defendants, and one of the owners, were dismissed in July 2011, but, in August 2011, the restaurant owners reinstated the same claims in a state court action that was then removed to the United States District Court for the Eastern District of Pennsylvania (Case No. 11-CV-05676). The defendants are vigorously defending the action. The outcome of this lawsuit cannot be predicted with any certainty and management is currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs. While management does not believe that an adverse outcome in this lawsuit would have a material adverse effect on the Company's financial condition, there can be no assurance that an adverse outcome would not have a material effect on the Company's results of operations for any particular period.

Other

See Note 8 for the Operating Partnership's guarantees of certain notes payable, Note 9 for contingent features relating to certain joint venture agreements, Note 10 for contingent features relating to derivative instruments, and Note 13 for obligations under existing share-based compensation plans.

Note 16 - Earnings Per Share

Basic earnings per share amounts are based on the weighted average of common shares outstanding for the respective periods. Diluted earnings per share amounts are based on the weighted average of common shares outstanding plus the dilutive effect of potential common stock. Potential common stock includes outstanding partnership units exchangeable for common shares under the Continuing Offer (Note 15), outstanding options for partnership units, PSU, RSU, deferred shares under the Non-Employee Directors' Deferred Compensation Plan, and unissued partnership units under a unit option deferral election (Note 13). In computing the potentially dilutive effect of potential common stock, partnership units are assumed to be exchanged for common shares under the Continuing Offer, increasing the weighted average number of shares outstanding. The potentially dilutive effects of partnership units outstanding and/or issuable under the unit option deferral elections are calculated using the if-converted method, while the effects of other potential common stock are calculated using the treasury method. Contingently issuable shares are included in diluted EPS based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period.

	Year Ended December 31		
	2012	2011	2010
Net income attributable to Taubman Centers, Inc. common shareowners (Numerator):			
Income from continuing operations	$ 83,511	$ 75,011	$ 61,284
Income (loss) from discontinued operations		101,690	(13,685)
Basic	$ 83,511	$ 176,701	$ 47,599
Shares (Denominator) – basic	59,884,455	56,899,966	54,569,618
Earnings per common share from continuing operations	$ 1.39	$ 1.32	$ 1.12
Income (loss) from discontinued operations		1.79	(0.25)
Earnings per common share – basic	$ 1.39	$ 3.11	$ 0.87

	Year Ended December 31		
	2012	2011	2010
Net income attributable to Taubman Centers, Inc. common shareowners (Numerator):			
Income from continuing operations - basic	$ 83,511	$ 75,011	$ 61,284
Impact of additional ownership of TRG on income from continuing operations	672	625	428
Income from continuing operations - diluted	$ 84,183	$ 75,636	$ 61,712
Income (loss) from discontinued operations - basic		101,690	(13,685)
Impact of additional ownership of TRG on income (loss) from discontinued operations		296	(91)
Diluted	$ 84,183	$ 177,622	$ 47,936
Shares – basic	59,884,455	56,899,966	54,569,618
Effect of dilutive securities	1,491,989	1,629,123	1,133,195
Shares (Denominator) – diluted	61,376,444	58,529,089	55,702,813
Earnings per common share from continuing operations	$ 1.37	$ 1.29	$ 1.11
Income (loss) from discontinued operations		1.74	(0.25)
Earnings per common share – diluted	$ 1.37	$ 3.03	$ 0.86

The calculation of diluted earnings per share excluded certain potential common stock including outstanding partnership units, unissued partnership units under a unit option deferral election, and out-of-the-money options, all of which may be exchanged for common shares of the Company under the Continuing Offer. The table below presents the potential common stock excluded from the calculation of diluted earnings per share as they were anti-dilutive in the period presented.

	Year Ended December 31		
	2012	2011	2010
Weighted average partnership units outstanding	5,063,736	7,449,132	8,565,622
Unissued partnership units under unit option deferral elections	871,262	871,262	871,262
Out-of-the-money options		60,469	515,449

Note 17 - Fair Value Disclosures

This note contains required fair value disclosures for assets and liabilities remeasured at fair value on a recurring basis and financial instruments carried at other than fair value, as well as assumptions employed in deriving these fair values.

Recurring Valuations

Derivative Instruments

The fair value of interest rate hedging instruments is the amount that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the reporting date. The Company's valuations of its derivative instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative, and therefore fall into Level 2 of the fair value hierarchy. The valuations reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including forward curves. The fair values of interest rate hedging instruments also incorporate credit valuation adjustments to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk.

Marketable Securities

The Company's valuations of marketable securities, which are considered to be available-for-sale, and an insurance deposit utilize unadjusted quoted prices determined by active markets for the specific securities the Company has invested in, and therefore fall into Level 1 of the fair value hierarchy.

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosure of the fair value for each major category of assets and liabilities is presented below:

	Fair Value Measurements as of December 31, 2012 Using		Fair Value Measurements as of December 31, 2011 Using	
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Available-for-sale securities	$ 2,452		$ 2,158	
Insurance deposit	11,291		10,708	
Total assets	$ 13,743		$ 12,866	
Derivative interest rate contract (Note 10)		$ (11,865)		$ (9,044)
Total liabilities		$ (11,865)		$ (9,044)

The insurance deposit shown above represents an escrow account maintained in connection with a property and casualty insurance arrangement for the Company's shopping centers, and is classified within Deferred Charges and Other Assets on the Consolidated Balance Sheet. The corresponding deferred revenue relating to amounts billed to tenants for this arrangement has been classified within Accounts Payable and Other Liabilities on the Consolidated Balance Sheet.

The available-for-sale securities shown above consist of marketable securities that represent shares in a Vanguard REIT fund that were purchased to facilitate a tax efficient structure for the 2005 disposition of Woodland mall and is classified within Deferred Charges and Other Assets on the Consolidated Balance Sheet. In January 2013, this security was sold, resulting in a $1.3 million realized gain that will be recognized in the first quarter 2013.

Financial Instruments Carried at Other Than Fair Values

Community Development District Obligation

The owner of one shopping center pays annual special assessment levies of a Community Development District (CDD), which provided certain infrastructure assets and improvements. As the amount and period of the special assessments were determinable, the Company capitalized the infrastructure assets and improvements and recognized an obligation for the future special assessments to be levied. At December 31, 2012 and 2011, the book value of the infrastructure assets and improvements, net of depreciation, was $39.8 million and $41.6 million, respectively. The related obligation is classified within Accounts Payable and Accrued Liabilities on the Consolidated Balance Sheet and had a balance of $60.8 million and $61.8 million at December 31, 2012 and 2011, respectively. The fair value of this obligation, derived from quoted market prices and therefore falling into Level 1 of the fair value hierarchy, was $60.9 million at December 31, 2012 and $58.2 million at December 31, 2011.

Notes Payable

The fair value of notes payable are estimated using cash flows discounted at current market rates and therefore fall into Level 2 of the fair value hierarchy. When selecting discount rates for purposes of estimating the fair value of notes payable at December 31, 2012 and 2011, the Company employed the credit spreads at which the debt was originally issued. Excluding 2010 through 2012 refinancings and debt assumed as part of the 2011 acquisitions, an additional 1.50% credit spread was added to the discount rate at December 31, 2012 and December 31, 2011, to attempt to account for current market conditions. This additional spread is an estimate and is not necessarily indicative of what the Company could obtain in the market at the reporting date. The Company does not believe that the use of different interest rate assumptions would have resulted in a materially different fair value of notes payable as of December 31, 2012 or 2011. To further assist financial statement users, the Company has included with its fair value disclosures an analysis of interest rate sensitivity.

The estimated fair values of notes payable at December 31, 2012 and 2011 are as follows:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$ 2,952,030	$ 3,082,265	$ 3,145,602	$ 3,299,243

The fair values of the notes payable are dependent on the interest rates used in estimating the values. An overall 1% increase in rates employed in making these estimates would have decreased the fair values of the debt shown above at December 31, 2012 by $73.9 million or 2.4%.

Cash Equivalents and Notes Receivable

The fair value of cash equivalents and notes receivable approximates their carrying value due to their short maturity. The fair value of cash equivalents is derived from quoted market prices and therefore falls into Level 1 of the fair value hierarchy. The fair value of notes receivable are estimated using cash flows discounted at current market rates and therefore fall into Level 2 of the fair value hierarchy.

See Note 5 regarding the fair value of the Unconsolidated Joint Ventures' notes payable, and Note 10 regarding additional information on derivatives.

Note 18 – Cash Flow Disclosures and Non-Cash Investing and Financing Activities

Interest paid in 2012, 2011, and 2010, net of amounts capitalized of $3.6 million, $0.4 million, and $0.3 million, respectively, was $142.0 million, $117.2 million, and $134.6 million, respectively. Income taxes paid in 2012, 2011, and 2010 were immaterial. The following non-cash investing and financing activities occurred during 2012, 2011, and 2010. This table excludes any non-cash adjustments of noncontrolling interests as a result of equity transactions (Note 9).

	2012	2011	2010
Issuance of note and other receivable in connection with the sale of Taubman TCBL's assets (Note 2)	$ 9,353		
Issuance of TRG partnership units in connection with acquisitions of The Mall at Green Hills and The Gardens on El Paseo and El Paseo Village (Note 2)		$ 72,683	
Assumption of debt in connection with acquisitions of The Mall at Green Hills and The Gardens on El Paseo and El Paseo Village (Note 2)		215,439	
Issuance of installment notes in connection with acquisitions of The Mall at Green Hills and The Gardens on El Paseo and El Paseo Village (Note 2)		281,467	
Issuance of redeemable equity in connection with acquisition of Taubman TCBL (Note 2)		11,882	
Receipt of escrow in connection with the sale of Taubman TCBL (Note 2)	3,550		
Relinquishment of redeemable equity in connection with disposition of Taubman TCBL (Note 2)	8,855		
Transfer of The Pier Shops and Regency Square in settlement of mortgage debt obligations, net (Note 2)		63,941	
Other non-cash additions to properties	19,952	29,803	$ 28,678

Other non-cash additions to properties primarily represent accrued construction and tenant allowance costs. Various other assets and liabilities were also assumed in connection with the acquisitions of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village, Taubman TCBL, and an additional interest in International Plaza, as well as the disposition of Taubman TCBL. (Note 2).

Note 19 – Accumulated Other Comprehensive Income

Changes in the balance of each component of Accumulated Other Comprehensive Income (AOCI) for the year ended December 31, 2012 are as follows:

	Taubman Centers, Inc. AOCI			Noncontrolling Interests AOCI		
	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total
January 1, 2012		(27,613)	(27,613)		9,113	9,113
Current Period Other Comprehensive Income	1,888	(2,551)	(663)	756	(1,162)	(406)
Other Adjustments		6,212	6,212		(6,212)	(6,212)
December 31, 2012	1,888	(23,952)	(22,064)	756	1,739	2,495

Changes in the balance of each component of AOCI for the year ended December 31, 2011 are as follows:

	Taubman Centers, Inc. AOCI			Noncontrolling Interests AOCI		
	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total
January 1, 2011		(14,925)	(14,925)		15,802	15,802
Current Period Other Comprehensive Income		(13,137)	(13,137)		(6,240)	(6,240)
Other Adjustments		449	449		(449)	(449)
December 31, 2011		(27,613)	(27,613)		9,113	9,113

Changes in the balance of each component of AOCI for the year ended December 31, 2010 are as follows:

	Taubman Centers, Inc. AOCI			Noncontrolling Interests AOCI		
	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total
January 1, 2010		(24,443)	(24,443)		5,820	5,820
Current Period Other Comprehensive Income		9,469	9,469		10,031	10,031
Other Adjustments		49	49		(49)	(49)
December 31, 2010		(14,925)	(14,925)		15,802	15,802

Note 20 – Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for 2012 and 2011:

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$ 169,264**	**$ 179,465**	**$ 189,539**	**$ 209,706**
Equity in income of Unconsolidated Joint Ventures	11,901	11,170	12,672	12,751
Net income	**32,177**	**31,448**	**45,061**	**49,131**
Net income attributable to TCO common shareowners	17,531	16,373	21,700	27,907
Income from continuing operations per share - basic	**$ 0.30**	**$ 0.28**	**$ 0.36**	**$ 0.45**
Earnings per common share – basic	$ 0.30	$ 0.28	$ 0.36	$ 0.45
Income from continuing operations per share - diluted	**$ 0.30**	**$ 0.27**	**$ 0.35**	**$ 0.44**
Earnings per common share – diluted	$ 0.30	$ 0.27	$ 0.35	$ 0.44

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$ 149,634**	**$ 149,407**	**$ 158,555**	**$ 187,322**
Equity in income of Unconsolidated Joint Ventures	10,146	10,886	10,958	14,074
Net income[(1)]	**24,444**	**20,290**	**21,868**	**220,796**
Net income attributable to TCO common shareowners	10,716	8,344	8,461	149,180
Income from continuing operations per share - basic	**$ 0.27**	**$ 0.23**	**$ 0.29**	**$ 0.53**
Earnings per common share – basic[(1)]	$ 0.19	$ 0.15	$ 0.15	$ 2.58
Income from continuing operations per share - diluted	**$ 0.26**	**$ 0.23**	**$ 0.28**	**$ 0.52**
Earnings per common share – diluted[(1)]	$ 0.19	$ 0.15	$ 0.14	$ 2.50

(1) Amounts include non-cash accounting gains of $126.7 million and $47.4 million, respectively, that were recognized on extinguishment of the debt obligations at The Pier Shops and Regency Square in the fourth quarter of 2011 (Note 2).

Note 21 – Subsequent Events

Great Lakes Crossing Outlets

In January 2013, a 10-year, $225 million non-recourse refinancing was completed on Great Lakes Crossing Outlets. The payments on the loan, which bears interest at an all-in rate of 3.63%, are based on amortizing principal over 30 years. The existing $126 million, 5.25% fixed rate loan, which was scheduled to mature in March 2013, was paid off and the approximately $100 million of excess proceeds were used to pay down the revolving lines of credit.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2012, 2011, and 2010
(in thousands)

	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Write-offs	Transfers, net	Balance at end of year
Year Ended December 31, 2012						
Allowance for doubtful receivables	$3,303	$1,397		$(1,276)		$3,424
Year Ended December 31, 2011						
Allowance for doubtful receivables	$7,966	$2,032		$(2,535)	$(4,160) (1)	$3,303
Year Ended December 31, 2010						
Allowance for doubtful receivables	$6,894	$3,363		$(2,291)		$7,966

(1) Amounts represent balances associated with The Pier Shops and Regency Square as the centers were transferred to their mortgage lenders during 2011.

See accompanying report of independent registered public accounting firm.

TAUBMAN CENTERS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period							
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	BI&E	Total	Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances	Date of Completion of Construction or Acquisition	Depreciable Life
Shopping Centers:											
Beverly Center Los Angeles, CA		$ 209,093	$ 70,378		$ 279,471	$ 279,471	$ 152,174	$ 127,297	$ 310,468	1982	40 years
Cherry Creek Shopping Center Denver, CO		99,087	123,349		222,436	222,436	128,709	93,727	280,000	1990	40 years
City Creek Shopping Center Salt Lake City, UT		75,229			75,229	75,229	2,239	72,990		2012	30 years
Dolphin Mall, Miami, FL	$ 34,881	222,301	64,038	$ 34,881	286,339	321,220	86,666	234,554	250,000 (1)	2001	50 years
Fairlane Town Center, Dearborn, MI	17,330	104,668	50,509	17,330	155,177	172,507	74,378	98,129	60,000 (1)	1996	40 years
The Gardens on El Paseo/ El Paseo Village Palm Desert, CA	23,500	131,858	966	23,500	132,824	156,324	3,842	152,482	85,336/ (2) 16,698	2011	40 years/ 48 years
Great Lakes Crossing Outlets Auburn Hills, MI	15,506	188,773	44,938	15,506	233,711	249,217	110,371	138,846	126,036	1998	50 years
The Mall at Green Hills Nashville, TN	46,000	332,261	1,102	46,000	333,363	379,363	10,893	368,470	108,284 (3)	2011	40 years
International Plaza Tampa, FL		299,244	38,917		338,161	338,161	114,843	223,318	325,000	2001	50 years
MacArthur Center, Norfolk, VA		142,804	19,628		162,432	162,432	61,113	101,319	130,567	1999	50 years
Northlake Mall Charlotte, NC	22,540	141,365	6,274	22,540	147,639	170,179	60,381	109,798	215,500	2005	50 years
The Mall at Partridge Creek Clinton Township, MI	14,097	118,531	15,228	14,097	133,759	147,856	46,537	101,319	80,222	2007	50 years
The Mall at Short Hills Short Hills, NJ	25,114	167,595	161,976	25,114	329,571	354,685	156,096	198,589	540,000	1980	40 years
Stony Point Fashion Park Richmond, VA	10,677	90,731	14,902	10,677	105,633	116,310	46,943	69,367	101,644	2003	50 years
Twelve Oaks Mall Novi, MI	25,410	190,455	83,146	25,410	273,601	299,011	125,937	173,074	85,000 (1)	1977	50 years
The Mall at Wellington Green Wellington, FL	18,967	180,799	13,933	21,439	192,260	213,699	78,169	135,530	200,000	2001	50 years
The Shops at Willow Bend Plano, TX	26,192	212,565	37,612	26,192	250,177	276,369	87,702	188,667		2001	50 years
Other:											
Office Facilities			28,363		28,363	28,363	21,736	6,627			
Peripheral Land	46,420			46,420		46,420		46,420			
Construction in Process and Development - pre-construction costs	89,239	57,055	17,256	89,239	74,311	163,550		163,550			
Assets under CDD Obligations	4,164	61,411		4,164	61,411	65,575	25,727	39,848			
Other		7,623			7,623	7,623	1,420	6,203			
Total	$ 420,037	$ 3,033,448	$ 792,515	$ 422,509	$ 3,823,491	$ 4,246,000 (4)	$ 1,395,876	$ 2,850,124			

The changes in total real estate assets and accumulated depreciation for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Total Real Estate Assets		
	2012	2011	2010
Balance, beginning of year	$ 4,020,954	$ 3,528,297	$ 3,496,853
Acquisitions		543,136 (5)	
New development and improvements	237,877	76,026	79,023
Disposals/Write-offs	(11,972)	(123,839) (6)	(46,737)
Transfers In/(Out)	(859)	(2,666)	(842)
Balance, end of year	$ 4,246,000	$ 4,020,954	$ 3,528,297

	Accumulated Depreciation		
	2012	2011	2010
Balance, beginning of year	$ (1,271,943)	$ (1,199,247)	$ (1,100,610)
Depreciation - continuing operations	(134,858)	(117,466)	(136,824)
Depreciation - discontinued operations		(9,764)	(8,108)
Disposals/Write-offs	10,925	54,534 (6)	46,295
Transfers In/(Out)			
Balance, end of year	$ (1,395,876)	$ (1,271,943)	$ (1,199,247)

(1) These centers are collateral for the Company's $650 million revolving line of credit. Borrowings under the revolving line of credit are primary obligations of the entities owning these centers.

(2) Balances represent the two different mortgage notes held separately on The Gardens on El Paseo and El Paseo Village for $85.3 million and $16.7 million which include $3.9 million and $0.2 million, respectively, of purchase accounting premiums.

(3) Balance includes $2.0 million purchase accounting premium.

(4) The unaudited aggregate cost for federal income tax purposes as of December 31, 2012 was $4.613 billion.

(5) Includes costs relating to the purchase of The Mall at Green Hills, The Gardens on El Paseo and El Paseo Village.

(6) Includes the book balances of property assets of The Pier Shops and Regency Square that were transferred to the mortgage lenders. The book balances, net of depreciation, were $25.7 million and $35.9 million, respectively.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAUBMAN CENTERS, INC.

Date: February 25, 2013 By: */s/ Robert S. Taubman*

Robert S. Taubman, Chairman of the Board, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert S. Taubman Robert S. Taubman	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)	February 25, 2013
/s/ Lisa A. Payne Lisa A. Payne	Vice Chairman, Chief Financial Officer, and Director (Principal Financial Officer)	February 25, 2013
/s/ William S. Taubman William S. Taubman	Chief Operating Officer, and Director	February 25, 2013
/s/ Esther R. Blum Esther R. Blum	Senior Vice President, Controller, and Chief Accounting Officer	February 25, 2013
/s/ Graham Allison Graham Allison	Director	February 25, 2013
/s/ Jerome A. Chazen Jerome A. Chazen	Director	February 25, 2013
/s/ Craig M. Hatkoff Craig M. Hatkoff	Director	February 25, 2013
/s/ Peter Karmanos, Jr. Peter Karmanos, Jr.	Director	February 25, 2013
/s/ William U. Parfet William U. Parfet	Director	February 25, 2013
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director	February 25, 2013

Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except ratios)

	Year Ended December 31				
	2012	2011	2010	2009	2008
Earnings from continuing operations before income from equity investees and taxes (1) (2)	$ 114,287	$ 95,945	$ 77,928	$ 94,632	$ (26,965)
Add back:					
Fixed charges	152,517	127,128	139,410	139,854	148,738
Amortization of previously capitalized interest	4,427	4,401	4,411	4,443	4,460
Distributed income of Unconsolidated Joint Ventures (3)	48,494	46,064	45,412	11,488	35,356
Deduct:					
Capitalized interest	(3,594)	(422)	(319)	(1,257)	(7,972)
Preferred distributions (4)		372	(2,460)	(2,460)	(2,460)
Earnings available for fixed charges and preferred dividends	$ 316,131	$ 273,488	$ 264,382	$ 246,700	$ 151,157
Fixed charges:					
Interest expense	$ 142,616	$ 122,277	$ 132,362	$ 131,558	$ 133,455
Capitalized interest	3,594	422	319	1,257	7,972
Interest portion of rent expense	6,307	4,801	4,269	4,579	4,851
Preferred distributions (4)		(372)	2,460	2,460	2,460
Total fixed charges	$ 152,517	$ 127,128	$ 139,410	$ 139,854	$ 148,738
Preferred dividends (5)	21,051	14,634	14,634	14,634	14,634
Total fixed charges and preferred dividends	$ 173,568	$ 141,762	$ 154,044	$ 154,488	$ 163,372
Ratio of earnings to fixed charges and preferred dividends (1)	1.8	1.9	1.7	1.6	0.9 (6)

(1) In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Development" to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2) Earnings before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(3) Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms. Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center.

(4) In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.

(5) In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.

(6) Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $12.2 million for 2008. See notes (2) and (3) above.

Exhibit 31.1

**Certification of Chief Executive Officer
Pursuant to 15 U.S.C. Section 10A, as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, Robert S. Taubman, certify that:

1. I have reviewed this annual report on Form 10-K of Taubman Centers, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013

/s/ Robert S. Taubman
Robert S. Taubman
Chairman of the Board of Directors, President, and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to 15 U.S.C. Section 10A, as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Lisa A. Payne, certify that:

1. I have reviewed this annual report on Form 10-K of Taubman Centers, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013

/s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman, Chief Financial Officer, and Director
(Principal Financial Officer)

Exhibit 32.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

I, Robert S. Taubman, Chief Executive Officer of Taubman Centers, Inc. (the "Registrant"), certify that based upon a review of the Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report"):

(i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Robert S. Taubman Date: February 25, 2013

Robert S. Taubman

Chairman of the Board of Directors, President, and Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

I, Lisa A. Payne, Chief Financial Officer of Taubman Centers, Inc. (the "Registrant"), certify that based upon a review of the Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report"):

(i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Lisa A. Payne

Lisa A. Payne

Vice Chairman, Chief Financial Officer, and Director
(Principal Financial Officer)

Date: February 25, 2013

TAUBMAN CENTERS, INC.
Debt Summary
As of December 31, 2012
(in millions of dollars, amounts may not add due to rounding)

MORTGAGE AND OTHER NOTES PAYABLE (a)
INCLUDING WEIGHTED AVERAGE INTEREST RATES AT DECEMBER 31, 2012

		100% 12/31/2012	Beneficial Interest 12/31/2012	Effective Rate 12/31/2012 (b)	LIBOR Rate Spread	Principal Amortization and Debt Maturities 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total	
Consolidated Fixed Rate Debt:																			
Beverly Center		310.5	310.5	5.28 %		6.6	303.8											310.5	
Cherry Creek Shopping Center	50.00%	280.0	140.0	5.24 %					140.0									140.0	
El Paseo Village		16.7 (c)	16.7	3.87 % (c)		0.4	0.4	15.9										16.7	(l)
Great Lakes Crossing Outlets		126.0	126.0	5.25 %		126.0 (k)												126.0	
International Plaza		325.0	325.0	4.85 %				4.9	5.2	5.4	5.7	6.0	6.3	291.5				325.0	
Northlake Mall		215.5	215.5	5.41 %					215.5									215.5	
Stony Point Fashion Park		101.6	101.6	6.24 %		2.1	99.5											101.6	
The Gardens on El Paseo		85.3 (d)	85.3	4.52 % (d)		1.1	1.1	1.1	81.9									85.3	(l)
The Mall at Green Hills		108.3 (e)	108.3	4.73 % (e)		108.3												108.3	(l)
The Mall at Partridge Creek		80.2	80.2	6.15 %		1.1	1.1	1.2	1.3	1.4	1.4	1.5	71.2					80.2	
The Mall at Short Hills		540.0	540.0	5.47 %				540.0										540.0	
The Mall at Wellington Green	90.00%	200.0	180.0	5.44 %				180.0										180.0	
Total Consolidated Fixed		2,389.2	2,229.2			245.7	406.0	743.2	443.9	6.8	7.1	7.5	77.5	291.5				2,229.2	
Weighted Rate		5.29%	5.29%			5.03%	5.51%	5.42%	5.19%	5.11%	5.11%	5.12%	6.04%	4.85%					
Consolidated Floating Rate Debt:																			
MacArthur Center	95.00%	130.6	124.0	4.99 % (f)		1.3	1.4	1.5	1.6	1.7	1.8	2.0	112.8					124.0	
TRG $65M Revolving Credit		37.3	37.3	1.61 % (g)	1.40%		37.3											37.3	
TRG $650M Revolving Credit Facility:																			
Dolphin Mall (j)		250.0	250.0	1.96 %	1.75%			250.0 (j)										250.0	
Fairlane Town Center (j)		60.0	60.0	1.96 %	1.75%			60.0 (j)										60.0	
Twelve Oaks Mall (j)		85.0	85.0	1.96 %	1.75%			85.0 (j)										85.0	
Total Consolidated Floating		562.8	556.3			1.3	38.7	396.5	1.6	1.7	1.8	2.0	112.8					556.3	
Weighted Rate		2.64%	2.61%			4.99%	1.73%	1.97%	4.99%	4.99%	4.99%	4.99%	4.99%						
Total Consolidated		2,952.0	2,785.5			247.0	444.7	1,139.7	445.4	8.5	9.0	9.5	190.3	291.5				2,785.5	
Weighted Rate		4.78%	4.76%			5.03%	5.19%	4.22%	5.19%	5.09%	5.09%	5.09%	5.42%	4.85%					
Joint Ventures Fixed Rate Debt:																			
Arizona Mills	50.00%	169.8	84.9	5.76 %		1.2	1.3	1.4	1.4	1.5	1.6	1.7	74.7					84.9	
The Mall at Millenia	50.00%	350.0	175.0	4.00 %					0.5	3.1	3.2	3.4	3.5	3.6	3.8	3.9	149.9	175.0	(m)
Sunvalley	50.00%	189.3	94.6	4.44 %		1.5	1.6	1.6	1.7	1.8	1.9	2.0	2.1	2.2	78.3			94.6	
Taubman Land Associates	50.00%	24.0	12.0	3.84 %		0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.3	9.7			12.0	
Waterside Shops	50.00%	165.0	86.4 (h)	4.07 % (h)		1.1	1.1	1.1	83.3									86.4	(l)
Westfarms	78.94%	317.9	250.9	4.50 %		4.2	4.3	4.5	4.8	5.0	5.2	5.4	5.7	5.9	205.9			250.9	
Total Joint Venture Fixed		1,215.9	703.9			8.1	8.5	8.8	91.9	11.6	12.2	12.8	86.3	12.0	297.8	3.9	149.9	703.9	
Weighted Rate		4.45%	4.46%			4.60%	4.61%	4.61%	4.13%	4.51%	4.51%	4.51%	5.57%	4.32%	4.46%	4.00%	4.00%		
Joint Ventures Floating Rate Debt:																			
Fair Oaks	50.00%	275.0	137.5	4.10 % (i)			0.8	2.0	2.2	2.3	130.2							137.5	
Total Joint Venture Floating		275.0	137.5				0.8	2.0	2.2	2.3	130.2							137.5	
Weighted Rate		4.10%	4.10%				4.10%	4.10%	4.10%	4.10%	4.10%								
Total Joint Venture		1,490.9	841.4			8.1	9.3	10.8	94.1	14.0	142.4	12.8	86.3	12.0	297.8	3.9	149.9	841.4	
Weighted Rate		4.39%	4.40%			4.60%	4.57%	4.52%	4.13%	4.44%	4.14%	4.51%	5.57%	4.32%	4.46%	4.00%	4.00%		
TRG Beneficial Interest Totals																			
Fixed Rate Debt		3,605.0	2,933.1	(c),(d),(e),(h)		253.8	414.5	752.0	535.8	18.4	19.3	20.3	163.8	303.6	297.8	3.9	149.9	2,933.1	
		5.01%	5.09%			5.01%	5.50%	5.41%	5.01%	4.73%	4.73%	4.74%	5.79%	4.83%	4.46%	4.00%	4.00%		
Floating Rate Debt		837.8	693.8			1.3	39.5	398.5	3.8	4.0	132.0	2.0	112.8					693.8	
		3.12%	2.91%			4.99%	1.78%	1.98%	4.48%	4.48%	4.11%	4.99%	4.99%						
Total		4,442.9	3,626.9	(c),(d),(e),(h)		255.1	453.9	1,150.5	539.5	22.5	151.4	22.2	276.5	303.6	297.8	3.9	149.9	3,626.9	
		4.65%	4.67%			5.01%	5.17%	4.22%	5.00%	4.68%	4.19%	4.76%	5.46%	4.83%	4.46%	4.00%	4.00%		

Average Maturity Fixed Debt	5
Average Maturity Total Debt	4

(a) All debt is secured and non-recourse to TRG unless otherwise indicated.

(b) Includes the impact of interest rate swaps, if any, but does not include effect of amortization of debt issuance costs, losses on settlement of derivatives used to hedge the refinancing of certain fixed rate debt or interest rate cap premiums.

(c) Debt includes $0.2 million of purchase accounting premium from acquisition which reduces the stated rate on the debt of 4.42% to an effective rate of 3.87%.

(d) Debt includes $3.9 million of purchase accounting premium from acquisition which reduces the stated rate on the debt of 6.10% to an effective rate of 4.52%.

(e) Debt includes $2.0 million of purchase accounting premium from acquisition which reduces the stated rate on the debt of 6.89% to an effective rate of 4.73%.

(f) Debt is swapped to the effective rate indicated until maturity.

(g) Rate floats daily at LIBOR plus spread. Letters of credit totaling $4.1 million are also outstanding on the facility.

(h) Beneficial interest in debt includes $3.9 million of purchase accounting premium from acquisition of an additional 25% investment in Waterside Shops which reduces the stated rate on the debt of 5.54% to an effective rate of 4.07% on total beneficial interest in debt.

(i) Debt is swapped to an effective rate of 4.10% until 2.5 months prior to maturity.

(j) TRG revolving credit facility of $650 million. Dolphin, Fairlane, and Twelve Oaks are direct borrowers under this facility. Debt is guaranteed by TRG. A one year extension option is available.

(k) In January 2013, the existing $126 million 5.25% loan on Great Lakes Crossing Outlets was refinanced. The new 10 year, non-recourse, $225 million loan bears interest at a fixed rate of 3.601%.

(l) Principal amortization includes amortization of purchase accounting adjustments.

(m) The loan on The Mall at Millenia is interest only for four years and then amortizes principal based on 30 years. The interest only period may be extended until the maturity date provided that the net income available for debt service equals or exceeds a certain amount for the calendar year 2015.

Exhibit 99.2

UNCONSOLIDATED JOINT VENTURES OF THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period							
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	Buildings, Improvements, and Equipment	Total	Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances	Date of Completion of Construction or Acquisition	Depreciable Life
Shopping Centers:											
Arizona Mills, Tempe, AZ	$ 22,017	$ 147,922	$ 3,408	$ 22,017	$ 151,330	$ 173,347	$ 56,867	$ 116,480	$ 169,754	1997	50 Years
Fair Oaks, Fairfax, VA	7,667	33,147	79,551	7,667	112,698	120,365	67,670	52,695	275,000	1980	55 Years
The Mall at Millenia, Orlando, FL	22,517	176,577	7,714	22,517	184,291	206,808	69,311	137,497	350,000	2002	50 Years
Stamford Town Center, Stamford, CT	9,537	40,044	93,057	9,537	133,101	142,638	67,474	75,164		1982	40 Years
Sunvalley, Concord, CA	350	65,740	32,436	350	98,176	98,526	60,106	38,420	189,262	1967	40 Years
Waterside Shops, Naples, FL	12,604	66,930	86,868	12,604	153,798	166,402	53,762	112,640	165,000	2003	50 Years
Westfarms, Farmington, CT	5,287	38,638	132,417	5,287	171,055	176,342	97,911	78,431	317,877	1974	34 Years
Other:											
Taubman Land Associates (Sunvalley), Concord, CA	42,697			42,697		42,697		42,697	23,964	2006	
Peripheral Land	1,547			1,547		1,547		1,547			
Construction in Process and Development - Pre-construction costs (1)			975		975	975		975			
Total	$ 124,223	$ 568,998	$ 436,426	$ 124,223	$ 1,005,424	$ 1,129,647 (2)	$ 473,101	$ 656,546			

The changes in total real estate assets and accumulated depreciation for the years ended December 2012, 2011, and 2010 are as follows:

	Total Real Estate Assets		
	2012	2011	2010
Balance, beginning of year	$ 1,107,314	$ 1,092,916	$ 1,094,963
New development and improvements	26,131	19,352	10,703
Disposals/Write-offs	(3,798)	(4,954)	(12,750)
Balance, end of year	$ 1,129,647	$ 1,107,314	$ 1,092,916

	Accumulated Depreciation		
	2012	2011	2010
Balance, beginning of year	$ (446,059)	$ (417,712)	$ (396,518)
Depreciation for year	(31,060)	(30,289)	(32,324)
Disposals	4,018	1,942	11,130
Balance, end of year	$ (473,101)	$ (446,059)	$ (417,712)

(1) Excludes $128.3 million relating to the Company's investments in new center properties under development.

(2) The unaudited aggregate cost for federal income tax purposes as of December 31, 2012 was $1.382 billion.

PAGE INTENTIONALLY LEFT BLANK

Notes and Reconciliations for Graphs (pages 7 and 19)

FUNDS FROM OPERATIONS (FFO) AND ADJUSTED FFO PER SHARE: RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO TCO COMMON SHAREOWNERS TO FFO AND ADJUSTED FFO PER SHARE[1]
(in millions of dollars; amounts may not add due to rounding)

YEAR ENDED	2003	2004	2005	2006	2007
Net income (loss) attributable to TCO common shareowners	21.2	(5.1)	44.1	21.4	48.5
Gains on dispositions of properties and other	(49.6)	(0.3)	(52.8)		
Depreciation and amortization	137.4	139.8	150.3	147.3	141.0
Noncontrolling interests and distributions to participating securities of TRG	35.5	35.7	36.0	41.8	45.6
Funds from Operations	144.5	170.1	177.7	210.4	235.1
Funds from Operations allocable to TCO	87.3	103.1	110.6	136.7	155.4
Funds from Operations per share	**$ 1.70**	**$ 2.07**	**$ 2.17**	**$ 2.56**	**$ 2.88**
Funds from Operations	144.5	170.1	177.7	210.4	235.1
Costs related to unsolicited tender offer, net of recoveries	24.8	(1.0)			
Restructuring charges		5.7		4.7	
Charge upon redemption of preferred equity		2.7	3.1		
Debt prepayment premium and write-off of financing costs			12.7	3.1	
Adjusted Funds from Operations	169.4	177.5	193.5	218.2	235.1
Adjusted Funds from Operations allocable to TCO	102.4	107.5	120.5	141.7	155.4
Adjusted Funds from Operations per share	**$ 2.00**	**$ 2.16**	**$ 2.36**	**$ 2.65**	**$ 2.88**

YEAR ENDED	2008	2009	2010	2011	2012
Net income (loss) attributable to TCO common shareowners	(86.7)	(69.7)	47.6	176.7	83.5
Impairment charges of depreciable real estate	160.8				
Depreciation and amortization	154.8	154.4	161.8	152.3	159.8
Noncontrolling interests and distributions to participating securities of TRG	54.1	(29.7)	27.9	82.1	41.3
Funds from Operations	122.2	215.8	237.3	411.1	284.7
Funds from Operations allocable to TCO	81.3	144.2	160.1	285.4	197.7
Funds from Operations per share	**$ 1.51**	**$ 2.66**	**$ 2.86**	**$ 4.86**	**$ 3.21**
Funds from Operations	122.2	215.8	237.3	411.1	284.7
Impairment charges of non-depreciable real estate	126.3				
Litigation charges		30.4			
Restructuring charges		2.5			
Acquisition costs				5.3	
Redemption of preferred equity				(2.2)	
Gains on extinguishment of debt				(174.2)	
Series G and H Preferred Stock redemption charges					6.4
Early extinguishment of debt on The Mall at Millenia					1.6
PRC taxes on sale of Taubman TCBL assets					3.2
Adjusted Funds from Operations	248.5	248.7	237.3	240.0	295.8
Adjusted Funds from Operations allocable to TCO	165.5	166.3	160.1	166.9	205.4
Adjusted Funds from Operations per share	**$ 3.08**	**$ 3.06**	**$ 2.86**	**$ 2.84**	**$ 3.34**

[1] Refer to the Form 10-K for a definition of FFO and the Company's uses of the measure. The Company presents adjusted versions of FFO when used by management to evaluate operating performance when certain significant items have impacted results that affect comparability with prior or future periods due to the nature or amounts of these items. The Company believes the disclosure of the adjusted items is similarly useful to investors and others to understand management's view on comparability of such measures between periods.

TENANT SALES PER SQUARE FOOT

Excludes non-comparable centers. Excludes The Pier Shops and Regency Square in 2011, 2010, and 2009. 2008 excludes The Pier Shops. Added value centers beginning 2004.

Officers and Directors

TAUBMAN CENTERS, INC.
BOARD OF DIRECTORS

GRAHAM T. ALLISON [3,4]
Professor
Harvard University

JEROME A. CHAZEN [1,2]
Chairman
Chazen Capital Partners
Chairman Emeritus
Fifth & Pacific Companies Inc.
(f.k.a Liz Claiborne, Inc.)

CRAIG M. HATKOFF [2,3]
Co-founder
Tribeca Film Festival

PETER KARMANOS, JR. [2]
Former Executive Chairman
Compuware Corporation

WILLIAM U. PARFET [1,3]
Chairman and Chief Executive Officer
MPI Research

LISA A. PAYNE
Vice Chairman
Chief Financial Officer
Taubman Centers, Inc.

ROBERT S. TAUBMAN [4]
Chairman of the Board
President and Chief Executive Officer
Taubman Centers, Inc.

WILLIAM S. TAUBMAN
Chief Operating Officer
Taubman Centers, Inc.

RONALD W. TYSOE [1,4]
Former Vice Chairman
Finance and Real Estate
Federated Department Stores
(Now Macy's, Inc.)

THE TAUBMAN COMPANY LLC
SENIOR OFFICERS AND
OPERATING COMMITTEE

ROBERT S. TAUBMAN
Chairman of the Board
President and Chief Executive Officer

LISA A. PAYNE
Vice Chairman
Chief Financial Officer

WILLIAM S. TAUBMAN
Chief Operating Officer

DENISE ANTON
Senior Vice President
Center Operations

ESTHER R. BLUM [5]
Senior Vice President
Controller and Chief
Accounting Officer

JONG CHOW
Senior Vice President
Chief Strategy Officer

CHRIS B. HEAPHY [6]
Senior Vice President
General Counsel and Secretary

DAVID S. JOSEPH II
Senior Vice President
Leasing

STEPHEN J. KIERAS
Senior Vice President
Development

SIMON J. LEOPOLD [7]
Senior Vice President
Capital Markets and Treasurer

TAUBMAN ASIA

RENÉ TREMBLAY [8]
President
Taubman Asia Management Limited

FOUNDER

A. ALFRED TAUBMAN

[1] Audit Committee Member

[2] Compensation Committee Member

[3] Nominating and Corporate Governance Committee Member

[4] Executive Committee Member

[5] Also serves as Senior Vice President, Controller and Chief Accounting Officer of Taubman Centers, Inc.

[6] Also serves as Assistant Secretary of Taubman Centers, Inc.

[7] Also serves as Treasurer of Taubman Centers, Inc.

[8] Also serves as a member of the Operating Committee

Shareowner Information

CORPORATE HEADQUARTERS
Taubman Centers, Inc.
200 East Long Lake Road
Bloomfield Hills, MI 48304-2324
248.258.6800

TAUBMAN ASIA
Taubman Asia Management Limited
Suite 1308, 13/F, Two Pacific Place
88 Queensway Admiralty, Hong Kong
852.3607.1333

USE OF TAUBMAN
For ease of use, references in this report to "Taubman Centers," "company," "Taubman" or an operating platform mean Taubman Centers, Inc. and/or one or more of a number of separate, affiliated entities. Business is actually conducted by an affiliated entity rather than Taubman Centers, Inc. itself or the named operating platform.

QUARTERLY SHARE PRICE AND DIVIDEND INFORMATION
The common stock of Taubman Centers, Inc. is listed and traded on the New York Stock Exchange (Symbol TCO). The following table represents the dividends and range of share prices for each quarter of 2012:

MARKET QUOTATIONS

2012 QUARTER ENDED	HIGH	LOW	DIVIDENDS
March 31	$ 72.95	$ 62.03	$ 0.4625
June 30	78.79	70.71	0.4625
September 30	81.34	75.17	0.4625
December 31	80.42	74.61	0.4625

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Chicago, Illinois

SHAREOWNER INQUIRIES
Barbara K. Baker
Vice President
Corporate Affairs & Investor Relations
Taubman
200 East Long Lake Road
Bloomfield Hills, Michigan 48304-2324
248.258.7367
bbaker@taubman.com

OUR WEBSITE:
www.taubman.com
Investor information on our website includes press releases, supplemental investor information, corporate governance information, our Code of Business Conduct and Ethics, SEC filings, and webcasts of quarterly earnings conference calls.

CONFIDENTIAL HOTLINES AND WEBSITES:
U.S.: 888.773.2513
Hong Kong: 800.96.4633
South Korea: 00798.1.1.002.5877
North China: 10.800.711.1152
South China: 10.800.110.1076
English Only:
www.reportlineweb.com/taubman
International Languages:
https://iwf.tnwgrc.com/taubman

Independently operated, confidential hotlines and websites to be used to report concerns regarding possible accounting, internal accounting control or auditing matters, or fraudulent acts and/or illegal activities involving our Company which may compromise our ethical standards. Other means of reporting concerns are identified in our Code of Business Conduct and Ethics located in the Investing/ Corporate Governance section of our Company's website.

DIVIDEND REINVESTMENT & DIRECT STOCK PURCHASE PLAN
The Dividend Reinvestment and Direct Stock Purchase Plan – sponsored and administrated by Computershare – provides owners of common stock a convenient way to reinvest dividends and purchase additional shares. In addition, investors who do not currently own any Taubman Centers' stock can make an initial investment through this program. A plan description can be viewed online on Computershare Shareowner Services website:
www.computershare.com/investor (Once on the website click "Buy stock direct" and follow the subsequent instructions). For questions about this plan or your account, or for a brochure and enrollment form, call: 1.888.877.2889

PUBLICATIONS
Taubman Centers' annual report on Form 10-K and quarterly reports on Form 10-Q are available free of charge from our Corporate Affairs Department or can be viewed and downloaded online at www.taubman.com. A Notice of 2013 Annual Meeting of Shareholders and Proxy Statement is furnished in advance of the annual meeting to all shareowners entitled to vote at the annual meeting.

ANNUAL MEETING
The 2013 Taubman Centers, Inc. Annual Meeting will be held on Wednesday, May 29 at The Townsend Hotel in Birmingham, Michigan. The meeting will begin at 11:00 a.m. Eastern Time.

TRANSFER AGENT AND REGISTRAR
Shareholder correspondence can be mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006
computershare.com/investor/Contact

Overnight correspondence can be mailed to:
Computershare
250 Royall Street
Canton, MA 02021

Design: SMBOLIC Editorial: CHRISTOPHER TENNYSON Printing: BLANCHETTE PRESS


MIX
Paper from responsible sources
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TAUBMAN



Taubman Centers, Inc.
200 East Long Lake Road
Bloomfield Hills, Michigan 48304-2324
www.taubman.com